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Follow-Up Materials

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02037602

REGISTRANT'S NAME Television Broadcasts

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MAY 3 0 2002
THOMSON
FINANCIAL

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FILE NO. 82- 1072 FISCAL YEAR 12-31-01

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OICF/BY: dlw

DATE : 4/26/02

82-1072

Television Broadcasts Limited
Annual Report 2001

AR/S
12-31-01

02 APR 23 AM 11:32



電視廣播有限公司
二〇〇一年度週年報告

CONTENTS

CORPORATE INFORMATION

DIRECTORS

Sir Run Run Shaw, G.B.M. (EXECUTIVE CHAIRMAN)
Mona Fong (DEPUTY CHAIRPERSON)
Louis Page (MANAGING DIRECTOR)
Chow Yei Ching, O.B.E.
Christina Lee Look Ngan Kwan
Lee Jung Sen, O.B.E. *
Li Dak Sum, DSSc. (Hon.), J.P. *
Kevin Lo Chung Ping
Chien Lee (alternate director to Lee Jung Sen)

** Independent non-executive directors*

COMPANY SECRETARY

Ho Ting Kwan

EXECUTIVE OFFICERS

Ho Ting Kwan (GENERAL MANAGER - TELEVISION BROADCASTING)
Raymond Roy Wong (ASSISTANT GENERAL MANAGER - TELEVISION BROADCASTING)
Cheong Shin Keong (ASSISTANT GENERAL MANAGER - TELEVISION BROADCASTING)

REGISTERED OFFICE

TV City, Clear Water Bay Road, Kowloon, Hong Kong

AUDITORS

PricewaterhouseCoopers

SHARE REGISTRARS

Central Registration Hong Kong Limited
Hopewell Centre
19th Floor
183 Queen's Road East
Hong Kong

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of the shareholders of the Company will be held at the Harbour Room, Mezzanine Floor, Shangri-La Hotel, Tsim Sha Tsui East, Kowloon, Hong Kong, on Wednesday, 29 May 2002 at 11:00 a.m. for the following purposes:-

(1) To receive and consider the Company's Accounts and the Reports of the Directors and Auditors for the year ended 31 December 2001;

(2) To sanction a final dividend;

(3) To elect Directors;

(4) To appoint Auditors and authorise the Directors to fix their remuneration;

(5) As special business, to consider and, if thought fit, pass the following Resolutions as Ordinary Resolutions:-

(I) THAT:

(a) subject to paragraph (c) below and in substitution of all previous authorities, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with unissued shares in the capital of the Company and to make or grant offers, agreements, options and other rights, or issue securities, which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements, options and other rights, and issue securities, which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted or issued (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue; or (ii) any scrip dividend or similar arrangement providing for allotment of shares in lieu of the whole or part of a dividend on the ordinary shares in the Company (such ordinary shares being defined in this and the following Resolution (II), "Shares") in accordance with the Articles of Association of the Company, shall not exceed the aggregate of:

(i) 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of this Resolution; and

(ii) (if the directors of the Company are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of any share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of this Resolution),

and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any other applicable law to be held; and

(iii) the passing of an ordinary resolution by shareholders of the Company in general meeting revoking, varying or renewing the authority given to the directors of the Company by this Resolution; and

"Rights Issue" means an offer of shares in the Company, or an offer of warrants, options or other securities giving rights to subscribe for Shares, open for a period fixed by the directors of the Company, to holders of Shares on the register (and, where appropriate, to holders of other securities of the Company entitled to be offered them) on a fixed record date in proportion to their then holdings of Shares (or, where appropriate, such other securities), subject in all cases to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong.

(II) THAT:

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period of all powers of the Company to purchase Shares on The Stock Exchange of Hong Kong Limited or any other stock exchange on which the Shares may be listed and recognised by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be purchased by the Company pursuant to the approval in paragraph (a) during the Relevant Period shall not exceed 10 per cent of the aggregate nominal amount of the issued share capital of the Company at the date of passing of this Resolution and the approval pursuant to paragraph (a) shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any other applicable law to be held; and

(iii) the passing of an ordinary resolution by shareholders of the Company in general meeting revoking, varying or renewing the authority given to the directors of the Company by this Resolution.

(III) THAT the directors of the Company be and are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of Resolution (I) above in respect of the share capital of the Company referred to in paragraph (c)(ii) of such resolution.

(IV) THAT the period of 30 days during which the Company's Register of Members may be closed under Section 99(1) of the Companies Ordinance during the calendar year 2002 be and it is hereby extended, pursuant to Section 99(2) of the Companies Ordinance, to 60 days.

By Order of the Board

Ho Ting Kwan
Company Secretary

Hong Kong, 27 March 2002

A member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote in his stead. A proxy need not be a member of the Company.

The Register of Members of the Company will be closed from 8 May 2002 to 29 May 2002, both dates inclusive.

Explanatory Notes To The Resolutions

Set out below is a brief explanation of the purpose of each resolution.

Resolution No:	Purpose
(5)(I)	General Mandate authorising the directors to issue additional shares.
(5)(II)	General Mandate authorising the directors to repurchase issued shares.
(5)(III)	Extension of authority given under Resolution (5)(I) to shares repurchased under the authority given in Resolution (5)(II).
(5)(IV)	Extension of the number of days during which the Company's Register of Members may be closed for 2002, from 30 to 60 days.



2001 was a challenging year for TVB, and for the entire world. The economic downturn which began early in the year was severely exacerbated by the horrendous terrorist attacks in the USA. Economies and markets around the world were badly hit. Nevertheless, our company weathered the storm remarkably well.

Our revenues for the year were down marginally, a 6.5% reduction year-on-year. Profits came in at HK$596 million, compared to reported profits of HK$774 million in 2000 (after deducting extraordinary and non-recurring profit arising from the issuance of new shares in subsidiaries, the adjusted profits for 2000 amounted to HK$645 million).

At the Company's Annual General Meeting, the directors will recommend a final dividend of HK$0.75. Including the interim dividend of HK$0.20 paid on 5 October 2001, the total dividend per share for the year will be HK$0.95, the same as the previous year.

In Hong Kong, some segments of the ad market were particularly badly hit by the economic downturn and the 9/11 tragedy, but our sales were somewhat insulated against this effect due to our widely diversified base of advertisers. New sales initiatives gave us a larger slice of Hong Kong's overall advertising pie, though the size of the pie itself was reduced due to pressure on the economy.

Though the year was particularly competitive for us, our Jade Channel nevertheless earned an average weekday primetime audience share of 77%. As has long been our tradition, Jade Channel programmes were overwhelmingly popular with Hong Kong audiences throughout the year. Our English service, TVB Pearl, also delivered outstanding results for the year, with an average primetime audience share of 76%.

Our programme licensing and distribution operations, turning in double-digit growth, continued to deliver impressive performance in 2001, with major growth markets in Singapore, Malaysia and the USA. Our VCD licensing business also registered impressive growth.

Recovering from the depressive effects of regulations prohibiting primetime broadcast of imported programming, our China licensing business showed substantial improvement year-on-year. Our co-production activities in China continued to grow during the year. We anticipate that trend to continue.

Our overseas platforms in the USA, Australia and Europe made good progress during the year. The USA and European operations should reach breakeven in 2003.

Our Taiwan channel operations suffered a loss during the year primarily due to depressed economic conditions aggravated by two strong typhoons that struck the island and the 9/11 terrorist attacks. Our TVB8 Channel enjoyed substantially increased penetration in the mainland homes following the channel's decryption in April 2001. Subscriptions for the Xing He Channel have also continued to grow.

2001 was a year of change and progress for our Internet operations. In Hong Kong we downsized the operation dramatically and yet our website, http://www.tvb.com, continues to be one of the top two media content websites in Hong Kong. Our Shanghai-based Internet operations entered into a strategic partnership with Shanghai Telecom, which will become a 20% owner of our joint venture, Shanghai Jade Pearl Internet Technologies Limited (SJPIT). SJPIT will provide VOD content to Shanghai Telecom's broadband Internet subscribers.

Our prospects for the coming year are positive. As of this writing, our Jade Channel ratings and audience share figures have reached all-time highs. Our overseas platforms will continue to progress, and our channel operations in both the mainland and Taiwan should see improved results for 2002. Our licensing and distribution businesses continue to be a strong growth area.

Finally, I wish again to extend my sincere thanks to all our talented and hard-working TVB staff and artistes, who provide the foundation upon which the company's success and future prospects are built.

Run Run Shaw
Executive Chairman

Hong Kong, 27 March 2002

REVIEW OF OPERATIONS

(a) Operating Results for the Year

The Group registered turnover of HK$3,265 million for the year, representing a decrease of 6.5% over last year. Profit attributable to shareholders amounted to HK$596 million, as compared to HK$774 million in year 2000. Year 2000 profits included an extraordinary, non-recurring contribution of HK$129 million from "profit arising from the issuance of new shares in subsidiaries". Earnings per share were HK$1.36, compared to HK$1.77 in 2000.

(b) Business Review and Prospect

Terrestrial television broadcasting

2001 was a challenging year for the Hong Kong advertising industry. In response to the difficult economy and declining sales revenues, many retail advertisers reduced their spending on advertising. Notwithstanding the negative economic environment and reduced advertising pool, the Company was able to increase its share of overall spending on advertising compared to other media. This was made possible by our sales campaign focusing on property developers in the mainland, and on financial institutions in Hong Kong offering credit card, banking, insurance and other services. Our efforts to create more innovative ideas and formats for programme and segment sponsorships were also successful in gaining us an increased share of Hong Kong advertising budgets.

The 9/11 terrorist attacks in the USA wrought economic havoc across the world, and we here in Hong Kong did not escape. Nearly all travel-related advertising came to a complete standstill following the attacks. However, because of our broader, diversified clientele, TVB's advertising income was less affected in the aftermath of this calamity than other advertising media in Hong Kong. Moreover, the Company's advance airtime contracts with advertisers also provided something of a safety net to the Company, enabling us to minimize the effect of the massive advertising budget reductions initiated by advertisers following the 9/11 tragedy.

Looking beyond 2001, we will continue to strive for larger market share and improved advertising earnings by providing additional multi-media services to Hong Kong clients as well as increasing significantly our selling activities inside the mainland. With China's new membership in the World Trade Organization (WTO), the country's economy should become more vibrant in the coming years, experiencing anticipated growth rates in the high single-digits. The positive growth prospects in the mainland's potentially huge economy will provide TVB a fruitful field to continue to expand its business there. With the concerted efforts of our sales, production and programme divisions, we are confident that we will continue to maintain our dominant market share and see improvement in our revenues once the economy recovers.

Despite keen competition in the television broadcasting industry, both TVB channels continued to garner impressive audience share in 2001.

The Jade Channel

For the year 2001, Jade achieved an overall weekday primetime average audience share of 77%. The top 66 programmes on Chinese terrestrial TV were Jade programmes. 8 of the top 10 programmes in 2001 were dramas on Jade.

Advanced computer technology greatly enhanced production values for our spectacular drama series, "A Step into the Past" and "Gods of Honour". Both achieved high ratings.

During the year, Jade family entertainment dramas creatively and successfully included information about various trades and professions. Reality-based dramas, "On the Track or Off" and "Healing Hands II", captivated vast audiences, while other series, such as "The Awakening Story" and "Reaching Out", celebrated the human spirit and touched the hearts of viewers.

Jade remained strong in variety and game shows, and in musical extravaganzas. The "TVB 34th Anniversary Special" enjoyed a very large audience share, while the "Jade Solid Gold Best Ten Awards Presentation" was very popular with viewers. Jade successfully introduced to Chinese-speaking viewers the BBC's popular game show format, "The Weakest Link", earning high ratings and nosing out the competition. Our celebrity game show, "Super Trio Show", was also very successful. TVB's innovative "reality-format" shows, "Wild Castaway" and "Slim Fight", were very well received by our audiences.

TVB news and public affairs programmes continued to provide timely reports and in-depth analysis. Great efforts were made in the coverage of the 9/11 events, including nearly 16 hours of live coverage of the latest breaking news and information on subsequent developments. TVB was also the only Hong Kong news team with its own reports on the scene in New York almost immediately after the attack providing first-hand, instant information to audiences in Hong Kong.

The Pearl Channel

With its continuous efforts to provide balanced, quality programming, our English language Pearl Channel achieved an overall primetime average audience share of 76% for the year. In 2001, 99 of the Hong Kong's top-rated 100 English language programmes were on Pearl.

A strong lineup of blockbusters movies enabled Pearl to become the second-highest-rated terrestrial channel, including both English and Chinese channels, in the 9:30 p.m. - 11:30 p.m. timeslot, just behind Jade.

Apart from movies, mini-series and award-winning dramas offered on Pearl through our "Serial Tuesday" format attracted a stable group of viewers.

Different kinds of quality documentary programmes, such as "The Blue Planet", "Planet Ocean", "The Ballad of Big Al", and "Big Al the Science" were broadcast in response to viewers' growing interest in nature and science.

During the year, Pearl brought to Hong Kong audiences world-class sporting events like "Wimbledon Tennis 2001" and "Salem Open 2001". The live broadcast of "The F.A. Charity Shield 2001 - Manchester United vs. Liverpool" was cheered during primetime by a vast number of the Hong Kong's soccer fans.

Pearl also started to further cultivate audience interest in cultural programmes. A series of music programmes featuring singer virtuoso, Andrea Boccelli, was a fine example.

Community and Public Service

Despite the economic challenges faced by Hong Kong's businesses and citizens, TVB was able to raise a total of HK$133 million for a variety of social causes and charitable organizations during the year.

The annual fund-raising programme, "Tung Wah Charity Special", not only entertained millions of viewers, but also enjoyed tremendous public support, raising a total of HK$70 million for the Tung Wah Group. The "Community Chest Charity Show 2001" captivated audiences and raised HK$14.7 million. The 12-episode "Happy Family Flagship" added HK$6.4 million to the Chest, and the popular game show, "The Weakest Link", also contributed a total of HK$2.1 million to various charity organizations and services.

Commendations and Awards

During the year TVB earned international recognition for our contributions to the Hong Kong community, as well as for our programming and promotional productions.

The National Association of Broadcasters (NAB) awarded TVB their "International Broadcasting Excellence Award 2001" in recognition of the company's outstanding contributions to the community through a wide range of charitable programmes and activities. Hong Kong thus became the first city in Asia to receive this award.

At the New York Festivals 2001, "The Pearl Report: Clawing Out the Cage", won the "Silver Medal in the category of Nature and Wildlife". "2008 Olympic Image" won the "Bronze Medal of Station/Image Production".

Other awards included the news programme, "Fortune Global Forum & Protests", which was given "Special Commendation for Information Programmes Television" by the Asian Broadcasting Union. "Valentine's Day Image" won the "Gold Prize for Best Holiday Promo" at the PROMAX Asia 2001 Awards, and the set design of "At The Threshold of an Era" won the "Silver Medal" in the "One Time Only Set" at the 23rd Annual BDA Design Awards. At the Asian Television Awards, "News at 6:30 (9 June 2001)" was joint runner-up in the "Best News Programme" category.

New TV City

To further strengthen TVB's production capabilities, the Company is presently constructing and equipping a new TV City located in the Tseung Kwan O Industrial Estate. The new facility will offer total covered and usable floor space of more than 100,000 square meters, 30% larger than our existing facility at Clear Water Bay. The move to this state-of-the art, fully digital facility will further strengthen the Company in its leading role as a world-class television broadcaster and programme producer.

Mainland Ventures

During the year, TVB has entered into agreements to set up joint ventures that will engage in several businesses in the mainland, including the provision of broadband content and production of programmes for overseas and mainland distribution. Such alliances with mainland partners are highly synergistic and profitable and will significantly improve TVB's positioning to take advantage of future opportunities in the mainland, which are expected to proliferate following China's WTO entry.

Programme Licensing and Distribution

Apart from the steady growth of revenue generated from cable operators around the region carrying TVB channels and programmes, video licensing also showed impressive double-digit growth for the year in both revenue and profit. Major areas of growth were in Singapore, Malaysia and the USA. At the same time, VCD sales enjoyed a significant increase over the previous year.

In year 2000 our television licensing business in the mainland suffered as a result of changes in the country's television broadcasting regulations prohibiting the primetime broadcast of imported programming. Our results in this area for 2001 showed considerable improvement year-on-year. Owing to better distribution and cooperative efforts with our licensee in the mainland to combat piracy, our VCD licensing revenue also registered impressive growth. During the year one title of co-produced drama was completed in the mainland and two were in post-production stages. More co-productions will be undertaken in 2002, a year that we anticipate will see double-digit growth in licensing and distribution revenues.

Overseas Satellite Pay TV Operations

(a) TVB Satellite Platform (TVBSP) USA

After converting the previously one-channel offering there into a multi-channel service, the number of our subscribers has grown by more than two-thirds. New Mandarin language channels, such as CCTV 4, were also introduced during the year to expand our reach into that market segment. Additional new services, such as a pay-per-view movie channel, will gradually be added in 2002 to further enhance growth in the subscriber base.

(b) TVB Australia (TVBA)

Our multi-channel direct-to-home satellite service in Australia has increased considerably in popularity through better and more intensive marketing and expanded content. In the coming year we will introduce to subscribers more package options so as to further broaden the appeal of the service.

(c) The Chinese Channel (TCC) Europe

In Europe, our direct-to-home satellite TV operation achieved single-digit percentage growth in the subscriber base over the year. Growth would have been greater but for some smart card piracy affecting the service. The introduction of new smart cards in 2002 should solve this problem.

Channel Operations

(a) Taiwan

Although TVBS channels continue to lead the market in popularity, particularly in news programming, advertising revenues declined in 2001 mainly due to depressed economic conditions in Taiwan, exacerbated by the 9/11 terrorist attacks in the USA and two strong typhoons which hit the island in August and September. As a result, our operations in Taiwan made a loss for the year. The shortfalls were offset to some extent by the continuing growth in revenues from our TVBS Magazine and the operation's overseas channel, TVBS-Asia.

In 2002, we expect TVBS to continue its leading market position and to begin to capture the potential benefits from Taiwan's membership in the WTO. The TVBS Magazine should also benefit from this. The revenue of the TVBS-Asia channel should also continue to grow as its distribution base continues to expand.

(b) TVB8 & Xing He

Penetration of the TVB8 channel in the mainland homes has increased substantially since the signal was unencrypted in April 2001. The Xing He channel, still encrypted, likewise has experienced steady growth. During the past year we have increased infotainment and financial content in order to reach a more affluent Chinese audience. For the coming year, we will focus efforts on exploiting advertising sales in the mainland and expanding distribution of our channels in the country. We anticipate strong growth in advertising revenue for the year.

Other Activities

(a) Jade Animation

Jade Animation delivered double digit growth in revenue and profit in 2001 in its animation services and licensing activities. In a major business development initiative, Jade Animation is presently preparing to launch its animation channel. In order to build its library, Jade Animation will also actively participate in co-production projects and will seek appropriate opportunities to acquire animation programming from outside sources.

(b) Internet Operations (Hong Kong & China)

Since April 2001, our Internet operations, which had previously been placed under a non-wholly owned subsidiary, was relocated into a wholly owned subsidiary initially called Jade Profit Limited, and recently renamed TVB.COM Limited. A new issue of shares in TVB Publishing Holding Limited (previously known as TVB.COM Limited), completed in November 2001 with payment due in 2002 and beyond, will be accounted for in those years as "profit arising from the issuance of new shares in subsidiaries".

The year 2001 was indeed an important year for TVB's Internet operations.

In February, our Hong Kong Internet operations were downsized to a level ensuring their long-term viability. Currently the operation employs 27 staff only.

A major positive breakthrough in revenue was achieved through the sale of on-demand TVB content to the NOW.COM service of PCCW. A promising new source of revenue was also developed in the form of interactive Infoline services via fixed line as well as mobile telephone networks and SMS services via mobile networks.

Our "unique visitors per month" and user sessions have held steady throughout the year, and http://www.tvb.com continues to be one of the top two media content websites in Hong Kong. A recent online survey, which drew a tremendous response, clearly attests to the high level of usage and viewer loyalty our site commands.

In the mainland, our Internet operations made great strides in expanding its business model through a strategic partnership with Shanghai Telecom. Shanghai Telecom will become a 20% owner of Shanghai Jade Pearl Internet Technologies Limited (SJPIT). Shanghai Telecom will also enter into a commercial agreement with SJPIT for the launch of VOD services using TVB content on Shanghai Telecom's broadband ADSL network in 2002.

(c) Magazine Publishing

Over the past months, the world economy has been in a downturn, with Hong Kong also suffering from the economic malaise. Most local industries, including periodicals, faced hardships during 2001. Owing to increased competitive pressures, as well as the overall economic distress, the principal publication of TVB Publications Limited (TVBP), TVB Weekly, experienced sluggish circulation and reduced advertising revenue.

On the positive side, through careful strategic planning and continued focused effort, TVB Weekly has maintained its traditional family orientation and captured a significant share of the youth market.

The Internet continued to be an important and popular communications medium in 2001, and we aggressively promoted TVB Weekly via that medium during the year. Through TVB's Internet portal, TVB.COM, readers around the world were able to enjoy the unique content of TVB Weekly.

In 2002 we will continue the hard work and creative planning necessary to ensure our successful passage through the current challenging times. Through appropriate restructuring, we intend to maintain our leading edge and ensure that TVB Weekly will continue to be responsive to our readers' interests. We will continue to improve our positioning and increase our market share.

TVBP will continue to be involved in overseas projects, including the publishing of TVB Weekly in selected international markets, enabling viewers of TVB programming around the world to derive even greater enjoyment from these productions through the in-depth coverage provided in the magazines. Based on these efforts, we anticipate improvement in both circulation and readership in the coming year, and hence expect to see substantial improvement in TVBP revenues for the coming year.

New Business - HK Pay TV

Galaxy Satellite Broadcasting's pay television licence requires that TVB sell down its ownership in the company below 50% before the launch of the service. Poor financial market sentiment subsequent to the withdrawal of our previous investor has thus far rendered us unable to secure the required outside investment. Discussions are continuing with a range of well-qualified strategic investors who have expressed interest in the project. A decision on the future of the project, within the series of constraints imposed by the licence, will be made in the second quarter of 2002.

FINANCIAL REVIEW

(a) Capital Structure and Liquidity

As of 31 December 2001, shareholders' funds of the Group stood at HK$3,144 million, a 5% increase over last year (2000: HK$2,983 million). Total debts, made up of short and long term bank loans, notes payable and bank overdrafts, decreased to HK$307 million (2001) from HK$334 million (2000) due to repayment and foreign exchange translation. The debts were taken out mainly for the purchases of properties, equipment and studio facilities in Taiwan. Loans totalling HK$144 million are secured by the assets of the subsidiary companies. The debts are subject to floating rates of interest at 1% to 2% above the prevailing basic lending rates of the banks.

Cash and bank balances have been drawn down substantially, from the level in 2000 of HK$1,319 million to HK$673 million at the end of 2001, to fund progress payments for the New TV City project which is nearing completion in 2002. As a result, current assets moved down by HK$576 million, while fixed assets were up by HK$662 million during the year. It is expected that, toward the middle of 2002, it will be necessary for us to outsource from our bankers some part of the fund requirements for the New TV City project. Finance requirements of the Galaxy pay TV project is kept separate from the Group and will be arranged with the investors to be brought in.

Capital commitments of the Group, excluding the Group's share of commitments for jointly controlled entities, decreased by 40% to HK$1,298 million (2000: HK$2,152 million).

(b) Contingent Liabilities

There were guarantees to the extent of HK$93.6 million provided to bankers for banking facilities and a performance bond issued to the Government of HKSAR.

(c) Exposure to fluctuation in exchange rates and related hedges

As of 31 December 2001, exchange contracts entered into with bankers to sell forward certain foreign currencies in order to hedge against fluctuation for trade receipts from overseas customers amounted to HK$3.6 million. When translated at rates in force at 31 December 2001, the value worked out comes very close to the value of these contracts.

HUMAN RESOURCES

As of 31 December 2001, the Group employed, excluding directors and freelance workers but including contract artistes and staff in overseas subsidiary companies, a total of 5,194 fulltime employees. About 25% of these were employed in overseas subsidiaries and were paid on a scale and system relevant to their localities and local legislation. For local employment, different pay schemes are operated for contract artistes, sales and non-sales employees. Contract artistes are paid either on a show basis or by a package of shows. Sales personnel are remunerated on the basis of on-target-earning packages comprised of salary and sales commissions. Non-sales personnel are offered, apart from a monthly salary, a year-end bonus equivalent to one month's salary. It has been decided and agreed with local staff that, starting 2002, the year-end bonus will be withdrawn. There was no share option scheme adopted by the Group during the year.

REPORT OF THE DIRECTORS

The directors submit their report together with the audited accounts for the year ended 31 December 2001.

PRINCIPAL ACTIVITIES AND GEOGRAPHICAL ANALYSIS OF OPERATIONS

The principal activity of the Company is terrestrial television broadcasting, together with programme production and other broadcasting related activities. The principal activities of the subsidiaries are detailed in note 34 to the accounts.

An analysis of the Group's performance for the year by business and geographical segments is set out in note 2 to the accounts.

RESULTS, APPROPRIATIONS AND RESERVES

The results of the Group for the year are set out in the consolidated profit and loss account on page 25.

Movements in the reserves of the Group and the Company during the year are set out in note 24 to the accounts on pages 54 to 57.

Distributable reserves of the Company at 31 December 2001, calculated under Section 79B of the Hong Kong Companies Ordinance, amounted to HK$2,489,375,000 (2000 as restated : HK$2,282,218,000).

DIVIDENDS

An interim dividend of HK$0.20 per share, totalling HK$87,600,000, was paid on 5 October 2001. The directors now recommend the payment of a final dividend of HK$0.75 per share in respect of the year ended 31 December 2001 payable to shareholders who are on the Register of Members on 29 May 2002.

DONATIONS

Charitable and other donations made by the Group during the year amounted to HK$612,000.

FIXED ASSETS

Details of the movements in fixed assets of the Group are set out in note 12 to the accounts.

SHARE CAPITAL

Details of the movements in share capital of the Company are set out in note 23 to the accounts.

FIVE-YEAR FINANCIAL REVIEW

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 23.

DIRECTORATE AND SENIOR MANAGEMENT

The following directors and senior managers were in office during the year and at the date of this report.

Sir Run Run Shaw, G.B.M. (Executive Chairman)
aged 94, is the President of the Shaw group of companies with substantial interests in the entertainment and movie industry. Through the Shaw group, he holds a major interest in the share capital of the Company. He is one of the founding directors of the Company and became Chairman in 1980. He is the husband of Ms. Mona Fong, the Deputy Chairperson of the Company.

Mona Fong (Deputy Chairperson)
aged 67, has been a director of the Company since 1988 and appointed as Deputy Chairperson on 25 October 2000. Ms. Fong is the Executive Deputy Chairperson and Managing Director of Shaw Brothers (Hong Kong) Limited and Managing Director of the Shaw group of companies. She is also the Chairperson of the Shaw Foundation Hong Kong Limited and The Sir Run Run Shaw Charitable Trust and member of the Board of Trustees of the Shaw College of the Chinese University of Hong Kong. Ms. Fong is the wife of Sir Run Run Shaw, the Executive Chairman of the Company.

Louis Page (Managing Director)
aged 52, was appointed a director of the Company in 1987 and as Managing Director in September 1995. He is an executive director of the Shaw group of companies.

Chow Yei Ching, O.B.E.
aged 66, was appointed a director of the Company in 2000. He is the Founder and Chairman of Chevalier Group, which consists of three listed companies on the Hong Kong Stock Exchange - Chevalier International Holdings Limited, Chevalier iTech Holdings Limited and Chevalier Construction Holdings Limited, and one listed company on the Singapore Stock Exchange - Chevalier Singapore Holdings Limited. He is also a non-executive director of Shaw Brothers (Hong Kong) Limited and Van Shung Chong Holdings Limited. In 2001, he was appointed the Honorary Consul of the Kingdom of Bahrain in Hong Kong.

Christina Lee Look Ngan Kwan
aged 78, is the widow of the Founder of the Company, Mr. Lee Hsiao-Wo. Mrs. Lee became a director of the Company in 1981. She is actively involved in Caritas, Hong Kong, a local charitable organisation.

Lee Jung Sen, O.B.E. (independent non-executive director)
aged 86, is one of the founding directors of the Company. He is a director of Lee Gardens International Holdings Limited and Shanghai Commercial Bank Limited.

Li Dak Sum, DSSc. (Hon.), J.P. (independent non-executive director)
aged 81, is the Chairman of Sharp-Roxy (Hong Kong) Limited which markets "Sharp" products in Hong Kong and China. Dr. Li is also the Chairman of various hotel operations in Singapore, Australia and New Zealand. He was appointed a director of the Company in 1995.

Kevin Lo Chung Ping
aged 65, joined the Company in 1966 as Project Engineer and as General Manager from 1978 to 1980. He was appointed a director in 1977. He is also a director of Gold Peak Industries (Holdings) Limited.

Chien Lee (alternate director to Mr. Lee Jung Sen)
aged 48, is a director of the Scottish and Eastern Investments Limited. He is also a director of Hysan Development Company Limited and Swire Pacific Limited. He was appointed as Mr. Lee's alternate in July 1995.

Ho Ting Kwan
aged 57, joined TVB in 1968 as Assistant Accountant. He has since worked as Accountant, Chief Accountant and Comptroller. He was appointed Controller (Administration) in 1982 and promoted to Assistant General Manager in 1986. He was appointed Assistant General Manager - Television Broadcasting in July 1990 and as Deputy General Manager - Television Broadcasting in March 1992. He was given added responsibility as Company Secretary since April 1995. He was appointed General Manager - Television Broadcasting in November 1995.

Raymond Roy Wong
aged 64, a journalist, was employed by the Company as Manager of News, Public Affairs and Sports from 1977 to 1978. In 1980 he headed the News Division as Controller (News & Public Affairs) until 1991. He rejoined TVB's management team in February 1994 as Assistant General Manager - Television Broadcasting.

Cheong Shin Keong
aged 45, joined TVB as Controller, Marketing & Sales in 1989. He has extensive experience in the advertising industry specialising in media planning, buying and research. He was promoted to Assistant General Manager - Television Broadcasting in November 1995.

DIRECTORS

Sir Jack Cater, K.B.E., J.P. resigned from the Board on 22 November 2001.

Ms. Mona Fong retires by rotation under Article 93 of the Articles of Association and being eligible, offers herself for re-election.

DIRECTORS' INTERESTS

None of the Directors of the Company has a service contract with the Company which is not determinable within one year, without payment of compensation, other than statutory compensation. No share options of the Company have been granted to the Directors during the year.

The Company has agreements with Shaw Brothers (Hong Kong) Limited for the lease of certain premises in Clear Water Bay Road, Kowloon, Hong Kong. The Executive Chairman of the Company, Sir Run Run Shaw, is the Chairman of Shaw Brothers (Hong Kong) Limited, in which he also has substantial attributed corporate interests.

In November 2001, the Company entered into an agreement with Chevalier (Network Solutions) Limited for the supply, installation and maintenance of a private automatic branch exchange (PABX) system and structured cabling network in the new TV City at Tseung Kwan O for a sum of $20,526,000. Dr. Chow Yei Ching, a director of the Company, is the Founder and Chairman of the Chevalier Group.

Apart from the above, no contract of significance in relation to the Group's business to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

As at 31 December 2001 the beneficial interests of the directors and chief executive in the shares of the Company as recorded in the register maintained under Section 29 of the Securities (Disclosure of Interests) Ordinance were as follows:-

	No. of Ordinary Shares of HK$0.05 each	Nature of Interest
Sir Run Run Shaw (*) *(Note)*	141,174,828	Corporate
Chow Yei Ching	100,000	Personal
Mona Fong	1,096,000	Personal
Christina Lee Look Ngan Kwan	16,701,000	Corporate
	602,144	Personal
Lee Jung Sen	1,262,415	Personal
Li Dak Sum	200,000	Corporate
Kevin Lo Chung Ping	Nil	
Louis Page	800,000	Personal
Chien Lee	600,000	Personal

Note : *For the avoidance of doubt and double counting, it should be noted that duplication of shareholdings occurred between parties (*) shown above and below under "Substantial Shareholders".*

The above corporate interests in which the directors and chief executive are taken to be interested are the interests of corporations where the directors and chief executive were either entitled to exercise (or were taken under the Securities (Disclosure of Interests) Ordinance to be able to exercise) or control the exercise of one-third or more of the voting power in general meetings of such corporations. Other than the above stated interests, none of the directors and chief executive have any other interests.

The Company or its subsidiaries did not grant to the directors or chief executive or their spouse or children under 18 years of age any rights to subscribe for shares or debentures of the Company or any other body corporate.

Apart from the above, no interests were held or deemed or taken (under the Securities (Disclosure of Interests) Ordinance) to be held by any directors or chief executive of the Company in the share capital of the Company or any of its associated corporations (within the meaning of the Securities (Disclosure of Interests) Ordinance) as at 31 December 2001.

SUBSTANTIAL SHAREHOLDERS

As at 31 December 2001 the register of substantial shareholders maintained under section 16(1) of the Securities (Disclosure of Interests) Ordinance showed that, apart from those disclosed above in respect of the director marked (*) and chief executive, the Company had been notified of the following interests, being 10% or more of the Company's issued share capital.

	No. of Ordinary Shares of HK$0.05 each
Shaw Brothers (Hong Kong) Limited (*) *(Note)*	113,888,628

Note : For the avoidance of doubt and double counting, it should be noted that duplication of shareholdings occurred between parties (*) shown here and above under "Directors' Interests".

Save for the shares referred to above, no other person was recorded in the register kept pursuant to Section 16 of the Securities (Disclosure of Interests) Ordinance as having an interest representing 10% or more of the issued share capital of the Company as at 31 December 2001.

CONNECTED TRANSACTIONS

1) The following transactions constitute connected transactions of the Company to which conditional waivers have been granted by The Stock Exchange of Hong Kong Ltd. (the Stock Exchange):-

   a) Since 5 May 1992, Shaw Brothers (Hong Kong) Limited (Shaw), a substantial shareholder of the Company, has been providing certain production facilities to the Company under a production management agreement. On 31 January 2001, the Company and Shaw entered into a new production management agreement for a term of two years from 1 February 2001 to 31 January 2003 at a monthly fee of HK$445,000. The amount paid by the Company during 2001 was HK$5,345,000. In addition, an amount of HK$89,000 was paid by the Company to Shaw during 2001 as a reimbursement of the government rates in respect of the production facilities.

   b) On 19 May 1997 and 15 December 1997, the Company and Shaw entered into separate tenancy agreements, whereby Shaw granted to the Company tenancies of certain office and car parking spaces situated at Shaw House, Lot 220 Clear Water Bay Road, Kowloon, Hong Kong. The term of the two tenancies commenced on 1 July 1997 and 1 November 1997 respectively and both will expire on 30 June 2005. The amount of rental paid during 2001 was HK$17,732,000.

   c) On 21 February 2000, the Company and TVB Publishing Holding Limited (TVBPH) (formerly known as TVB.COM Limited), a non-wholly owned subsidiary of the Company, entered into an administrative services agreement relating to the provision of certain services by the Company to TVBPH. The agreement was mutually terminated with effect from 1 April 2001. The fee received by the Company during 2001 was HK$426,000.

d) On 30 March 2001, the Company entered into a Letter of Intent with Chevalier (Network Solutions) Limited (CNSL), a connected person of the Company, in relation to the supply, installation and maintenance of the private automatic branch exchange (PABX) system and structured cabling network by CNSL at the new TV City of the Company at a lump sum fee of HK$20,526,000, which shall be settled by way of installments. The formal contract containing the terms as stated in the Letter of Intent was signed in November 2001. The amount paid by the Company during 2001 was HK$1,328,000.

e) On 1 January 1995, Liann Yee Production Co. Ltd. (LYP), a non-wholly owned subsidiary of the Company, and Era Communications Co. Ltd. (Era), a substantial shareholder of LYP, entered into a distribution agreement, whereby Era acted as the sole distributor of LYP's cable channels in Taiwan, and was responsible for collecting the income generated from broadcast of LYP's television programmes on behalf of LYP. On 28 February 1998, the agreement was renewed for a period of three years from 1 March 1998. On 16 November 2000, the agreement was again renewed for a period of two years from 1 March 2001. The fee paid by LYP during 2001 was HK$7,133,000 (NT$33,333,000). On 13 March 2002, LYP and Era entered into a supplemental agreement to the distribution agreement varying the amount of commission payable by LYP to Era as from 1 January 2002.

f) Since 1995, Era has been placing advertisements on the cable television channels operated by LYP, as well as the channels or magazines of which LYP was appointed as an agent for recruiting advertisements. The amount received by LYP during 2001 was HK$7,364,000 (NT$34,411,000).

g) Since 1995, LYP has represented Era as its marketing agent to recruit advertisements for certain television channels operated by Era in Taiwan. On 12 July 2001, the parties renewed the arrangement for another year from 1 July 2001. Under the agreement, LYP will deduct 15% of the gross advertising income payable by third party advertisers arising from advertisements placed through LYP on the channels operated by Era as commission and pay the balance to Era on a monthly basis. It is agreed between the parties that LYP shall not receive any commission for the advertisements paid by non-cash consideration. The amount received by LYP from 1 July to 31 December 2001 was HK$4,169,000 (NT$19,484,000).

h) Since 1995, Era has been licensing various programmes to LYP for broadcast on LYP's cable television channels. The amount that LYP paid to Era during 2001 was HK$1,737,000 (NT$8,118,000).

i) Since 1995, LYP has been appointing Era to produce programmes for LYP's use. The fee that LYP paid to Era during 2001 was HK$464,000 (NT$2,169,000).

j) On 31 July 1998, LYP entered into an optical fibre agreement with Era, whereby Era provided to LYP its optical fibre networking service in Taiwan at a monthly fee of NT$476,190 (exclusive of sales tax) per line provided. The arrangement was from 1 August 1998 to 31 July 2001. The fee paid by LYP to Era from 1 January to 31 July 2001 was HK$6,420,000 (NT$30,000,000).

k) LYP has obtained licenses from various independent news agencies to use their respective news reports for television broadcast in Taiwan. Since 19 June 2000, LYP has sub-licensed its right to use such news reports to Era for television broadcast in Taiwan on the channels owned by Era at a fee based on the actual usage and the fees payable to the news agencies by LYP. The transactions under the sub-license arrangement take place on a continuing basis from year to year. The fee received by LYP from Era during 2001 was HK$1,538,000 (NT$7,188,000).

The directors, including all the independent non-executive directors, have reviewed the above transactions described in paragraph (a) to (k) above and confirmed that these transactions have been entered into by the Company in the ordinary and usual course of business, conducted on normal commercial terms or on terms that are fair and reasonable so far as the shareholders are concerned, and were entered into in accordance with the relevant arrangements or were entered into on terms no less favourable than those available to, or from independent third parties and the aggregate amount of each transaction for 2001 has not exceeded the relevant cap amount for each transaction as set out in the conditional waivers granted by the Stock Exchange.

The Company's auditors have also reviewed the above transactions described in paragraphs (a) to (k) and confirmed in its letter to the directors that:

(i) the transactions have received the approval of the Company's board of directors;
(ii) the transactions are in accordance with the pricing policies as laid down in the relevant agreements and documents;
(iii) the transactions have been entered into in accordance with the terms of the agreements governing the transactions or, if there are no such agreements, on terms no less favourable than those available to or from independent third parties; and
(iv) the cap amount for each transaction has not been exceeded.

2) On 4 October 1994, a corporate guarantee of HK$7,865,000 (NT$36,750,000) was provided by the Company to a bank in proportion to its shareholding in LYP in connection with the granting of banking facilities of HK$11,235,000 (NT$52,500,000) to LYP. The banking facilities were fully utilized by LYP at the balance sheet date.

3) On 25 November 1997, a corporate guarantee of HK$62,219,000 (GBP5,500,000) was provided by the Company to a bank in connection with the granting of banking facilities to the Company's non-wholly owned subsidiary, CC Decoders Limited (CCD). Indemnities from the minority shareholder of CCD totalled HK$24,888,000 (GBP2,200,000) were granted to the Company with an effect to share the liability under the corporate guarantee in proportion to its respective shareholding in CCD at the time when the guarantee was provided. At the balance sheet date, the total amount of banking facilities drawn down was HK$38,188,000 (GBP3,376,000).

4) On 19 May 1998, a corporate guarantee of HK$74,900,000 (NT$350,000,000) was provided by the Company to a bank in proportion to its shareholding in LYP in connection with the granting of banking facilities of HK$107,000,000 (NT$500,000,000) to LYP. The balance of the banking facilities of HK$32,100,000 (NT$150,000,000) was guaranteed by Era. At the balance sheet date, the total amount of banking facilities drawn down was HK$72,586,000 (NT$339,188,000).

5) On 3 December 1998, a deed of variation to the joint venture agreement of 1995 was entered into by the joint venture parties, whereby TVB (Overseas) Limited (TVBO), a wholly owned subsidiary of the Company, granted to The Chinese Channel (Holdings) Limited (TCCH), a non-wholly owned subsidiary of the Company, a loan of HK$40,046,000 (GBP3,540,000) subject to interest rate of 2% per annum above the London Inter-bank Offered Rate (LIBOR).

TVBO and the minority shareholder of TCCH also granted non-interest bearing loan to TCCH for the purpose of providing working capital in proportion to its respective shareholding in TCCH. On 1 January 2000, as agreed between the shareholders of TCCH, TVBO converted an amount of HK$21,765,000 (GBP1,924,000) debts due from TCCH into interest bearing loan. The loan is subject to interest rate at Hong Kong prime rate plus 0.5% per annum. As agreed with the minority shareholder, on 1 November 2001, TVBO again converted an amount of HK$42,422,000 (GBP3,750,000) debts due from TCCH into interest bearing loan. The loan is subject to interest rate at 2% per annum above LIBOR.

The amount of the three interest bearing loans at the balance sheet date totalled HK$104,233,000 (GBP9,214,000). The amount of non-interest bearing loan due to TVBO at the balance sheet date was HK$32,363,000 (GBP2,861,000).

6) Pursuant to a joint venture agreement dated 11 November 1999, Measat Broadcast Network Systems (BVI) Ltd. (MBNS(BVI)) and Home Net N.V. (HomeNet) were required to subscribe additional shares in TVBPH on or before 21 February 2001. Before the subscription of additional shares, MBNS(BVI) and HomeNet respectively held 16.67% and 5.55% of the issued share capital of TVBPH. The shareholders of TVBPH agreed to the postponement of MBNS(BVI) and HomeNet to subscribe for the additional shares pending the review of the business plan and strategic direction of TVBPH. The additional shares were subsequently allotted to MBNS(BVI) and HomeNet as unpaid shares without any voting or dividend rights attached on or before 30 November 2001 to put in place the agreed shareholding interests of MBNS(BVI) and HomeNet in TVBPH being 20% and 10% respectively.

7) On 16 November 2000, LYP and Era entered into an advertising agreement for one year from 1 July 2000, whereby LYP was appointed by Era to act as a marketing agent to recruit advertisements for certain television channels operated by Era in Taiwan. The income earned by LYP from 1 January to 30 June 2001 was HK$5,565,000 (NT$26,004,000).

8) On 10 April 2001, LYP entered into an agreement with Era for the period from 28 October 2000 to 31 December 2001 in respect of the provision of satellite equipment and technical services by LYP to Era and the provision of satellite relay programme services by Era to LYP in Taiwan. Pursuant to the agreement, Era agrees to pay a monthly fee of HK$1,229,000 (NT$5,743,000) whereas LYP agrees to pay a monthly fee of HK$611,000 (NT$2,857,000). The fees are exclusive of 5% sales tax. During 2001, the fee received by LYP from Era was HK$14,748,000 (NT$68,918,000) and the amount paid by LYP to Era was HK$7,337,000 (NT$34,286,000). On 27 December 2001, the parties renewed the agreement for one year from 1 January 2002 on the same terms and conditions.

9) On 26 July 2001, LYP entered into an optical fibre agreement with Era, whereby Era provided to LYP its optical fibre networking service in Taiwan for a period of eleven months from 1 August 2001. Pursuant to the agreement, Era provides 14 lines of optic fibre to LYP at a monthly fee of HK$48,000 (NT$224,490) (exclusive of sales tax) per line provided. The fee paid by LYP to Era from 1 August to 31 December 2001 was HK$3,261,000 (NT$15,238,000).

10) On 1 July 1999, LYP and Interface Company Ltd. (Interface) entered into an agreement, whereby Interface appointed LYP as its advertising agent from 1 July 1999 to 31 December 1999 for recruiting advertisements for printed publications published and distributed by Interface and responsible for business planning. As a result of the change of Rule 26.1 on the Code of Takeovers and Mergers on 19 October 2001, Interface becomes an associate of Era. Hence, Interface is a connected person of the Company. On 1 February 2001, the parties entered into another agreement on the same terms and conditions for two years from 1 January 2000. Under the agreement, LYP agreed to collect on behalf of Interface advertising fees payable by independent advertisers arising from advertisements placed through LYP in printed publications distributed by Interface. In return, LYP will deduct 15% of the advertising fees as commission and pay the balance to Interface on a monthly basis. It is agreed between the parties that LYP shall not receive any commission for the advertisements paid by non-cash consideration. The amount received by LYP from 19 October to 31 December 2001 was HK$1,780,000 (NT$8,318,000). The parties have agreed to renew the aforementioned arrangement on the same terms and conditions for another year from 1 January 2002.

11) On 16 April 1999, TVBI Company Limited (TVBI), a wholly owned subsidiary of the Company, entered into a sub-lease agreement with Era to lease part of the satellite transponder capacity to Era. The sub-lease agreement was superseded by a revised agreement dated 13 January 2000 varying the contract period and the monthly fee. On 28 April 2001, TVBI and Era entered into a supplemental agreement to the revised agreement, pursuant to which the parties agreed that the transponder capacity leased from TVBI to Era will be reduced from 27MHZ to 13.5MHZ as from 1 March 2001. Accordingly, the monthly fee payable by Era to TVBI was reduced from US$148,291 to US$93,082.50 (HK$726,044) from 1 March 2001 to 30 November 2001, US$148,308.36 to US$93,099.86 (HK$726,178) from 1 December 2001 to 31 December 2001, and US$110,417 to US$55,208.50 (HK$430,626) from 1 January 2002 to 31 March 2006. The reduction was mutually agreed and therefore no penalty was being imposed on Era. The fees received by TVBI from Era during 2001 was HK$9,571,000 (US$1,227,000).

12) On 30 June 2000, TVBO entered into a master production agreement with Era, to produce certain films/programmes for Era for a period of one year from 1 July 1999. On 5 January 2001, both parties agreed to renew the agreement for another one year from 1 July 2000 on the same terms and conditions except that the right of Era in exploiting the films/programmes was extended to video compact disc format. The fees received by TVBO from Era during 2001 was HK$5,656,000 (NT$26,430,000).

13) On 8 October 1995, TVBO entered into agreements with Measat Broadcast Network Systems Sdn. Bhd. (MBNS), an associate of the minority shareholder of one of the company's non-wholly owned subsidiaries, in respect of technical and management support and sales and marketing support by TVBO to MBNS. On 30 May 2001, TVBO entered into the supplemental agreement with MBNS to extend the terms of the agreements to cover the new channel acquired by MBNS and All Asia Programming Systems (BVI) Ltd. (AAPS), a wholly owned subsidiary of MBNS. The income accrued by TVBO during 2001 was HK$11,730,000.

14) On 7 October 1995, TVBO entered into a main supply agreement with AAPS for the supply of programming by TVBO for distribution by AAPS. On 8 October 1995, TVBO entered into a sub-license agreement with MBNS and AAPS where AAPS sub-licensed the programming to MBNS. On 8 December 1997, supplemental agreements were entered into between the parties to supplement the then arrangement. On 30 May 2001, TVBO entered into the letter agreement with AAPS and MBNS, pursuant to which various amendments were made to the terms of the agreements including the fees payable, the extension of licensed territories for distribution to Brunei, certain arrangements in relation to subscription by hotel and commercial establishments and the replacement of programming. The income accrued by TVBO during 2001 was HK$38,403,000.

15) On 30 May 2001, TVBO entered into an agreement with MBNS and AAPS for supplying the TVBS-Asia Channel to AAPS (which then sub-licensed to MBNS) for distribution in Malaysia and Brunei by MBNS for the period from 1 November 1999 to 30 September 2001. The income accrued by TVBO during 2001 was HK$14,748,000.

16) On 30 September 2001, TVBI and TVB Satellite TV Entertainment Limited (TVBSE), both are wholly owned subsidiaries of the Company, entered into a conditional deal memorandum with MBNS in relation to (i) the granting by TVBI to MBNS of subscription television distribution rights in relation to certain Chinese language programming for distribution in Malaysia and Brunei and (ii) the provision of services by TVBSE to MBNS in relation to the selling of advertising and sponsorship on certain television channels for a period of three years from 1 October 2001. MBNS may sub-license such distribution rights to its affiliates or related companies. The income earned by TVBI and TVBSE during 2001 was HK$24,518,000.

    As required by the Listing Rules, the deal memorandum is conditional upon approval by the independent shareholders. The Company is having different views on the commercial sensitive information to be contained in the circular to the shareholders and appealed to the Listing Committee of the Stock Exchange. No decision has yet been made. The Company has made appropriate press announcements for the extension of time for the despatch of circular.

USE OF PROCEEDS

The Company received net proceeds of HK$603 million by a placing of 4.87% shares on 30 April 1999 and a subscription of 20,355,000 new shares on 4 May 1999. During the year, sums totalling HK$323 million were withdrawn from the fund for payment of construction work of the New TV City Project. As at 31 December 2001, the fund showed a balance of HK$280 million represented by bank deposits and gilt-edged bonds maturing in late March 2002.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its ordinary shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's ordinary shares during the year.

MAJOR SUPPLIERS AND CUSTOMERS

During the year, the percentages of the Group's purchases and sales attributable to its five largest suppliers and five largest customers are both less than 30%.

CORPORATE GOVERNANCE

None of the Directors of the Company is aware of any information which would indicate that the Group is not, or was not, in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited at any time during the year, save that independent non-executive directors who have not been appointed for a specific term are subject to retirement by rotation as specified by the Company's Articles of Association.

AUDIT COMMITTEE

In compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited, an Audit Committee was established on 1 January 1999 with written terms of reference adopted from "A Guide For The Formation of An Audit Committee" published by the Hong Kong Society of Accountants.

The Audit Committee provides an important link between the Board and the Company's auditors in matters coming within the scope of the group audit. It also reviews the effectiveness of external audit and of internal controls and risk evaluation. The Committee now comprises two independent non-executive directors, namely Mr. Lee Jung Sen and Dr. Li Dak Sum. Two meetings were held during the current financial year.

AUDITORS

The accounts have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for reappointment. PricewaterhouseCoopers replaced Price Waterhouse in 1999 following their merger with Coopers & Lybrand.

On behalf of the Board

Run Run Shaw
Executive Chairman

Hong Kong, 27 March 2002

FIVE-YEAR FINANCIAL REVIEW

	1997	1998	1999	2000	2001
Turnover (HK$'m)	3,311	3,350	3,252	3,490	3,265
Profit before taxation (HK$'m)	711	469	571	889	670
Taxation (HK$'m)	114	79	79	141	111
Profit attributable to shareholders (HK$'m)	599	403	506	774	596
Earnings per share (HK$)	1.43*	0.96*	1.17*	1.77	1.36
Fixed assets (HK$'m)	566	656	701	992	1,654
Jointly controlled entities (HK$'m)	-	124	111	107	105
Associated companies (HK$'m)	5	1	10	16	19
Investments in securities (HK$'m)	9	9	72	48	5
Loans to investee companies (HK$'m)	26	22	24	11	11
Current assets (HK$'m)	2,139	1,916	2,670	3,010	2,434
Current liabilities (HK$'m)	(831)	(766)	(884)	(1,077)	(957)
	1,914	1,962	2,704	3,107	3,271
Share capital (HK$'m)	21	21	22	22	22
Reserves (HK$'m)	1,789	1,796	2,543	2,962	3,122
Shareholders' funds (HK$'m)	1,810	1,817	2,565	2,984	3,144
Minority interests (HK$'m)	61	47	44	45	2
Long term liabilities (HK$'m)	34	86	95	78	72
Deferred taxation (HK$'m)	9	12	-	-	53
	1,914	1,962	2,704	3,107	3,271

Certain figures in the above table have been restated to reflect the change in accounting policy in respect of adopting the revised Statement of Standard Accounting Practice No. 9 "Events after the balance sheet date" issued by the Hong Kong Society of Accountants.

* *The calculation of earnings per share is based on the weighted average number of ordinary shares in issue.*

AUDITORS' REPORT TO THE SHAREHOLDERS OF TELEVISION BROADCASTS LIMITED

(Incorporated in Hong Kong with limited liability)

We have audited the accounts set out on pages 25 to 71 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts and of whether the accounting policies are appropriate to the circumstances of the company and the group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the accounts give a true and fair view of the state of affairs of the company and the group as at 31 December 2001 and of the group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 27 March 2002

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For The Year Ended 31 December 2001

	Note	2001	As restated 2000
		HK$'000	HK$'000
Turnover	2	**3,264,630**	3,489,941
Cost Of Sales		**(1,669,684)**	(1,674,110)
Gross Profit		**1,594,946**	1,815,831
Other Revenues	2	**83,173**	108,679
Selling And Distribution Costs		**(450,703)**	(490,052)
General And Administrative Expenses		**(519,311)**	(529,234)
Other Operating Expenses		**(3,460)**	(14,439)
Government Royalty	3	**-**	(104,717)
Gain On Deemed Disposal Of Subsidiaries	3	**-**	129,393
Operating Profit	3	**704,645**	915,461
Finance Costs	6	**(23,163)**	(20,929)
Share Of Profits Less Losses Of			
Jointly Controlled Entities		**(16,154)**	(10,806)
Associated Companies		**4,942**	5,633
Profit Before Taxation		**670,270**	889,359
Taxation	8	**(111,133)**	(140,626)
Profit After Taxation		**559,137**	748,733
Minority Interests		**37,113**	25,418
Profit Attributable To Shareholders	9	**596,250**	774,151
Dividends	10	**416,100**	416,100
Earnings Per Share	11	**HK$1.36**	HK$1.77

CONSOLIDATED BALANCE SHEET

As At 31 December 2001

	Note	2001	As restated 2000
		HK$'000	HK$'000
Fixed Assets	12	1,653,700	991,768
Jointly Controlled Entities	14	104,753	107,184
Associated Companies	15	19,247	15,847
Investments In Securities	16	4,550	47,956
Loans To Investee Companies	17	10,824	11,485
Current Assets			
Programmes and film rights		532,481	457,827
Stocks	18	24,837	56,308
Trade and other receivables, prepayments and deposits	19	1,146,967	1,108,548
Investments in securities	16	49,825	61,405
Pledged bank deposits	21	7,134	5,850
Cash and bank balances		673,062	1,319,580
Deferred taxation	26	-	776
		2,434,306	3,010,294
Current Liabilities			
Trade and other payables and accruals	20	692,005	727,112
Short term loans	22	175,947	190,234
Bank overdrafts	21	37,579	47,392
Current portion of long term liabilities	25	20,911	18,577
Taxation		30,089	79,367
Accrual for government royalty		-	14,902
		956,531	1,077,584
Net Current Assets		1,477,775	1,932,710
		3,270,849	3,106,950
Financed by:			
Share Capital	23	21,900	21,900
Reserves	24	3,122,201	2,961,508
Shareholders' Funds		3,144,101	2,983,408
Minority Interests		2,068	45,256
Long term Liabilities	25	72,242	78,286
Deferred Taxation	26	52,438	-
		3,270,849	3,106,950

Louis Page
Director

Run Run Shaw
Director

BALANCE SHEET

As At 31 December 2001

	Note	2001	As restated 2000
		HK$'000	HK$'000
Fixed Assets	12	1,133,411	394,060
Subsidiaries	13	758,476	663,391
Investments In Securities	16	-	46,415
Current Assets			
Programmes and film rights		464,632	386,009
Stocks		6,674	10,340
Trade and other receivables, prepayments and deposits	19	714,813	663,907
Investments in securities	16	49,825	61,405
Cash and bank balances		414,315	1,091,111
		1,650,259	2,212,772
Current Liabilities			
Trade and other payables and accruals	20	308,041	282,657
Taxation		21,441	65,347
Accrual for government royalty		-	14,902
		329,482	362,906
Net Current Assets		1,320,777	1,849,866
		3,212,664	2,953,732
Financed by:			
Share Capital	23	21,900	21,900
Reserves	24	3,131,519	2,924,362
Shareholders' Funds		3,153,419	2,946,262
Deferred Taxation		59,245	7,470
		3,212,664	2,953,732

Louis Page
Director

Run Run Shaw
Director

CONSOLIDATED CASH FLOW STATEMENT

For The Year Ended 31 December 2001

	Note	2001	2000
		HK$'000	HK$'000
Net Cash Inflow From Operating Activities	31(a)	710,024	959,085
Returns On Investments And Servicing Of Finance			
Interest received		51,566	80,358
Interest paid		(28,580)	(33,346)
Dividends paid		(416,100)	(350,400)
Net Cash Outflow From Returns On Investments And Servicing Of Finance		(393,114)	(303,388)
Taxation			
Hong Kong profits tax paid		(96,828)	(101,073)
Overseas tax paid		(10,491)	(5,042)
Tax Paid		(107,319)	(106,115)
Investing Activities			
Purchase of fixed assets		(881,291)	(479,205)
Investments in securities		(3,009)	(29,420)
Redemption of investments in securities		58,073	64,869
(Increase in)/uplift of bank deposits with maturity over three months		(38)	101,155
Loans to investee companies/a jointly controlled entity		(10,536)	(8,388)
Investment in a jointly controlled entity		(12,800)	(1,365)
Sale of fixed assets		3,577	2,737
Net Cash Outflow From Investing Activities		(846,024)	(349,617)
Net Cash (Outflow)/Inflow Before Financing		(636,433)	199,965
Financing	31(b)		
Capital contributed by minority shareholders		-	154,740
Long term bank loans		20,972	-
Obligations under finance leases		765	-
Short term loans		91,592	66,908
Repayment of long term bank loans, other loans, notes payable and obligations under finance leases		(16,710)	(17,410)
Repayment of short term loans		(66,908)	(75,781)
Pledged bank deposits		(1,284)	(5,850)
Net Cash Inflow From Financing		28,427	122,607

CONSOLIDATED CASH FLOW STATEMENT (Continued)

For The Year Ended 31 December 2001

	Note	2001 HK$'000	2000 HK$'000
(Decrease)/Increase In Cash And Cash Equivalents		**(608,006)**	322,572
Cash And Cash Equivalents At 1 January		**1,147,688**	819,621
Exchange Differences		**10,234**	5,495
Cash And Cash Equivalents At 31 December		**549,916**	1,147,688
Analysis Of The Balances Of Cash And Cash Equivalents			
Cash and bank balances		**671,850**	1,318,406
Bank overdrafts		**(37,579)**	(47,392)
Short term loans repayable within three months		**(84,355)**	(123,326)
		549,916	1,147,688

CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES

For The Year Ended 31 December 2001

	Note	2001	2000
		HK$'000	HK$'000
Exchange differences arising on translation of subsidiaries, jointly controlled entities and associated companies	24	(19,457)	(5,075)
Net losses not recognised in the profit and loss account		(19,457)	(5,075)
Profit for the year		596,250	774,151
Total recognised gains and losses		576,793	769,076

NOTES TO THE ACCOUNTS

1 PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these accounts are set out below:

(a) Basis of preparation

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA"). They have been prepared under the historical cost convention.

In the current year, the group adopted the following Statements of Standard Accounting Practice ("SSAPs") issued by the HKSA which are effective for accounting periods commencing on or after 1 January 2001:

SSAP 9 (revised)	: Events after the balance sheet date
SSAP 14 (revised)	: Leases (effective for periods commencing on or after 1 July 2000)
SSAP 26	: Segment reporting
SSAP 28	: Provisions, contingent liabilities and contingent assets
SSAP 30	: Business combinations
SSAP 31	: Impairment of assets
SSAP 32	: Consolidated financial statements and accounting for investments in subsidiaries

The effect of adopting SSAP 9 (revised) is set out in the accounting policy note 1(q) below.

The disclosure changes under SSAP 14 (revised) have resulted in changes to the information disclosed for commitments under operating leases, as further detailed in note 29 to the financial statements.

The principal impact of SSAP 26 is the inclusion of additional segment reporting disclosures, which are included in note 2 to the financial statements.

The adoption of SSAP 28, SSAP 30, SSAP 31 and SSAP 32 did not have a material impact on the financial statements.

(b) Group accounting

(i) Consolidation

The consolidated accounts include the accounts of the company and its subsidiaries made up to 31 December. Subsidiaries are those entities in which the group controls the composition of the board of directors, controls more than half the voting power or holds more than half of the issued share capital.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the group are eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the group's share of its net assets together with any unamortised goodwill or negative goodwill or goodwill/negative goodwill taken to reserves and which was not previously charged or recognised in the consolidated profit and loss account.

Minority interests represent the interests of outside shareholders in the operating results and net asset value of subsidiaries.

1 PRINCIPAL ACCOUNTING POLICIES (Continued)

(i) Consolidation (Continued)

In the company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the company on the basis of dividends received and receivable.

(ii) Jointly controlled entities

A jointly controlled entity is under a contractual arrangement whereby the group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

The consolidated profit and loss account includes the group's share of the results of jointly controlled entities for the year, and the consolidated balance sheet includes the group's share of the net assets of the jointly controlled entities and goodwill/negative goodwill (net of accumulated amortisation) on acquisition.

(iii) Associated companies

An associated company is a company, not being a subsidiary, in which an equity interest is held for the long-term and significant influence is exercised in its management.

The consolidated profit and loss account includes the group's share of the results of associated companies for the year, and the consolidated balance sheet includes the group's share of the net assets of the associated companies and also goodwill/negative goodwill (net of accumulated amortisation) on acquisition.

Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the group has incurred obligations or guaranteed obligations in respect of the associated company.

(iv) Translation of foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

The accounts of subsidiaries, jointly controlled entities and associated companies expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. Exchange differences arising from the translation of the net investment in subsidiaries, jointly controlled entities and associated companies and of intra-group balances of equity nature are dealt with as a movement in reserves.

(c) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the group's share of the net assets of the acquired subsidiary, jointly controlled entity and associated company at the date of acquisition.

Goodwill on acquisitions that occurred prior to 1 January 2001 was written off against reserves. The group has taken advantage of the transitional provision 1(a) in SSAP 30 and goodwill previously written off against reserves has not been restated.

The gain or loss on disposal of an entity includes the unamortised balance of goodwill relating to the entity disposed of or, for pre 1 January 2001 acquisitions, the related goodwill written off against reserves to the extent it has not previously been realised in the profit and loss account.

There were no major strategic acquisitions by the group on or after 1 January 2001.

1 PRINCIPAL ACCOUNTING POLICIES (Continued)

(d) Fixed assets

(i) Construction in progress

Construction in progress is carried at cost, which includes direct expenses capitalised less any accumulated impairment losses as considered necessary by the directors. No depreciation is provided for construction in progress.

(ii) Other fixed assets

Other fixed assets, comprising leasehold improvements, plant and machinery and furniture and fixtures are stated at cost less accumulated depreciation and accumulated impairment losses.

Freehold land is not depreciated. Other fixed assets are depreciated at rates sufficient to write off their costs less accumulated impairment losses over their estimated useful lives on a straight-line basis. The principal annual rates are as follows:

Buildings	2.5% - 5%
Leasehold improvements	Over the unexpired term of the lease
Studio, broadcasting and transmitting equipment	7% - 20%
Furniture, fixtures and equipment	10% - 33.3%
Motor vehicles	10% - 25%

Improvements are capitalised and depreciated over their expected useful lives to the group.

(iii) Impairment and gain or loss on sale

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that assets included in construction in progress and other fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case it is treated as a revaluation decrease.

The gain or loss on disposal of a fixed asset other than construction in progress is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account. Any revaluation reserve balance remaining attributable to the relevant asset is transferred to retained earnings and is shown as a movement in reserves.

(iv) Assets under finance leases

Leases that substantially transfer to the group all the risks and rewards of ownership of assets are accounted for as finance leases. Finance leases are capitalised at the inception of the leases at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Each lease payment is allocated between the capital and finance charges so as to achieve a constant rate on the capital balances outstanding. The corresponding rental obligations, net of finance charges, are included in long term liabilities. The finance charges are charged to the profit and loss account over the lease periods.

Assets held under finance leases are depreciated over the shorter of their estimated useful lives or the lease periods.

1 **PRINCIPAL ACCOUNTING POLICIES** (Continued)

(e) **Investments in securities**

(i) Held-to-maturity securities

Held-to-maturity securities are stated in the balance sheet at cost plus/less any discount/premium amortised to date. The discount or premium is amortised over the period to maturity and included as interest income/expense in the profit and loss account. Provision is made when there is a diminution in value other than temporary.

The carrying amounts of individual held-to-maturity securities are reviewed at the balance sheet date in order to assess the credit risk and whether the carrying amounts are expected to be recovered. Provisions are made when carrying amounts are not expected to be recovered and are recognised in the profit and loss account as an expense.

(ii) Investment securities

Investment securities are stated at cost less any provision for impairment losses.

The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities will be reduced to its fair value. The impairment loss is recognised as an expense in the profit and loss account. This impairment loss is written back to profit and loss when the circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(f) **Programmes and film rights**

Programmes are stated at cost less amounts expensed and any provision considered necessary by the directors. Cost comprises direct expenditure and an appropriate proportion of production overheads. Cost of programmes is fully expensed on first transmission except that for certain satellite channels which, where considered appropriate by the directors, is expensed in accordance with a formula computed to write off the cost over a maximum of three transmissions.

Film rights are stated at cost less amounts expensed and any provision considered necessary by the directors. Film rights are expensed in accordance with a formula computed to write off the cost over the contracted number of transmissions.

(g) **Stocks**

Stocks, comprising decoders, tapes, video compact discs and consumable supplies, are stated at the lower of cost and net realisable value. Cost of video compact disc is calculated on a weighted average basis whereas the cost of other stocks is calculated on a first in first out basis. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(h) **Trade receivables**

Provision is made against trade receivables to the extent they are considered to be doubtful. Trade receivables in the balance sheet are stated net of such provision.

(i) **Cash and cash equivalents**

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, cash investments with a maturity of three months or less from the date of investment and bank overdrafts.

1 PRINCIPAL ACCOUNTING POLICIES (Continued)

(j) Contingent liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, they will then be recognised as a provision.

(k) Deferred taxation

Deferred taxation is accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset is expected to be payable or recoverable in the foreseeable future.

(l) Revenue recognition

Advertising income net of agency deductions are recognised when the advertisements are telecast.

Income from licensing of programme rights are recognised evenly over the contract period or upon delivery of the programmes concerned in accordance with the terms of the contracts.

Subscription income from operation of satellite and subscription television networks are recognised in the period when receivable.

Income from video tape renting and sale of magazines are recognised on delivery of products. Income from sale of animation productions is recognised progressively in accordance with the stage of completion of the production. Income from provision of uplink and playback services and other services is recognised when the services are rendered.

Dividend income is recognised when the right to receive payment is established.

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(m) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the profit and loss account on a straight line basis over the lease periods.

(n) Retirement benefit costs

The group's contribution to the Mandatory Provident Fund Scheme available to eligible employees/members located in Hong Kong are expensed as incurred.

The retirement schemes which cover employees located in some overseas locations, except for Taiwan, are defined contribution schemes at various funding rates that are in accordance with the local practice and regulations. The employees located in Taiwan are members of a defined benefit retirement scheme. The group's annual contribution to the defined benefit scheme is designed to fund the scheme as advised by an independent actuary whilst the employees are not required to contribute. The cost of all these schemes are charged to the profit and loss account for the period concerned.

1 PRINCIPAL ACCOUNTING POLICIES (Continued)

(o) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset. All other borrowing costs are charged to the profit and loss account in the year in which they are incurred.

(p) Segment reporting

In accordance with the group's internal financial reporting the group has determined that business segments be presented as the primary reporting format and geographical as the secondary reporting format.

Segment assets consist primarily of fixed assets, stocks, receivables and operating cash, and mainly exclude investments in securities. Segment liabilities comprise operating liabilities and exclude items such as taxation and borrowings. Capital expenditure comprises additions to fixed assets (note 12).

In respect of geographical segment reporting, sales are based on the country in which the customer is located. Total assets and capital expenditure are where the assets are located.

(q) Dividends

In accordance with the revised SSAP 9, the group and the company no longer recognise dividends receivable or dividends proposed or declared after the balance sheet date as an asset or a liability at the balance sheet date. This change in accounting policy has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy.

As detailed in note 24, this change has resulted in an increase in the group's opening retained earnings at 1 January 2001 by HK$328,500,000 (1 January 2000: HK$262,800,000) which is the reversal of the provision for 2000 (1999) proposed final dividend previously recorded as a liability as at 31 December 2000 (31 December 1999) although not declared until after the balance sheet date.

As detailed in note 24, this change has resulted in a net increase in the company's opening retained earnings at 1 January 2001 by HK$289,504,000 (1 January 2000: HK$182,596,000) which is (i) the reversal of dividend receivable from a subsidiary amounting to HK$38,996,000 for 2000 (HK$80,204,000 for 1999) previously recorded as an asset as at 31 December 2000 (31 December 1999) and (ii) the reversal of the provision for proposed final dividend amounting to HK$328,500,000 for 2000 (HK$262,800,000 for 1999) previously recorded as a liability as at 31 December 2000 (31 December 1999) although not declared until after the balance sheet date.

2 TURNOVER, REVENUE AND SEGMENT INFORMATION

The group is principally engaged in terrestrial television broadcasting with programme production, programme licensing and distribution, overseas satellite pay TV operations, channel operations and other related activities.

Turnover comprises advertising income net of agency deductions, licensing income, subscription income, as well as income from uplink and playback services, video tape rentals, sale of animation productions and sale of magazines.

Other revenues comprise interest income, commercial production income, merchandising income, management fee income, service fee income and facility rental income.

The amount of each significant category of revenue recognised during the year is as follows:

	2001	2000
	HK$'000	HK$'000
Turnover		
Advertising income net of agency deductions	**2,460,850**	2,811,543
Licensing income	**471,194**	334,006
Subscription income	**240,087**	186,385
Others	**109,186**	167,820
	3,281,317	3,499,754
Less: Withholding tax	**(16,687)**	(9,813)
	3,264,630	3,489,941
Others revenues		
Interest income	**49,868**	82,030
Others	**33,305**	26,649
	83,173	108,679
Total revenues	**3,347,803**	3,598,620

Primary reporting format - business segments

The group is organised on a worldwide basis into five main business segments:

Terrestrial television broadcasting - free to air broadcasting of television progammes and commercials and production of programmes

Programme licensing and distribution - provision of television programmes to homevideo markets and overseas broadcasters

Overseas satellite pay TV operations - provision of satellite pay television services to subscribers in USA, Europe and Australia

Channel operations - compilation and distribution of television channels in China, Taiwan and other countries

Other activities - animation production, merchandising services, website portal, magazine publication, uplinking and playback services and other related services.

2 TURNOVER, REVENUE AND SEGMENT INFORMATION (Continued)

The group's inter-segment transactions mainly consist of licensing of programmes and film rights and provision of services. Licensing of programmes and film rights were entered into at similar terms as that contracted with third parties. The services provided were charged on a cost plus basis or at similar terms as that contracted with third parties.

Secondary reporting format - geographical segments

Although the group's five business segments are managed on a worldwide basis, the sales are generated in seven main geographical areas:

Hong Kong - terrestrial television broadcasting with programme production, website portal and magazine publication
Taiwan - cable television channel services
USA and Canada - licensing and distribution of television programmes and satellite pay TV operations
Australia - licensing and distribution of television programmes and satellite pay TV operations
Europe - licensing and distribution of television programmes and satellite pay TV operations
China - licensing and distribution of television programmes and satellite TV channel services
Other countries (principally Malaysia and Singapore) - principally licensing and distribution of television programmes

There are no sales between the geographical segments.

2 TURNOVER, REVENUE AND SEGMENT INFORMATION (Continued)

Primary reporting format - business segments

	Terrestrial television broadcasting	Programme licensing and distribution	Overseas satellite pay TV operations	Channel operations	Other activities	Elimination	Group total
	2001	2001	2001	2001	2001	2001	2001
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Turnover (note)							
External sales	2,027,515	455,730	162,556	491,287	127,542	-	3,264,630
Inter-segment sales	1,169	119,335	5,075	13,418	49,527	(188,524)	-
	2,028,684	575,065	167,631	504,705	177,069	(188,524)	3,264,630
Segment results (note)	687,324	282,915	(98,880)	(133,700)	(35,586)	2,572	704,645
Finance costs							(23,163)
Share of profits less losses of							
Jointly controlled entities	-	-	-	(9,857)	(6,297)		(16,154)
Associated companies	-	-	-	4,942	-		4,942
Profit before taxation							670,270
Taxation							(111,133)
Profit after taxation							559,137
Minority interests							37,113
Profit attributable to shareholders							596,250
Segment assets	2,733,845	264,778	129,782	556,397	205,270		3,890,072
Investments in jointly controlled entities	-	-	-	80,816	23,937		104,753
Investments in associated companies	-	-	-	19,247	-		19,247
Investments in securities	49,825	3	-	3,009	1,538		54,375
Loans to investee companies	-	10,824	-	-	-		10,824
Unallocated assets							148,109
Total assets							4,227,380
Segment liabilities	308,041	103,777	89,422	183,236	45,108		729,584
Unallocated liabilities							351,627
Total liabilities							1,081,211
Capital expenditure	812,987	2,574	15,016	15,321	41,635		887,533
Depreciation	72,633	6,903	16,660	52,796	24,676		173,668

Note: The above segments include activities at their initial stage of operations (i.e. not more than five years since commencement of commercial operations) and an analysis of their respective turnover and results is as follows:

Turnover	-	-	90,333	25,692	76,280		192,305
Operating losses	-	-	(92,098)	(86,537)	(43,650)		(222,285)

2 TURNOVER, REVENUE AND SEGMENT INFORMATION (Continued)

Primary reporting format - business segments (Continued)

	Terrestrial television broadcasting	Programme licensing and distribution	Overseas satellite pay TV operations	Channel operations	Other activities	Elimination	Group total
	2000	2000	2000	2000	2000	2000	2000
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Turnover (note)							
External sales	2,262,736	341,494	121,216	607,996	156,499	-	3,489,941
Inter-segment sales	2,997	109,560	2,750	3,005	37,725	(156,037)	-
	2,265,733	451,054	123,966	611,001	194,224	(156,037)	3,489,941
Segment results (note)	827,276	143,377	(72,110)	(91,966)	(18,835)	(1,674)	786,068
Gain on deemed disposal of subsidiaries							129,393
Finance costs							(20,929)
Share of profits less losses of							
Jointly controlled entities	-	-	-	(8,030)	(2,776)		(10,806)
Associated companies	-	(220)	-	5,853	-		5,633
Profit before taxation							889,359
Taxation							(140,626)
Profit after taxation							748,733
Minority interests							25,418
Profit attributable to shareholders							774,151
Segment assets	2,545,426	192,090	162,141	702,650	266,621		3,868,928
Investments in jointly controlled entities	-	-	-	100,207	6,977		107,184
Investments in associated companies	-	-	-	15,847	-		15,847
Investments in securities	107,820	3	-	-	1,538		109,361
Loans to investee companies	-	11,485	-	-	-		11,485
Unallocated assets							71,729
Total assets							4,184,534
Segment liabilities	297,559	100,317	96,802	240,877	53,851		789,406
Unallocated liabilities							366,464
Total liabilities							1,155,870
Capital expenditure	186,405	8,249	59,663	139,931	97,509		491,757
Depreciation	97,322	9,782	10,513	51,923	17,471		187,011

Note: The above segments include activities at their initial stage of operations (i.e. not more than five years since commencement of commercial operations) and an analysis of their respective turnover and results is as follows:

Turnover	-	-	18,832	5,336	63,427		87,595
Operating losses	-	-	(71,870)	(99,193)	(51,762)		(222,825)

2 TURNOVER, REVENUE AND SEGMENT INFORMATION (Continued)

Secondary reporting format - geographical segments

	Turnover	Segment results	Total assets	Capital expenditure
	2001	2001	2001	2001
	HK$'000	HK$'000	HK$'000	HK$'000
Hong Kong	2,120,443	646,485	2,941,810	857,013
Taiwan	498,213	(34,098)	516,015	13,915
USA and Canada	188,881	10,888	134,073	6,648
Australia	30,535	(52,666)	34,853	4,911
Europe	85,627	5,082	46,401	3,812
China	72,190	20,233	38,420	1,234
Other countries	268,741	108,721	178,464	-
	3,264,630	704,645	3,890,036	887,533
Investments in jointly controlled entities			104,753	
Investments in associated companies			19,247	
Investments in securities			54,375	
Loans to investee companies			10,824	
Unallocated assets			148,145	
Total assets			4,227,380	

	Turnover	Segment results	Total assets	Capital expenditure
	2000	2000	2000	2000
	HK$'000	HK$'000	HK$'000	HK$'000
Hong Kong	2,333,071	778,285	2,805,772	289,593
Taiwan	636,843	(3,695)	677,134	139,870
USA and Canada	138,664	22,455	178,367	47,624
Australia	24,335	(45,711)	43,471	3,022
Europe	87,871	(7,842)	49,060	9,685
China	47,576	12,080	18,894	1,749
Other countries	221,581	30,496	96,130	214
	3,489,941	786,068	3,868,828	491,757
Gain on deemed disposal of subsidiaries		129,393		
Operating profit		915,461		
Investments in jointly controlled entities			107,184	
Investments in associated companies			15,847	
Investments in securities			109,361	
Loans to investee companies			11,485	
Unallocated assets			71,829	
Total assets			4,184,534	

3 OPERATING PROFIT

(a) Operating profit is stated after crediting and charging the following:

	2001	2000
	HK$'000	HK$'000
Crediting		
Write back of provision for programmes and film rights	13,900	14,566
Charging		
Auditors' remuneration	2,472	2,587
Cost of programmes, film rights and stocks	1,139,144	1,119,995
Depreciation - owned fixed assets	173,413	187,011
Depreciation - leased fixed assets	255	-
Loss on disposal of fixed assets	12,342	2,311
Operating leases		
- Equipment and transponders	125,334	91,994
- Land and buildings	118,640	121,012
Provision for diminution in value of investment securities	-	11,699
Provision for programmes and film rights	-	14,377
Retirement benefit costs (note 7)	80,191	56,977
Staff costs	1,129,634	1,162,870

(b) Government royalty was levied on the advertising income at rates determined in accordance with Section 41 of the Television (Amendment) Ordinance for the period up to 6 July 2000 and no such royalty was charged thereafter.

(c) The gain on deemed disposal of subsidiaries arose from the dilution of the company's effective interest in certain wholly owned subsidiaries as a result of the allotment of new ordinary shares by a subsidiary to its minority shareholders at a premium, as referred to in the company's press announcement dated 12 November 1999.

4 DIRECTORS' EMOLUMENTS

	2001	2000
	HK$'000	HK$'000
Fees	3,623	3,596
Discretionary bonuses	1,500	2,000
Contributions to retirement scheme for a director	240	20
	5,363	5,616

The emoluments disclosed above include HK$133,000 (2000: HK$135,000) paid to independent non-executive directors.

The aggregate emoluments paid to the directors are further analysed into the following bands:

Emolument bands	Number of directors in each band 2001	2000
HK$Nil - HK$1,000,000	8	9
HK$4,000,001 - HK$4,500,000	1	-
HK$4,500,001 - HK$5,000,000	-	1
	9	10

4 DIRECTORS' EMOLUMENTS (Continued)

Kevin Lo Chung Ping has waived fees payable to him as director and executive committee member of the company totalling HK$85,000 (2000: HK$85,000) for the year.

5 FIVE HIGHEST PAID INDIVIDUALS

The five individuals whose emoluments were the highest in the group for the year include one (2000: one) director whose emolument is reflected in the analysis presented above. The emoluments payable to the remaining four (2000: four) individuals during the year are as follows:

	2001	2000
	HK$'000	HK$'000
Salaries and allowances	13,530	13,230
Bonuses	2,746	4,313
Contributions to retirement scheme	1,028	540
	17,304	18,083

Emolument bands	Number of individuals in each band	
	2001	2000
HK$3,500,001 - HK$4,000,000	2	2
HK$4,000,001 - HK$4,500,000	1	1
HK$5,500,001 - HK$6,000,000	1	-
HK$6,000,001 - HK$6,500,000	-	1
	4	4

6 FINANCE COSTS

	2001	2000
	HK$'000	HK$'000
Interest on overdrafts, bank loans and other loans		
-wholly repayable within five years	19,572	21,983
-not wholly repayable within five years	3,539	4,103
Interest element of finance leases	52	-
Interest element of land premium paid	6,242	7,395
Total borrowing costs incurred	29,405	33,481
Less : Amount capitalised in construction in progress and other fixed assets	(6,242)	(12,552)
	23,163	20,929

The capitalisation rate applied to the amount of borrowing costs being capitalised in construction in progress and other fixed assets is 6.75% per annum (2000: between 5.80% to 8.44% per annum).

7 RETIREMENT BENEFIT COSTS

(a) All permanent staff, temporary staff and full time artistes signed in individual names (excluding singers and serial artistes), whose employment period reaches 60 days or more (collectively as "eligible members") located in Hong Kong are entitled to the Mandatory Provident Fund Scheme ("MPF Scheme").

The contributions to the MPF Scheme made by the group for permanent and temporary staff comprise mandatory contributions and voluntary contributions. The mandatory contribution is calculated at 5% of individual's "relevant income" with a maximum amount of HK$1,000 per month and the voluntary contribution is calculated at 10% of individual's basic salary less the mandatory contribution. The group's contribution for full time artiste is 5% of artiste's "relevant income" with a maximum amount of HK$1,000 per month. "Relevant income" includes salaries, wages, paid leave, fees, commissions, bonuses, gratuities, and allowances (excluding housing allowance/benefits, any redeemed payment and long service payment). All eligible members have to contribute 5% of the "relevant income" where "relevant income" is HK$4,000 or more per month with a maximum amount of HK$1,000 per month as the mandatory contributions. Eligible members may select to make additional voluntary contributions in addition to the mandatory contributions.

Employer's voluntary contributions shall be refunded to the group according to the vesting scale when the eligible members leave employment prior to vesting fully in the MPF Scheme.

Forfeited contributions totalling HK$4,685,000 (2000: nil) were fully utilised during the year.

Contributions totalling HK$6,824,000 (2000: HK$6,638,000) were payable to the MPF Scheme at the year end and are included in accounts payable.

(b) The retirement schemes which cover employees located in some overseas locations, except for Taiwan, are defined contribution schemes at various funding rates that are in accordance with the local practice and regulations.

(c) The group operates a defined benefit retirement scheme providing benefits to eligible employees located in Taiwan under the local regulations. The group has an obligation to ensure that there are sufficient funds in the plan to pay the benefits earned. The group's contributions made to the scheme are in accordance with the minimum legal requirements whilst the employees are not required to contribute. The assets of the scheme are held separately from those of the group, being invested through a central trust fund.

The latest actuarial valuation was completed as at 31 December 2001 by an independent actuary using the projected unit credit cost method. The retirement scheme has been valued using the following principal assumptions: annual investment return of 4.00%, average annual increase in compensation rates of 3.00% and average discount rate of 4.25%. The latest actuarial valuation indicated that the fair value of the scheme's assets as at 31 December 2001 of HK$8,221,000 covered approximately 64% of the estimated benefits. The liability in respect of the shortfall of contribution payable to the scheme of HK$6,224,000 (2000: HK$6,244,000) has been accrued as pension liability.

8 TAXATION

Hong Kong profits tax has been provided at the rate of 16% (2000: 16%) on the estimated assessable profit for the year. Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the group operates.

8 TAXATION (Continued)

The amount of taxation charged to the consolidated profit and loss account represents:

	2001	2000
	HK$'000	HK$'000
Hong Kong profits tax	94,493	129,350
Overseas taxation	8,369	10,914
Over provisions in prior years	(44,821)	(1,602)
Deferred taxation (note 26)	53,092	1,964
	111,133	140,626

There was no material unprovided/unrecognised potential liability/asset for deferred taxation for the year (2000: nil).

9 PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The profit attributable to shareholders is dealt with in the accounts of the company to the extent of HK$623,257,000 (2000 as restated: HK$813,219,000).

10 DIVIDENDS

	2001	2000
	HK$'000	HK$'000
Interim dividend paid of HK$0.20 (2000: HK$0.20) per ordinary share	87,600	87,600
Proposed final dividend of HK$0.75 (2000: HK$0.75) per ordinary share	328,500	328,500
	416,100	416,100

Notes:

(a) The previously recorded final dividends proposed and declared after the balance sheet date but accrued in the accounts for the years ended 31 December 1999 and 2000 were HK$262,800,000 and HK$328,500,000 respectively. Under the group's new accounting policy as described in note 1(q), these have been written back against opening reserves as at 1 January 2000 and 2001 in note 24 and are now charged in the period in which they were proposed.

(b) At a meeting held on 27 March 2002 the directors declared a final dividend of HK$0.75 per ordinary share. This proposed dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ended 31 December 2002.

11 EARNINGS PER SHARE

The earnings per share is calculated based on the group's profit attributable to shareholders of HK$596,250,000 (2000: HK$774,151,000) and 438,000,000 shares in issue throughout the years ended 31 December 2001 and 2000.

12 FIXED ASSETS

(a) Group

	Construction in progress	Land and buildings	Leasehold improvements	Studio, broadcasting and transmitting equipment	Furniture, fixtures and equipment	Motor vehicles	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Cost							
At 1 January 2001	216,236	149,722	253,488	1,247,629	308,967	35,944	2,211,986
Exchange differences	-	(10,492)	(7,631)	(32,033)	(3,877)	(981)	(55,014)
Additions	765,679	482	1,706	95,073	21,019	3,574	887,533
Transfers	-	-	(22,875)	9,585	13,290	-	-
Disposals	-	-	(5,773)	(56,117)	(26,270)	(5,963)	(94,123)
At 31 December 2001	**981,915**	**139,712**	**218,915**	**1,264,137**	**313,129**	**32,574**	**2,950,382**
Accumulated depreciation							
At 1 January 2001	-	6,777	171,696	793,775	221,614	26,356	1,220,218
Exchange differences	-	(359)	(2,212)	(13,257)	(2,638)	(534)	(19,000)
Charge for the year	-	2,280	12,053	121,150	33,913	4,272	173,668
Transfers	-	-	(2,860)	1,043	1,817	-	-
Written back on disposals	-	-	(1,398)	(51,827)	(19,662)	(5,317)	(78,204)
At 31 December 2001	**-**	**8,698**	**177,279**	**850,884**	**235,044**	**24,777**	**1,296,682**
Net book value							
At 31 December 2001	**981,915**	**131,014**	**41,636**	**413,253**	**78,085**	**7,797**	**1,653,700**
At 31 December 2000	216,236	142,945	81,792	453,854	87,353	9,588	991,768

Notes:

(i) The net book value of leased assets as at 31 December 2001 comprised furniture, fixtures and equipment of HK$266,000 (2000: nil) and motor vehicles of HK$186,000 (2000: nil).

(ii) At 31 December 2001, fixed assets with net book value amounting to HK$114,789,000 (2000: HK$140,566,000) were pledged as security for the group's short term loans and long term liabilities.

(iii) The cost of construction in progress comprises premium paid for the land registered in Hong Kong as Tseung Kwan O Town Lot Number 39 with a lease term of between 10 to 50 years and expenditures incurred on the development of buildings not yet completed at the year end.

12 FIXED ASSETS (Continued)

(a) Group (Continued)

(iv) As at 31 December 2001, interest capitalised in construction in progress and other fixed assets amounted to HK$13,637,000 (2000: HK$7,395,000) and HK$5,157,000 (2000: HK$5,157,000) respectively.

(v) The group's interests in land and buildings at their net book values are analysed as follows:

	2001	2000
	HK$'000	HK$'000
Outside Hong Kong, freehold	111,173	122,354
In Hong Kong, lease of between 10 to 50 years	19,841	20,591
	131,014	142,945

(b) Company

	Construction in progress	Leasehold improvements	Studio, broadcasting and transmitting equipment	Furniture, fixtures and equipment	Motor vehicles	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Cost						
At 1 January 2001	216,236	147,180	694,166	203,116	24,479	1,285,177
Additions	765,679	-	34,824	7,230	3,574	811,307
Transfers from subsidiaries	-	-	-	1,680	-	1,680
Disposals	-	-	(8,236)	(3,272)	(2,966)	(14,474)
At 31 December 2001	**981,915**	**147,180**	**720,754**	**208,754**	**25,087**	**2,083,690**
Accumulated depreciation						
At 1 January 2001	-	139,916	565,446	165,576	20,179	891,117
Charge for the year	-	2,422	49,896	17,338	2,977	72,633
Written back on disposals	-	-	(7,823)	(2,767)	(2,881)	(13,471)
At 31 December 2001	**-**	**142,338**	**607,519**	**180,147**	**20,275**	**950,279**
Net book value						
At 31 December 2001	**981,915**	**4,842**	**113,235**	**28,607**	**4,812**	**1,133,411**
At 31 December 2000	216,236	7,264	128,720	37,540	4,300	394,060

12 FIXED ASSETS (Continued)

(b) **Company** (Continued)

Notes:

(i) The cost of construction in progress comprises premium paid for the land registered in Hong Kong as Tseung Kwan O Town Lot Number 39 with a lease term of between 10 to 50 years and expenditures incurred on the development of buildings not yet completed at the year end.

(ii) As at 31 December 2001, interest capitalised in construction in progress amounted to HK$13,637,000 (2000: HK$7,395,000).

13 SUBSIDIARIES

	Company	
	2001	2000
	HK$'000	HK$'000
Unlisted shares, at cost	**443**	443
Loan to a subsidiary (note a)	**-**	50,000
Amounts due from subsidiaries (note b)	**763,495**	616,768
Amount due to a subsidiary (note b)	**(5,462)**	(3,820)
	758,476	663,391

(a) As at 31 December 2000, the company held a promissory note issued by a non-wholly owned subsidiary. As a result of the transfer of its assets and liabilities in relation to the internet business operations to a wholly owned subsidiary of the company, the loan due by the non-wholly subsidiary was deemed to have been repaid and fully satisfied with effect from 31 March 2001.

(b) The amounts due from/(to) the subsidiaries are unsecured and interest free, and have no fixed terms of repayment.

Details of the subsidiaries are listed in note 34.

14 JOINTLY CONTROLLED ENTITIES

	Group	
	2001	2000
	HK$'000	HK$'000
Share of net assets	**85,829**	98,796
Loan to a jointly controlled entity (note a)	**18,924**	8,388
	104,753	107,184
Unlisted shares, at cost	**160,565**	147,765

(a) The loan to a jointly controlled entity is unsecured and interest free, and has no fixed terms of repayment.

14 JOINTLY CONTROLLED ENTITIES (Continued)

(b) Details of the jointly controlled entities are listed below:

Name	Place of incorporation	Principal activities and place of operation	Percentage of interest in ownership
Hsin Chi Broadcast Co. Ltd.	Taiwan	Satellite digital television broadcasting services in Taiwan	40%
上海新視綫互动多媒体有限公司 (formerly上海翡翠明珠互聯網絡科技有限公司)	The People's Republic of China	Internet web portal in Mainland China	50%

15 ASSOCIATED COMPANIES

	Group	
	2001	2000
	HK$'000	HK$'000
Share of net assets	**19,247**	15,847
Unlisted shares, at cost	**32,634**	32,634

Details of the associated companies are listed below:

Name	Place of incorporation and business	Particulars of issued shares held	Group equity interest	Principal activities
TVB3 Network Company Limited	Thailand	Ordinary shares of Baht10 each	40%	Television production and programming service
Interface Company Ltd.	Taiwan	Ordinary shares of NT$10 each	30%	Magazine publications

16 INVESTMENTS IN SECURITIES

	Group		Company	
	2001	2000	**2001**	2000
	HK$'000	HK$'000	**HK$'000**	HK$'000
Held-to-maturity debt securities (note a)	**49,825**	107,820	**49,825**	107,820
Investment securities (note b)	**4,550**	1,541	**-**	-
	54,375	109,361	**49,825**	107,820
Amounts maturing within one year included under current assets	**(49,825)**	(61,405)	**(49,825)**	(61,405)
	4,550	47,956	**-**	46,415

The analysis of the above is as follows:

(a) Held-to-maturity debt securities

	Group 2001 HK$'000	Group 2000 HK$'000	Company 2001 HK$'000	Company 2000 HK$'000
Debt securities, at amortised cost				
Listed outside Hong Kong	**49,825**	107,820	**49,825**	107,820
Debt securities maturing within one year included under current assets	**(49,825)**	(61,405)	**(49,825)**	(61,405)
	-	46,415	**-**	46,415
Market value of listed debt securities	**50,099**	105,922	**50,099**	105,922

(b) Investment securities

	Group 2001 HK$'000	Group 2000 HK$'000	Company 2001 HK$'000	Company 2000 HK$'000
Equity securities, at cost				
Unlisted	**19,989**	16,983	**-**	-
Less : Provision for impairment loss	**(15,439)**	(15,442)	**-**	-
	4,550	1,541	**-**	-

17 LOANS TO INVESTEE COMPANIES

	Group		Company	
	2001	2000	**2001**	2000
	HK$'000	HK$'000	**HK$'000**	HK$'000
Loans to investee companies	**48,869**	49,007	**-**	-
Less: Provision	**(38,045)**	(37,522)	**-**	-
	10,824	11,485	**-**	-

The loans to the investee companies are unsecured and non-interest bearing, and have no fixed terms of repayment, except for HK$6,275,000 (2000: HK$6,474,000) which carries interest at 2% per annum above the Canadian Prime Rate. The provision was made by the directors for the amounts considered irrecoverable.

18 STOCKS

At 31 December 2001, all stocks are stated at cost. At 31 December 2000, the stocks which were carried at net realisable value amounted to HK$10,645,000.

19 TRADE AND OTHER RECEIVABLES, PREPAYMENTS AND DEPOSITS

	Group		Company	
	2001	2000	**2001**	2000
	HK$'000	HK$'000	**HK$'000**	HK$'000
Due from :				
Jointly controlled entities	**-**	302	**-**	-
Associated companies	**2,257**	2,386	**-**	-
Investee company	**275**	3,415	**-**	-
Related parties	**15,763**	-	**-**	-
Trade receivables (note)	**1,008,866**	967,354	**654,332**	634,363
Less : Provision for doubtful debts	**(72,891)**	(77,234)	**(38,835)**	(40,195)
Prepayments, deposits and other receivables	**192,697**	212,325	**99,316**	69,739
	1,146,967	1,108,548	**714,813**	663,907

Note: The group operates a controlled credit policy and allows an average credit period of forty to sixty days to the majority of the group's customers who satisfy the credit evaluation. Cash on delivery, advance payments or bank guarantees are required from other customers of the group.

19 TRADE AND OTHER RECEIVABLES, PREPAYMENTS AND DEPOSITS (Continued)

At 31 December 2001, the aging analysis of the trade receivables were as follows:

	Group		Company	
	2001	2000	2001	2000
	HK$'000	HK$'000	HK$'000	HK$'000
Current	451,462	455,173	274,422	272,136
1-2 months	276,536	234,081	212,551	179,126
2-3 months	131,018	139,715	95,830	106,320
3-4 months	52,552	48,337	34,766	26,531
4-5 months	19,421	37,552	10,666	11,799
Over 5 months	77,877	52,496	26,097	38,451
	1,008,866	967,354	654,332	634,363

20 TRADE AND OTHER PAYABLES AND ACCRUALS

	Group		Company	
	2001	2000	2001	2000
	HK$'000	HK$'000	HK$'000	HK$'000
Due to :				
Jointly controlled entities	3,369	13,820	-	-
Associated companies	27,983	27,621	-	-
Related parties	48,845	-	-	-
Trade payables (note)	163,603	180,309	117,759	71,319
Other accounts payables and accruals	448,205	505,362	190,282	211,338
	692,005	727,112	308,041	282,657

Note: At 31 December 2001, the aging analysis of the trade payables were as follows:

	Group		Company	
	2001	2000	2001	2000
	HK$'000	HK$'000	HK$'000	HK$'000
Current	139,638	131,929	114,228	65,237
1-2 months	17,320	33,199	2,146	5,022
2-3 months	2,942	6,181	878	628
3-4 months	809	1,489	98	188
4-5 months	683	1,410	394	141
Over 5 months	2,211	6,101	15	103
	163,603	180,309	117,759	71,319

21 BANK DEPOSITS AND OVERDRAFTS

(a) At 31 December 2001, the group has pledged bank deposits of HK$7,134,000 (2000: HK$5,850,000) to secure certain banking facilities granted to the group.

(b) Bank overdrafts of HK$37,579,000 (2000: HK$43,824,000) are secured by the current assets of HK$2,575,000 (2000: HK$1,543,000) and fixed assets with net book value of HK$11,868,000 (2000: HK$16,915,000).

22 SHORT TERM LOANS

	Group	
	2001	2000
	HK$'000	HK$'000
Short term bank loans, secured	**14,980**	79,573
Short term bank loans, unsecured	**156,755**	89,870
Other short term loans, unsecured	**4,212**	20,791
	175,947	190,234

23 SHARE CAPITAL

	Number of ordinary shares of HK$0.05 each	**Nominal value**
		HK$'000
Authorised:		
At 1 January 2001 and 31 December 2001	**1,300,000,000**	**65,000**
Issued and fully paid:		
At 1 January 2001 and 31 December 2001	**438,000,000**	**21,900**

24 RESERVES

(a) Group

	Share premium	General reserve	Capital reserve	Legal reserve	Exchange fluctuation reserve	Capital redemption reserve	Retained earnings	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 1 January 2000, as previously reported	602,026	70,000	-	-	2,827	40,118	1,565,061	2,280,032
Effect of adopting SSAP 9 (revised) (note 1(q))	-	-	-	-	-	-	262,800	262,800
At 1 January 2000, as restated	602,026	70,000	-	-	2,827	40,118	1,827,861	2,542,832
Arising on consolidation								
- subsidiaries	-	-	-	-	(2,099)	-	-	(2,099)
- jointly controlled entities	-	-	-	-	(2,746)	-	-	(2,746)
- associated companies	-	-	-	-	(230)	-	-	(230)
Exchange translation differences	-	-	-	-	5,683	-	(5,683)	-
Transfers	-	-	1,171	7,468	-	-	(8,639)	-
Profit for the year	-	-	-	-	-	-	774,151	774,151
1999 Final dividend paid (note 10)	-	-	-	-	-	-	(262,800)	(262,800)
2000 Interim dividend paid (note 10)	-	-	-	-	-	-	(87,600)	(87,600)
At 31 December 2000	602,026	70,000	1,171	7,468	3,435	40,118	2,237,290	2,961,508
Representing:								
2000 Final dividend proposed							328,500	
Other							1,908,790	
Retained earnings at 31 December 2000							2,237,290	
Company and subsidiaries	602,026	70,000	1,171	7,468	7,673	40,118	2,280,904	3,009,360
Jointly controlled entities	-	-	-	-	(3,646)	-	(31,942)	(35,588)
Associated companies	-	-	-	-	(592)	-	(11,672)	(12,264)
At 31 December 2000	602,026	70,000	1,171	7,468	3,435	40,118	2,237,290	2,961,508

24 RESERVES (Continued)

(a) Group (Continued)

	Share premium	General reserve	Capital reserve	Legal reserve	Exchange fluctuation reserve	Capital redemption reserve	Retained earnings	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 1 January 2001, as previously reported	602,026	70,000	1,171	7,468	3,435	40,118	1,908,790	2,633,008
Effect of adopting SSAP 9 (revised) (note 1(q))	-	-	-	-	-	-	328,500	328,500
At 1 January 2001, as restated	602,026	70,000	1,171	7,468	3,435	40,118	2,237,290	2,961,508
Arising on consolidation								
- subsidiaries	-	-	-	-	(8,302)	-	-	(8,302)
- jointly controlled entities	-	-	-	-	(9,613)	-	-	(9,613)
- associated companies	-	-	-	-	(1,542)	-	-	(1,542)
Exchange translation differences	-	-	-	-	5,557	-	(5,557)	-
Profit for the year	-	-	-	-	-	-	596,250	596,250
2000 Final dividend paid (note 10)	-	-	-	-	-	-	(328,500)	(328,500)
2001 Interim dividend paid (note 10)	-	-	-	-	-	-	(87,600)	(87,600)
At 31 December 2001	**602,026**	**70,000**	**1,171**	**7,468**	**(10,465)**	**40,118**	**2,411,883**	**3,122,201**
Representing:								
2001 Final dividend proposed							328,500	
Other							2,083,383	
Retained earnings at 31 December 2001							**2,411,883**	
Company and subsidiaries	602,026	70,000	1,171	7,468	4,928	40,118	2,464,572	3,190,283
Jointly controlled entities	-	-	-	-	(13,259)	-	(44,608)	(57,867)
Associated companies	-	-	-	-	(2,134)	-	(8,081)	(10,215)
At 31 December 2001	**602,026**	**70,000**	**1,171**	**7,468**	**(10,465)**	**40,118**	**2,411,883**	**3,122,201**

24 RESERVES (Continued)

(b) Company

	Share premium	General reserve	Capital redemption reserve	Retained earnings	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 1 January 2000, as previously reported	602,026	70,000	40,118	1,566,803	2,278,947
Effect of adopting SSAP 9 (revised) (note 1(q))	-	-	-	(80,204)	(80,204)
Effect of adopting SSAP 9 (revised) (note 1(q))	-	-	-	262,800	262,800
At 1 January 2000, restated	602,026	70,000	40,118	1,749,399	2,461,543
Profit for the year, as previously reported	-	-	-	772,011	772,011
Effect of adopting SSAP 9 (revised) (note 1(q))	-	-	-	(38,996)	(38,996)
2000 Dividend income received	-	-	-	80,204	80,204
1999 Final dividend paid (note 10)	-	-	-	(262,800)	(262,800)
2000 Interim dividend paid (note 10)	-	-	-	(87,600)	(87,600)
At 31 December 2000	602,026	70,000	40,118	2,212,218	2,924,362
Representing:					
2000 Final dividend proposed				328,500	
Other				1,883,718	
Retained earnings at 31 December 2000				2,212,218	
At 1 January 2001, as previously reported	602,026	70,000	40,118	1,922,714	2,634,858
Effect of adopting SSAP 9 (revised) (note 1(q))	-	-	-	(38,996)	(38,996)
Effect of adopting SSAP 9 (revised) (note 1(q))	-	-	-	328,500	328,500
At 1 January 2001, restated	602,026	70,000	40,118	2,212,218	2,924,362
Profit for the year	-	-	-	623,257	623,257
2000 Final dividend paid (note 10)	-	-	-	(328,500)	(328,500)
2001 Interim dividend paid (note 10)	-	-	-	(87,600)	(87,600)
At 31 December 2001	**602,026**	**70,000**	**40,118**	**2,419,375**	**3,131,519**
Representing:					
2001 Final dividend proposed				328,500	
Other				2,090,875	
Retained earnings at 31 December 2001				**2,419,375**	

24 RESERVES (Continued)

In accordance with local laws and regulations of a subsidiary, the subsidiary is required to transfer certain gain on disposal of fixed assets and the gain on deemed disposal of its associated company to the capital reserve. The application of the capital reserve in respect of the gain on disposal of fixed assets is restricted to covering operating losses and conversion into share capital. The capital reserve in connection with the gain on deemed disposal of its associated company can only be used to cover operating losses.

In accordance with local laws of a subsidiary, the subsidiary is required to set aside 10% of annual net income less any accumulated deficit as legal reserve to the extent that the legal reserve amounts to total contributed share capital. The application of the legal reserve is restricted to covering operating losses and conversion into share capital.

The capital redemption reserve and share premium account of the group were set up in accordance with the requirements of the Hong Kong Companies Ordinance.

Distributable reserves, include retained earnings and general reserve, of the company at 31 December 2001, calculated under section 79B of the Hong Kong Companies Ordinance and amounted to HK$2,489,375,000 (2000 as restated: HK$2,282,218,000).

25 LONG TERM LIABILITIES

	Group	
	2001	2000
	HK$'000	HK$'000
Loans and notes payable		
- Unsecured	910	965
- Secured	91,652	95,898
	92,562	96,863
Obligations under finance leases	591	-
	93,153	96,863
Amounts due within one year included under current liabilities	(20,911)	(18,577)
	72,242	78,286

The analysis of the above is as follows:

	2001 HK$'000	2000 HK$'000
Bank loans		
- wholly repayable within five years	62,574	59,790
- not wholly repayable within five years	24,507	31,449
	87,081	91,239
Other loans and notes payable		
- wholly repayable within five years	5,481	5,624
	92,562	96,863
Obligations under finance leases		
- wholly repayable within five years	591	-
	93,153	96,863
Amounts due within one year included under current liabilities	(20,911)	(18,577)
	72,242	78,286

25 LONG TERM LIABILITIES (Continued)

At 31 December 2001, the group's bank loans, other loans and notes payable (excluding finance lease liabilities) were repayable as follows:

	Bank loans		Other loans and notes payable	
	2001	2000	**2001**	2000
	HK$'000	HK$'000	**HK$'000**	HK$'000
- within one year	**19,736**	17,525	**1,004**	1,052
- in the second year	**19,444**	17,766	**102**	94
- in the third to fifth year	**23,394**	24,499	**4,375**	4,478
- after the fifth year	**24,507**	31,449	**-**	-
	87,081	91,239	**5,481**	5,624

At 31 December 2001, the group's finance lease liabilities were repayable as follows:

	Group	
	2001	2000
	HK$'000	HK$'000
- within one year	**223**	-
- in the second year	**223**	-
- in the third to fifth year	**274**	-
	720	-
Future finance charges on finance leases	**(129)**	-
Present value of finance lease liabilities	**591**	-

The present value of finance lease liabilities is as follows:

- within one year	**171**	-
- in the second year	**171**	-
- in the third to fifth year	**249**	-
	591	-

26 DEFERRED TAXATION

	Group		Company	
	2001	2000	2001	2000
	HK$'000	HK$'000	HK$'000	HK$'000
At 1 January	(776)	(2,751)	7,470	4,275
Transfer from profit and loss account (note 8)	53,092	1,964	51,775	3,195
Exchange differences	122	11	-	-
At 31 December	52,438	(776)	59,245	7,470
Provided for in respect of :				
Accelerated depreciation allowances	49,673	5,901	54,262	4,239
Other timing differences	2,765	(6,677)	4,983	3,231
	52,438	(776)	59,245	7,470

27 CONTINGENT LIABILITIES

	Group		Company	
	2001	2000	2001	2000
	HK$'000	HK$'000	HK$'000	HK$'000
Guarantees for banking facilities granted to				
- subsidiaries	-	-	120,096	163,021
- an investee company	5,611	5,954	-	-
Guarantees for a performance bond granted to a subsidiary (note a)	88,000	-	88,000	-
	93,611	5,954	208,096	163,021

(a) A wholly owned subsidiary of the company was issued the Pay TV Licence (the Licence) by the Government of Hong Kong Special Administrative Region (the Government) on 5 December 2000. Pursuant to one of the Licence conditions, the subsidiary submitted to the Broadcasting Authority a performance bond issued by a bank in the amount of HK$88 million, in favour of the Government. The performance bond is to secure the compliance by the subsidiary of its obligations to roll-out domestic pay television service in accordance with the terms of the Licence. The company has granted a guarantee to the bank in respect of the issue of this performance bond.

(b) Management anticipate that no material liabilities will arise from the above bank and other guarantees which arose in the ordinary course of business.

(c) In relation to the dispute between the company and the Composers and Authors Society of Hong Kong Limited (CASH) with respect to the basis for determining annual licence fee payable to CASH for the performing rights controlled and administered by CASH, despite that the terms of the settlement were agreed in principle in early February 2001, the settlement agreement was not concluded due to CASH reneging from the agreed terms. The dispute is therefore being

27 CONTINGENT LIABILITIES (Continued)

referred back to the Copyright Tribunal for determination and the hearing of the reference is expected to take place sometime in the second half of the year 2002. The company is paying an interim licence fee of HK$19,772,000 for the year 2001 to CASH pending the outcome of the Tribunal reference and subject to the final adjustment as determined by the Tribunal. The directors are of the opinion that the final adjustment as determined by the Tribunal will not have a material adverse effect on the financial position of the group and consequently no provision has been made in the accounts.

28 CAPITAL COMMITMENTS

The amounts of commitments for fixed assets are as follows:

	Group		Company	
	2001	2000	**2001**	2000
	HK$'000	HK$'000	**HK$'000**	HK$'000
Authorised but not contracted for	**651,314**	894,517	**565,773**	797,899
Contracted but not provided for	**646,946**	1,257,512	**631,681**	1,218,701
	1,298,260	2,152,029	**1,197,454**	2,016,600

The group's share of commitments for fixed assets of the jointly controlled entities themselves not included in the above are as follows :

	Group		Company	
	2001	2000	**2001**	2000
	HK$'000	HK$'000	**HK$'000**	HK$'000
Authorised but not contracted for	**98**	4,603	**-**	-
Contracted but not provided for	**42**	-	**-**	-
	140	4,603	**-**	-

29 OPERATING LEASE COMMITMENTS

At 31 December 2001, the group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	Group		Company	
		As restated		As restated
	2001	2000	2001	2000
	HK$'000	HK$'000	HK$'000	HK$'000
Land and buildings				
-not later than one year	110,690	145,187	96,879	96,494
-later than one year and not later than five years	159,095	261,185	130,752	226,393
-later than five years	-	1,873	-	1,238
	269,785	408,245	227,631	324,125
Equipment and transponders				
-not later than one year	138,945	61,808	-	-
-later than one year and not later than five years	401,091	216,809	-	-
-later than five years	142,733	155,759	-	-
	682,769	434,376	-	-
	952,554	842,621	227,631	324,125

30 TELEVISION BROADCASTING LICENCE

The company operates under the terms of a licence granted by the Government of Hong Kong Special Administrative Region (the Government) which expired on 30 November 2000. As the licensing and regulatory policies for Digital Terrestrial Television are yet to be finalised, the Government has extended the company's licence for three years up to 30 November 2003. Since October 2001, the Government has commenced procedures of review and a decision is expected around November 2002. If a renewal of the licence is granted, it will cover a period of twelve years commencing 1 December 2003.

31 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

	2001	2000
	HK$'000	HK$'000
(a) Reconciliation of operating profit to net cash inflow from operating activities:		
Operating profit	**704,645**	915,461
Depreciation charges	**173,668**	187,011
Provision for diminution in value of investment securities	-	11,699
Loss on disposal of fixed assets	**12,342**	2,311
Gain on deemed disposal of subsidiaries	-	(129,393)
Increase in programmes, film rights and stocks	**(43,183)**	(112,032)
(Increase)/decrease in trade and other receivables, prepayments and deposits	**(40,204)**	13,557
(Decrease)/increase in trade and other payables and accruals	**(35,932)**	197,522
Decrease in accrual for government royalty	**(14,902)**	(44,926)
Interest income	**(49,868)**	(82,030)
Exchange differences	**3,458**	(95)
Net cash inflow from operating activities	**710,024**	959,085

31 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (Continued)

(b) Analysis of changes in financing during the year:

	Minority interests	Share capital including premium	Long term bank loans	Other loans and notes payable	Obligations under finance leases	Short term loans
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Balances at 1 January 2000	43,839	623,926	111,314	6,107	-	176,270
Exchange differences	1,488	-	(2,754)	(19)	-	-
Capital contributed by minority shareholders	154,740	-	-	-	-	-
Gain on deemed disposal of subsidiaries	(129,393)	-	-	-	-	-
Repayments during the year	-	-	(17,321)	(89)	-	(176,270)
Transferred to current liabilities	-	-	-	(375)	-	-
Additions during the year	-	-	-	-	-	190,234
	26,835	-	(20,075)	(483)	-	13,964
Share of losses attributable to minority interests	(25,418)	-	-	-	-	-
Balances at 31 December 2000	45,256	623,926	91,239	5,624	-	190,234
Balances at 1 January 2001	45,256	623,926	91,239	5,624	-	190,234
Exchange differences	(6,075)	-	(8,680)	(57)	-	-
Repayments during the year	-	-	(16,450)	(86)	(174)	(190,234)
Additions during the year	-	-	20,972	-	765	175,947
	(6,075)	-	(4,158)	(143)	591	(14,287)
Share of losses attributable to minority interests	(37,113)	-	-	-	-	-
Balances at 31 December 2001	**2,068**	**623,926**	**87,081**	**5,481**	**591**	**175,947**

32 SIGNIFICANT RELATED PARTY TRANSACTIONS

The following is a summary of the significant related party transactions, which are carried out in the normal course of the group's business:

(a) Since 5 May 1992, Shaw Brothers (Hong Kong) Limited (Shaw), a substantial shareholder of the company, has been providing certain production facilities to the company under a production management agreement. On 31 January 2001, the company and Shaw entered into a new production management agreement for a term of two years from 1 February 2001 to 31 January 2003 at a monthly fee of HK$445,000. The amount paid by the company during 2001 was HK$5,345,000 (2000: HK$5,345,000). In addition, an amount of HK$89,000 (2000: HK$98,000) was paid by the company to Shaw during 2001 as a reimbursement of the government rates in respect of the production facilities.

(b) On 19 May 1997 and 15 December 1997, the company and Shaw entered into separate tenancy agreements, whereby Shaw granted to the company tenancies of certain office and car parking spaces. The term of the two tenancies commenced on 1 July 1997 and 1 November 1997 respectively and both will expire on 30 June 2005. The amount of rental paid by the company during 2001 was HK$17,732,000 (2000: HK$17,732,000).

(c) On 30 March 2001, the company entered into a Letter of Intent with Chevalier (Network Solutions) Limited (CNSL). The controlling shareholder of the holding company of CNSL is also a director of the company. The Letter of Intent was in relation to the supply, installation and maintenance of the private automatic branch exchange system and structured cabling network by CNSL at the new TV City of the company at a lump sum fee of HK$20,526,000, which shall be settled by way of installments. The formal contract containing the terms as stated in the Letter of Intent was signed in November 2001. The amount paid by the company during 2001 was HK$1,328,000 (2000: nil).

(d) On 1 January 1995, Liann Yee Production Co. Ltd. (LYP), a non-wholly owned subsidiary of the company, and Era Communications Co. Ltd. (Era), the minority shareholder of LYP, entered into a distribution agreement, whereby Era acted as the sole distributor of LYP's cable channels in Taiwan and was responsible for collecting the income generated from broadcast of LYP's television programmes on behalf of LYP. On 28 February 1998, the agreement was renewed for a period of three years from 1 March 1998. On 16 November 2000, the agreement was again renewed for a period of two years from 1 March 2001. The fee paid by LYP during 2001 was HK$7,133,000 (2000: HK$8,634,000).

(e) Since 1995, Era has been placing advertisements on the cable television channels operated by LYP, as well as the channels or magazines of which LYP was appointed as an agent for recruiting advertisements. The amount received by LYP during 2001 was HK$7,364,000 (2000: HK$10,324,000).

(f) Since 1995, LYP has represented Era as a marketing agent to recruit advertisements for certain television channels operated by Era in Taiwan. On 16 November 2000, the agreement was renewed for one year from 1 July 2000. On 12 July 2001, the parties renewed the arrangement for another year from 1 July 2001. Under the agreement, LYP will deduct 15% of the gross advertising income payable by third party advertisers arising from advertisements placed through LYP on the channels operated by Era as commission and pay the balance to Era on a monthly basis. It is agreed between the parties that LYP shall not receive any commission for the advertisements paid by non-cash consideration. The amount received by LYP during 2001 was HK$9,734,000 (2000: HK$ 16,348,000).

32 SIGNIFICANT RELATED PARTY TRANSACTIONS (Continued)

(g) On 31 July 1998, LYP entered into an optical fibre agreement with Era, whereby Era provided to LYP its optical fibre networking service in Taiwan at a monthly fee of HK$102,000 (exclusive of sales tax) per line provided. The arrangement was from 1 August 1998 to 31 July 2001. On 26 July 2001, the agreement was renewed for a period of eleven months from 1 August 2001. Pursuant to the new agreement, Era provides 14 lines of optic fibre to LYP at a monthly fee of HK$48,000 (exclusive of sales tax) per line provided. The fee paid by LYP to Era during 2001 was HK$9,681,000 (2000: HK$13,176,000).

(h) On 10 April 2001, LYP entered into an agreement with Era for the period from 28 October 2000 to 31 December 2001 in respect of the provision of satellite equipment and technical services by LYP to Era and the provision of satellite relay programme services by Era to LYP in Taiwan. Pursuant to the agreement, Era agrees to pay a monthly fee of HK$1,229,000 whereas LYP agrees to pay a monthly fee of HK$611,000. The fees are exclusive of 5% sales tax. During 2001, the fee received by LYP was HK$14,748,000 (2000: HK$2,852,000) and the amount paid by LYP to Era was HK$7,337,000 (2000: HK$1,419,000).

(i) LYP was appointed by its associated company, Interface Company Ltd. (Interface) to be the advertising agent to recruit advertisements in the magazine published by Interface in Taiwan, whereby LYP received an agreed percentage of the advertising revenue. The income received by LYP during 2001 was HK$7,761,000 (2000: HK$5,660,000).

(j) LYP entered into various agreements with a jointly controlled entity, Hsin Chi Broadcast Co. Ltd. (HCB) to provide satellite transmission service to LYP. The service fees paid by LYP to HCB during 2001 was HK$9,692,000 (2000: HK$10,680,000).

(k) On 16 April 1999, TVBI Company Limited (TVBI), a wholly owned subsidiary of the company, entered into a sub-lease agreement with Era to lease part of the satellite transponder capacity to Era. The sub-lease agreement was superseded by a revised agreement dated 13 January 2000 varying the contract period and the monthly fee. On 28 April 2001, TVBI and Era entered into a supplemental agreement to the revised agreement, pursuant to which the parties agreed that the transponder capacity leased from TVBI to Era will be reduced from 27MHZ to 13.5MHZ as from 1 March 2001. Accordingly the monthly fee payable by Era to TVBI was reduced as from 1 March 2001. The reduction was mutually agreed and therefore no penalty was being imposed on Era. The fees received by TVBI from Era during 2001 was HK$9,571,000 (2000: HK$13,879,000).

(l) On 30 June 2000, TVB (Overseas) Limited (TVBO), a wholly owned subsidiary of the company, entered into a master production agreement with Era, to produce certain films/programmes for Era for a period of one year from 1 July 1999. On 5 January 2001, both parties agreed to renew the agreement for another one year from 1 July 2000 on the same terms and conditions except that the right of Era in exploiting the films/programmes was extended to video compact disc format. The fees received by TVBO from Era during 2001 was HK$5,656,000 (2000: HK$12,466,000).

(m) On 8 October 1995, TVBO entered into agreements with Measat Broadcast Network Systems Sdn. Bhd. (MBNS), an associate of the minority shareholder of one of the company's non-wholly owned subsidiaries, in respect of technical and management support and sales and marketing support by TVBO to MBNS. On 30 May 2001, TVBO entered into supplemental agreement with MBNS to extend the terms of the agreements to cover the new channel acquired by MBNS and All Asia Programming systems (BVI) Ltd. (AAPS), a wholly owned subsidiary of MBNS. The income accrued by TVBO during 2001 was HK$11,730,000 (2000: HK$12,461,000).

32 SIGNIFICANT RELATED PARTY TRANSACTIONS (Continued)

(n) On 7 October 1995, TVBO entered into a main supply agreement with AAPS for the supply of programming by TVBO for distribution by AAPS in Malaysia. On 8 December 1997, supplemental agreements were entered into between the parties to supplement the then arrangement. On 30 May 2001, TVBO entered into the letter agreement with AAPS and MBNS, pursuant to which various amendments were made to the terms of the agreements, including the fees payable, the extension of licensed territories for distribution, certain arrangements in relation to subscription by hotel and commercial establishments and the replacement of programming. The income accrued by TVBO during 2001 was HK$38,403,000 (2000: HK$30,528,000).

(o) On 30 May 2001, TVBO entered into agreement with MBNS and AAPS for supplying a channel to AAPS (which then sub-licensed to MBNS) in Malaysia and Brunei. The income accrued by the TVBO during 2001 was HK$14,748,000 (2000: HK$16,168,000).

(p) On 30 September 2001, TVBI and TVB Satellite TV Entertainment Limited (TVBSE), both are wholly owned subsidiaries of the company, entered into a conditional deal memorandum with the MBNS in relation to (i) the granting by TVBI to MBNS of subscription television distribution rights in relation to certain Chinese language programming for distribution in Malaysia and Brunei and (ii) the provision of services by TVBSE to MBNS in relation to the selling of advertising and sponsorship on certain television channels for a period of three years from 1 October 2001. MBNS may sub-license such distribution rights to its affiliates or related companies. The income earned by TVBI and TVBSE during 2001 was HK$24,518,000 (2000: nil).

Apart from the above, other related party transactions, the amounts of which involved were not significant to the group, include:

-Rental income from leasing of office spaces and facilities,
-Income from sub-licensing of news reports rights,
-Income from production of television programmes,
-Advertising and agency income,
-Expense on licensing of film rights,
-Rental expense on leasing of production spaces,
-Expense on production of television programmes,
-Expense on maintenance and other related service, and
-Purchase of film rights.

33 APPROVAL OF ACCOUNTS

The accounts were approved by the board of directors on 27 March 2002.

34 SUBSIDIARIES

Name	Place of incorporation	Issued and fully paid ordinary share capital	Issued and fully paid preference share capital	Percentage of equity capital held by the Group	Percentage of equity capital held by the Company	Principal activities
# iTVB Holdings Limited	British Virgin Islands	HK$10,000	-	100	100	Investment holding
Jade Animation International Limited	Bermuda	US$12,000	-	100	100	Animation investment, licensing and distribution
Long Wisdom Limited	Hong Kong	HK$2	-	100	100	Dormant
OHE Facilities Limited	Bermuda	US$20,000	-	100	100	Provision of services for programme productions
TVB (Overseas) Limited	Bermuda	US$12,000	-	100	100	Owner of film rights, programme licensing and investment holding
TVB Satellite TV Holdings Limited	Bermuda	US$12,000	-	100	100	Investment holding
TVBI Company Limited	Hong Kong	HK$2,000,000	-	100	100	Investment holding and programme licensing
# Capital Empire Limited	British Virgin Islands	US$1,000	-	100	-	Owner of film rights, and programme licensing
CC Decoders Limited	United Kingdom	GBP2	-	64	-	Provision of decoders
Condor Entertainment B.V.	The Netherlands	EUR18,400	-	100	-	Programme licensing
Countless B.V.	The Netherlands	EUR18,400	-	100	-	Programme licensing
# Countless Entertainment (Taiwan) Co. Ltd.	Taiwan	NT$1,000,000	-	100	-	Investment holding

34 SUBSIDIARIES (Continued)

Name	Place of incorporation	Issued and fully paid ordinary share capital	Issued and fully paid preference share capital	Percentage of equity capital held by the Group	Percentage of equity capital held by the Company	Principal activities
# Extra Profit Holdings Limited	British Virgin Islands	HK$1	-	100	-	Investment holding
# Fairwork Group Limited	British Virgin Islands	US$1,000	-	100	-	Investment holding
Galaxy Satellite Broadcasting Limited	Hong Kong	HK$2	-	100	-	Provision of uplink and playback services for broadcasters
* Golden Star Video Library Sdn. Bhd.	Malaysia	MYR10,000	-	51	-	Inactive
# iTVB Limited	British Virgin Islands	HK$10,000	-	100	-	Investment holding
Jade Animation Productions Limited	Hong Kong	HK$500,000	-	100	-	Animation productions and investment holding
Liann Yee Production Co. Ltd.	Taiwan	NT$880,000,000	-	70	-	Production of television programmes, leasing of film studios and advertising
* Oriental Home Entertainment Inc.	Canada	CAD100	-	100	-	Programme licensing and distribution
Peony Holding N.V.	Netherlands Antilles	US$100	US$6,000	100	-	Investment holding and provision of services for programme productions
# Request Investments Limited	British Virgin Islands	HK$1	-	100	-	Investment holding
Roverly B.V.	The Netherlands	EUR18,400	-	100	-	Provision of loan financing
The Chinese Channel Limited	Hong Kong	HK$4	-	64	-	Provision of satellite and subscription television programmes

34 SUBSIDIARIES (Continued)

Name	Place of incorporation	Issued and fully paid ordinary share capital	Issued and fully paid preference share capital	Percentage of equity capital held by the Group	Percentage of equity capital held by the Company	Principal activities
The Chinese Channel Limited	United Kingdom	GBP1,111	-	64	-	Provision of services for programme productions
The Chinese Channel (Holdings) Limited	Cayman Islands	GBP45,619	-	64	-	Investment holding
# Toysters Animation International Limited	British Virgin Islands	US$1,000	-	55	-	Dormant
TVB (Australia) Pty. Ltd.	Australia	A$5,500,000	-	100	-	Provision of satellite and subscription television programmes
TVB Facilities Limited	Hong Kong	HK$10,000	-	100	-	Provision of services for programme productions
* TVB Holdings (USA) Inc.	USA	US$6,010,000	-	100	-	Investment holding and programme licensing and distribution
TVB International Limited	Hong Kong	HK$10,000	-	100	-	Inactive
* TVB (Mauritius) Limited	Mauritius	US$2	-	100	-	Investment holding
# TVB Profekta Inc.	Canada	CAD1,000	-	70	-	Inactive
§ TVB Publishing Holding Limited (formerly TVB.COM Limited)	Hong Kong	HK$8,100,000	-	77.78	-	Investment holding and internet web portal
TVB Publications Limited	Hong Kong	HK$20,000,000	-	77.78	-	Magazine publications
TVB Satellite Broadcasting Limited	Hong Kong	HK$2	-	100	-	Provision of programming and channel services
* TVB Satellite Platform, Inc.	USA	US$3,000,000	-	100	-	Provision of satellite and subscription television programmes

34 SUBSIDIARIES (Continued)

Name	Place of incorporation	Issued and fully paid ordinary share capital	Issued and fully paid preference share capital	Percentage of equity capital held by the Group	Percentage of equity capital held by the Company	Principal activities
TVB Satellite TV Entertainment Limited	Bermuda	US$12,000	-	100	-	Provision of satellite and subscription television programmes
TVB (UK) Limited	United Kingdom	GBP2	-	100	-	Investment holding
* TVB (USA) Inc.	USA	US$10,000	-	100	-	Provision of satellite and subscription television programmes
TVB Video (UK) Limited	United Kingdom	GBP1,000	-	100	-	Programme licensing and distribution and property rental
TVB.COM Limited (formerly Jade Profit Limited)	Hong Kong	HK$2	-	100	-	Internet web portal
# Zennora Group Limited	British Virgin Islands	US$1,000	-	100	-	Investment holding
# 翡翠多媒体设计(上海)有限公司	The People's Republic of China, limited liability company	US$350,000	-	100	-	Animation design and productions

None of the subsidiaries have issued any loan capital. Except for TVB (Overseas) Limited which operates principally in Taiwan, Singapore, Malaysia, Australia, North America and Europe, all subsidiaries operate principally in their place of incorporation.

* The accounts of these subsidiaries have been audited by firms other than PricewaterhouseCoopers.

The accounts of these subsidiaries are not audited.

§ On 30 November 2001, TVB Publishing Holding Limited issued a total of 9,000,000 ordinary shares (with a par value of HK$0.10 per share) at HK$8.60 per share to its minority shareholders as unpaid shares without voting and dividends rights in 2001.



尋秦記
Healing Hands II
妙手仁心 II
陀槍師姐 III
ARMED REACTION III
勇往直前


TVB 34th Anniversary Special
Pok Oi Super Trio Charity Show 2001
Super Trio Finale 2001
FUN SHOW
And Friends In Concert
2000年度
頒獎典禮
J.S.G. Best 10 Awards Presentation 2000

目錄

公司資料

董事

邵逸夫爵士，G.B.M.（行政主席）
方逸華（副主席）
費道宜（董事總經理）
周亦卿，O.B.E.
利陸雁群
利榮森，O.B.E. *
李達三，DSSc. (Hon.)，J.P. *
羅仲炳
利乾（利榮森之替任董事）

* *獨立非執行董事*

公司秘書

何定鈞

行政人員

何定鈞（總經理－電視廣播業務）
黃應士（助理總經理－電視廣播業務）
鄭善強（助理總經理－電視廣播業務）

註冊辦事處

香港九龍清水灣道電視城

核數師

羅兵咸永道會計師事務所

股份過戶登記處

香港中央證券登記有限公司
香港皇后大道東一八三號
合和中心十九樓

股東週年大會通告

本公司茲定於二〇〇二年五月二十九日(星期三)上午十一時假香港九龍尖沙咀東部香格里拉酒店閣樓海景廳，召開股東週年大會，處理下列事項：

(1) 省覽截至二〇〇一年十二月三十一日止年度本公司之帳目、董事局及核數師報告書；

(2) 批准本年度末期股息；

(3) 選舉董事；

(4) 聘任核數師，並授權董事局釐定其酬金；

(5) 作爲特別事項考慮並酌情通過下列決議案作爲普通決議案：

(I) 動議：

(a) 在下文(c)段之規限下以及取代一切以往之授權，一般及無條件批准本公司董事局於有關期間內行使本公司所有權力以配發、發行及處理本公司股本中之未發行股份，以及作出或授予可能需要行使該等權力之售股建議、協議、購股期權及其他權利，或發行證券；

(b) 上文(a)段之批准應授權本公司董事局於有關期間內作出或授予可能需要於有關期間結束後行使該等權力之售股建議、協議、購股期權及其他權利，以及發行證券；

(c) 本公司董事局依據上文(a)段之批准配發或同意有條件或無條件配發或發行(不論是否依據購股期權或以其他方式而配發或發行)之股本面值總額，惟不包括依據(i)供股；或(ii)根據本公司章程就代替本公司之普通股(於此及下文決議案(II)所定義之普通股，下稱「股份」)之全部或部份股息之以股代息或類似安排而配發之股份不得超過下述總額：

(i) 於本決議案通過當日本公司之已發行股本面值總額之10%；及

(ii) (若本公司董事局獲本公司股東於另一普通決議案所授權)於本決議案通過後，本公司所購回之本公司任何股本之面值(爲數最高相當於在本決議案通過當日本公司之已發行股本面值總額之10%)，

而上述批准亦應受此限制；及

(d) 就本決議案而言，「有關期間」指本決議案通過之日至下列任何一項中較早日期之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司章程或任何其他適用法律規定本公司須召開下屆股東週年大會之期限屆滿之日；及

(iii) 本公司之股東於股東大會上通過普通決議案撤銷、修改或重訂本決議案對本公司董事局授權之日；及

「供股」指在本公司董事局所定之期間內向股東名冊內於指定記錄日期所載之股份持有人(及如適用時，有權獲配售本公司其他證券之持有人)按當時其持有該等股份(或如適用時其他證券)之比例，提出配售本公司股份或配售有權認購股份之認股權證、購股期權或其他證券，惟本公司董事局有權就零碎股份或因在香港以外任何地區之任何法律限制或責任，或任何認可監管機構或任何證券交易所之規定，作出其認爲必要或權宜之豁免或其他安排。

(II) 動議：

(a) 在下文(b)段之規限下，一般及無條件批准本公司董事局於有關期間內行使本公司所有權力於香港聯合交易所有限公司或經證券及期貨事務監察委員會及香港聯合交易所有限公司所認可之任何其他股份可能上市之證券交易所，購買股份；

(b) 本公司依據(a)段之批准於有關期間內可購買之股份面值總額不得超過於本決議案通過當日本公司之已發行股本面值總額之 10%，而依據(a)段之批准亦須受此限制；及

(c) 就本決議案而言，「有關期間」指本決議案通過之日至下列任何一項中較早日期之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司章程或任何其他適用法律規定本公司須召開下屆股東週年大會之期限屆滿之日：及

(iii) 本公司之股東於股東大會上通過普通決議案撤銷、修改或重訂本決議案對本公司董事局授權之日。

(III) 動議授權本公司董事局就決議案(I)(c)(ii)段所述之本公司股本，行使該決議案(a)段所述之本公司權力。

(IV) 動議根據公司條例第99(2)條將根據公司條例第99(1)條，在二○○二曆年內，本公司可能暫停辦理股份過戶登記手續之三十日期間延長至六十日。

承董事局命

何定鈞
公司秘書

香港，二○○二年三月二十七日

凡有權參加大會及投票之股東均有權委派受委代表出席及投票。該受委代表毋須爲本公司之股東。

本公司由二○○二年五月八日至五月二十九日(包括首尾兩日)，暫停辦理股份過戶登記手續。

決議案說明附註

每項決議案之目的簡單解釋如下：

決議案編號:	目的
(5)(I)	全面授權批准董事局發行新股。
(5)(II)	全面授權批准董事局購回已發行股份。
(5)(III)	將根據決議案(5)(I)所授之權力延伸至根據決議案(5)(II)授權所購回之股份。
(5)(IV)	將二○○二年本公司可能暫停辦理股份過戶登記手續之三十日期間延長至六十日。

主席報告書

二〇〇一年對電視廣播來說，是嚴峻的一年，對全球來說亦如是。年初經濟開始不景，後又受到美國911恐佈襲擊事件的打擊，全球經濟及市場均進一步惡化。然而，本公司在這惡劣環境下之表現依然不俗。

我們今年之營業額與去年同期比較錄有6.5%的輕微減幅。今年之溢利為港幣596,000,000元，而二〇〇〇年已呈報之溢利為港幣774,000,000元(扣除發行附屬公司新股所產生之特殊及非經常性溢利後，二〇〇〇年經調整之溢利為港幣645,000,000元)。

董事局將於本公司股東週年大會上建議派發末期股息每股港幣0.75元。加上二〇〇一年十月五日派發之中期股息每股港幣0.20元，全年共派發股息每股港幣0.95元，與去年相同。

在香港，廣告市場部份範疇受經濟衰退及911事件嚴重影響，但由於本公司廣告客戶基礎廣闊，銷售額所受影響並不算太大。儘管香港整體廣告市場之總開支因受經濟影響而有所萎縮，但本公司憑着新的銷售策略，故仍可佔市場之較大份額。

雖然今年競爭特別激烈，本公司翡翠台週日黃金時段之平均收視百分比仍然有77%。翡翠台之節目歷來深入民心，今年同樣大受香港觀眾愛戴。本公司英語頻道明珠台，本年同樣錄得驕人成績，黃金時段之平均收視百分比達76%。

本公司節目發行及分銷業務，於二〇〇一年度成績彪炳，達到雙位數增長，主要增長市場為新加坡、馬來西亞及美國。本公司影像光碟發行業務亦同樣錄得可觀增長。

本公司在中國內地的發行業務過往曾受黃金時段禁止播放進口節目法規拖累，但與去年同期比較已有大幅增長。在中國內地之共同製作項目於年內繼續增長，預計此發展形式將持續下去。

本公司在美國、澳洲及歐洲之平台業務，本年增長良好。美國及歐洲業務應可於二〇〇三年達到收支平衡。

台灣的頻道業務，由於經濟衰退，加上兩次特大颱風吹襲，以及911恐佈襲擊事件之影響，今年的經營出現虧損。TVB8頻道於二〇〇一年四月不再鎖碼後，在內地家庭的滲透率大幅上升，而星河頻道之用戶人數亦繼續增加。

對本公司互聯網業務來說，在二〇〇一年之變化甚大，但亦有所發展。香港業務大幅收縮，但本公司網站http://www.tvb.com仍然是香港最受歡迎的兩個媒體內容網站之一。本公司上海互聯網業務與上海電信建立策略性夥伴關係，後者將持有合營公司上海新視綫互动多媒体有限公司(「上海新視綫」)20%權益。上海新視綫將向上海電信的寬頻互聯網用戶提供視頻點播內容。

本公司今後一年的前景美好。執筆之時，翡翠台之收視率及收視百分比已達到歷來新高。本公司海外平台業務將繼續擴展，而內地及台灣之頻道業務於二〇〇二年亦應取得較佳業績。本公司之發行及分銷業務亦將繼續強勁增長。

本公司之成功及未來發展端賴幹練勤奮的全體職藝員，本人謹再次向彼等致以衷心謝意。

邵逸夫
行政主席

香港，二〇〇二年三月二十七日

管理層討論及分析

業務回顧

(a) 本年度經營業績

本集團本年度之營業額爲港幣3,265,000,000元，與去年同期比較減少6.5%。股東應佔溢利爲港幣596,000,000元，而二〇〇〇年則爲港幣774,000,000元。二〇〇〇年之溢利包括由發行附屬公司新股所產生之特殊及非經常性溢利港幣129,000,000元。每股盈利爲港幣1.36元，而二〇〇〇年則爲港幣1.77元。

(b) 業務回顧及展望

免費電視廣播

二〇〇一年對香港廣告業是嚴峻的一年。面對經濟低迷及銷售收入減少，不少零售廣告客戶削減廣告開支。雖然經濟環境欠佳，且廣告整體開支減少，與其他媒體比較，本公司在整體廣告開支之佔有率依然有所上升。此乃由於本公司將銷售對象集中於內地之地產發展商，以及提供信用卡、銀行理財、保險及其他服務之香港財務機構。本公司致力令節目及環節贊助的構思和形式更爲多元創新，亦是本公司成功增佔香港廣告市場份額之原因。

在美國發生的911恐怖襲擊事件使全球經濟滿目瘡痍，香港亦不能幸免，幾乎所有與旅遊有關的廣告業務均沉寂下來。然而，由於電視廣播之客戶基礎較爲廣泛而多樣，廣告收入受該次災難影響較香港其他廣告媒體爲小。此外，預先與廣告客戶簽訂廣告播放合約，亦使本公司獲得保障，使911事件後廣告客戶大幅削減開支對本公司之影響降至最低。

展望未來，本公司將繼續全力以赴，爲香港客戶提供更多多媒體服務，並大幅加強於內地之銷售業務，務求提高市場佔有率，爭取更高廣告收入。中國新加入世界貿易組織(「世貿」)，未來經濟將更爲蓬勃，增長率預計將接近雙位數字。內地經濟條件雄厚，勢必成爲電視廣播潛力巨大之根據地，繼續擴展其業務。在營業、製作及節目各部門通力合作下，一旦經濟復蘇，本公司有信心能維持高市場佔有率，收益亦將進一步提高。

儘管電視廣播業競爭激烈，本公司兩個頻道於二〇〇一年繼續佔有驕人之收視百分比。

翡翠台

於二〇〇一年，翡翠台週日黃金時段整體之平均收視率爲77%。中文免費電視台收視最高之66個節目均爲翡翠台節目，而本年度最高收視之10個節目中，翡翠台播出之劇集即佔其中8席。

先進電腦科技大大促進本公司場面浩大劇集之可觀性，「尋秦記」及「封神榜」均錄得高收視。

本年度翡翠台創新及成功地把不同行業及專業之資訊帶進家庭娛樂劇集中，成績斐然。寫實劇集「勇往直前」及「妙手仁心II」吸引大批觀衆收看，而其他劇集，如「婚前昏後」及「美麗人生」歌頌人性光輝，感動人心。

翡翠台在綜藝、遊戲及音樂節目依然出色。「萬千星輝賀台慶」及「十大勁歌金曲頒獎典禮」皆獲很高的收視百分比。翡翠台成功引入英國廣播公司大受歡迎之遊戲節目「一筆OUT消」中文版，除奪得很高之收視率外還擊退競爭者。本公司之名人遊戲節目「宇宙無敵獎門人」亦大受好評。翡翠台創新之「眞實」版節目「熱帶雨林蜜月狂奔」及「極速瘦身大激鬥」，極爲觀衆受落。

電視廣播之新聞及公共事務節目繼續提供及時報導及深入分析。報導911事件時，本公司傾盡人力物力，幾乎連續16小時現場直播最新突發消息及其他事態發展。電視廣播亦是香港唯一之新聞媒體，911事件後立即派出本身的採訪隊遠赴紐約現場，爲香港觀衆提供第一手即時資訊。

明珠台

英語頻道明珠台繼續致力爲觀衆帶來均衡之高質素節目，本年黃金時段之整體平均收視百分比達到76%。二〇〇一年香港收視最高之100個英語節目中，99個均在明珠台播放。

由於猛片如雲，明珠台於晚上九時半至十一時半時段，成爲僅次於翡翠台之第二高收視免費電視頻道(包括所有中文及英文頻道)。

除電影外，明珠台「連鎖星期二」播出之短篇劇集及獲獎電視劇集亦吸引穩定之觀衆群。

各類高質素記錄片，如「藍地球」、「深海大揭秘」、「『大AL』之歌」、「『大AL』之謎」等，均爲因應觀衆對大自然及科學之興趣愈來愈大而播出。

於本年度，明珠台爲香港觀衆帶來世界級體育節目，如「2001溫布頓網球賽」及「2001沙龍職業網球公開賽」。於黃金時段現場直播之「英國足總2001慈善盾曼聯對利物浦」很受大批香港球迷的歡迎。

明珠台亦著手進一步培養觀衆對文化類節目之興趣。專題介紹著名歌唱家Andrea Boccelli之一系列音樂節目即上佳例子。

社區及公共服務

香港商界和市民同受經濟困境之苦，但電視廣播在年內依然能夠爲各類社會事業及慈善團體合共籌得港幣133,000,000元的善款。

一年一度慈善籌款活動「歡樂滿東華」，不但爲數百萬觀衆帶來歡樂，而且廣獲大衆支持，爲東華三院總共籌得港幣70,000,000元。而「萬衆同心公益金」亦吸引大批觀衆，籌得港幣14,700,000元善款。十二集之「公益開心大富翁」爲公益金增添港幣6,400,000元善款，而大受歡迎之「一筆OUT消」亦合共爲各慈善團體及服務事業帶來港幣2,100,000元之善款。

讚譽與獎項

年內電視廣播獲多項國際殊榮，表揚本公司對香港社會之貢獻，以及其於各類節目及宣傳片製作之成就。

美國國家廣播協會(NAB)向電視廣播頒授「二〇〇一年國際廣播卓越大獎」，表彰本公司各類慈善節目及活動對香港社區作出之傑出貢獻。香港亦因此成爲亞洲第一個獲此殊榮之城市。

於二〇〇一紐約電影電視節，「明珠檔案：籠外的天空」獲「自然生態組別銀獎」，「北京申辦2008奧運宣傳片」則獲「電視台形象宣傳片銅獎」。

本公司還獲其他獎項，其中包括新聞節目「財富全球論壇及示威」獲亞太廣播聯盟頒授「資訊電視節目特別榮譽獎」；「翡翠台情人節宣傳片：邂逅」於亞洲電視推廣大獎二〇〇一中獲「最佳節目宣傳組別金獎」；而「創世紀」之佈景設計則於第二十三屆美國廣播協會設計大獎中贏得「單一佈景設計銀獎」。此外，於「二〇〇一亞洲電視大獎」中，六點半新聞報導(二〇〇一年六月九日)獲頒最佳新聞節目(雙亞軍之一)。

新電視城

爲進一步提高電視廣播之製作能力，本公司現時正在興建及裝修位於將軍澳工業邨之新電視城。該新設施總共有超過十萬平方米之有蓋可用樓面面積，較本公司現時於清水灣之設施大三成。搬往此最新穎全數碼設施後，將進一步加強本公司作爲世界級電視廣播及節目製作者之領導角色。

內地合營項目

年內電視廣播已訂立多項協議以設立合營公司，準備在內地從事多項業務，包括提供寬頻內容，以及製作節目供海外及內地發行。與內地夥伴聯盟，協同效益顯著，利潤豐厚，本公司勢將好好利用中國加入世貿後所湧現無限商機之利。

節目發行及分銷

區內衆多有線電視經營者均會播放電視廣播之頻道及節目，本公司由此獲得之收入穩步增長。此外，錄影帶發行收入及盈利方面，於本年內之增長均達到驕人雙位數字。主要增長地區爲新加坡、馬來西亞及美國。同時，去年影像光碟之銷量與前年比較亦錄得顯著增長。

二〇〇〇年，本公司於內地之電視發行業務，由於國家電視廣播法規改變，禁止黃金時段播放進口節目影響而有所下跌。二〇〇一年本公司於內地之業績，較前年大幅進步。由於改善分銷運作，並進一步加強與內地發行商合作對付盜版

問題，本公司之影像光碟發行收入亦有可觀增長。年內，有一部合作拍攝之劇集於內地拍竣，另有兩部則處於後期製作階段。二〇〇二年，本公司將進行更多合作拍攝項目，在節目發行及分銷收入方面，預計將有雙位數增長。

海外衛星收費電視業務

(a) **TVB Satellite Platform(TVBSP)美國**

該收費電視從單頻道改爲多頻道播放後，用戶數目增長超過三分之二。新的普通話頻道，如中央電視台第四台，亦於年內推出，以涉足至該市場。其他新服務，按每次收費電影頻道，將於二〇〇二年逐步投入服務，以進一步開拓用戶基礎。

(b) **TVB Australia(TVBA)澳洲**

澳洲多頻道衛星直接入戶廣播服務經改善並加強市場推廣，以及擴充節目內容後，該服務越來越受歡迎。本公司來年將向用戶推出更多套餐選擇，進一步提高服務之吸引力。

(c) **The Chinese Channel(TCC)歐洲**

本公司於歐洲之直接入戶衛星電視業務，年內之用戶人數錄得單位數增長。如非聰明卡受盜用之影響，增長應更爲可觀。在二〇〇二年推出新聰明卡後應可解決此問題。

頻道業務

(a) **台灣**

TVBS頻道雖在觀衆人數方面繼續處於市場領先地位，特別在新聞節目方面，惟二〇〇一年之廣告收入有所下降，主要乃由於台灣經濟不景，而美國911恐怖襲擊事件及八、九月間兩個特大颱風使情況更形嚴峻。因此，本公司之台灣業務有所虧損，但情況卻因TVBS週刊及台灣TVBS-Asia海外頻道業務之收入維持增長而有所紓緩。

二〇〇二年，本公司預計TVBS將維持其於台灣市場之領導地位，並開始因台灣加入世貿而受惠，TVBS週刊亦將因此而得益。而TVBS-Asia頻道業務則隨著分銷基礎不斷擴大而繼續增長。

(b) **TVB8及星河頻道**

自從二〇〇一年四月TVB8頻道不再鎖碼後，該頻道於內地家庭之滲透率大幅增長。星河頻道依然爲鎖碼頻道，觀衆人數同樣穩步增長。去年本公司增加娛樂性資訊節目及財經內容，以吸引內地較爲富裕之家庭觀衆。於未來一年，本公司將集中拓展內地之廣告銷售，以及本公司頻道之分銷網絡。本公司預計來年之廣告收入將大幅上升。

其他業務

(a) **翡翠動畫**

二〇〇一年，翡翠動畫在動畫製作服務及發行業務方面之收益及溢利，取得雙位數增長。翡翠動畫現時正著手進行一項大型業務發展，準備推出動畫頻道。爲建立其動畫片庫，翡翠動畫亦將積極從事共同製作項目，並將尋覓適當機會，由其他來源購買動畫節目。

(b) **互聯網業務(香港及中國)**

本公司之互聯網業務，先前由一間非全資附屬公司經營，於二〇〇一年四月劃入本公司一間全資附屬公司屬下，該公司起初名爲「奔恒有限公司」，最近改名爲「電視廣播互聯網有限公司」。電視廣播出版(控股)有限公司(原稱「電視廣播互聯網有限公司」)於二〇〇一年十一月完成新股發行，股款將於二〇〇二年及其後時間繳付，所得溢利將於有關年度之「發行附屬公司新股溢利」一項中入帳。

二〇〇一年實爲電視廣播互聯網業務重要的一年。

去年二月，本公司香港互聯網業務縮減規模，以確保可長期經營。現時該業務僅有僱員27人。

本公司互聯網業務向電訊盈科NOW.COM銷售本公司點播節目內容後，業績取得重大突破，收益大幅增長。通過固網及流動電話網絡提供互動「資訊聆」服務，以及通過流動電話網絡提供短訊服務，爲本公司帶來另一極具潛力之收入來源。

電視廣播之網站「每月上站人數」及瀏覽人次全年維持穩定，而http://www.tvb.com則繼續佔據香港最受歡迎之兩家媒體內容網站之一。最近一次網上調查，獲得大量網民回應，清楚顯示本網站用戶使用率及忠誠度高。

本公司在內地的互聯網業務與上海電信成立策略性夥伴關係，這合作模式使本公司的互聯網業務突飛猛進。上海電信將擁有上海新視綫互动多媒体有限公司(「上海新視綫」)兩成股權。上海電信亦將與上海新視綫訂立商業協議，於二〇〇二年向上海電信寬頻非對稱數字用戶線路網絡用戶推出本公司節目之視頻點播服務。

(c) 雜誌出版

過去數月，全球經濟不景，香港經濟亦受影響。二〇〇一年，本地大部份行業，包括雜誌業，均面對嚴峻形勢。由於競爭壓力日大，加上經濟困境，電視廣播出版有限公司(「電視出版」)之主要出版-TVB周刊，發行量疲弱，廣告收入亦減少。

正面來看，經過審慎之策略性規劃，以及持續之努力，TVB周刊維持其一貫之家庭讀者口味，並吸引大量之年青讀者。

二〇〇一年，互聯網仍是重要之大衆傳播媒體，而本公司亦積極以此種媒體拓展TVB周刊。只要登入電視廣播之互聯網入門網站TVB.COM，全球各地之讀者便可欣賞TVB周刊之精彩內容。

於二〇〇二年，本公司將維持勤奮之工作態度及富創意之計劃，確保可成功過渡此充滿挑戰之時刻。經恰當之重組，本公司務求保持競爭優勢，並促使TVB周刊繼續滿足讀者之需要，從而鞏固其地位及市場份額。

電視出版將繼續參與海外項目，包括於選定之海外市場出版TVB周刊，讓全球各地之電視廣播觀衆均可閱讀其中之報導，在觀看本公司節目時更爲津津有味。進行該等措施後，本公司預計該周刊來年在發行量及讀者人數方面，均會有所增長，因而預期電視出版之收益亦將大幅改善。

新業務-香港收費電視

銀河衛星廣播之收費電視牌照規定，該電視台啓播前，電視廣播須出售其所持股權至低於一半。然而，前度投資者退出後，融資市場形勢欠佳，本公司迄今仍未能獲得必需之外界投資。已有數家信譽良好之策略性投資者對該項目表示有興趣，本公司正繼續與其磋商。因應發牌條件之一系列限制，二〇〇二年第二季將對該項目之未來作出決定。

財務回顧

(a) 資本結構及流動資金

於二〇〇一年十二月三十一日，本集團之股東權益比去年增加了5%，達港幣3,144,000,000元，(二〇〇〇年：港幣2,983,000,000元)。由短期及長期銀行貸款、應付票據及銀行透支組成之總債務，因還款及外幣匯兌的理由，已由港幣334,000,000元(二〇〇〇年)減至港幣307,000,000元(二〇〇一年)。此等債務主要是用作在台灣購置物業、設備及錄影廠設施。數額達港幣144,000,000元之貸款是以多家附屬公司之資產作抵押的。此外，這些債務是要付各有關銀行自行釐定的基本放款利率再加1%至2%不等的浮息。

於二〇〇二年快將完成之新電視城計劃，因須按進度付款，故於二〇〇〇年末爲數達港幣1,319,000,000元之現金及銀行結餘已大幅減低至二〇〇一年末爲數祗有港幣673,000,000元之水平，亦因如此，二〇〇一年之流動資產減少了港幣576,000,000元，而固定資產則增加了港幣662,000,000元。我們預期在二〇〇二年中，須爲新電視城計劃之資金需求而向我們的往來銀行尋求部份借貸。銀河收費電視計劃的財務需求與本集團分開獨立處理，但會與有興趣入股之投資者另行安排。

本集團之資本承擔(不包括本集團分擔共同控制實體之資本承擔)已降低40%至港幣1,298,000,000元(二〇〇〇年：港幣2,152,000,000元)。

(b) 或然負債

或然負債指向銀行就銀行融資及向香港特區政府發出履約債券而須作出港幣93,600,000元之擔保。

(c) 匯率波動及相關對沖活動之風險

於二〇〇一年十二月三十一日，本集團與銀行訂立若干外幣匯率之沽售合約，以對沖海外客戶業務收入之波動，該等合約之金額爲港幣3,600,000元。如按二〇〇一年十二月三十一日之匯率折算，得出之金額與該等合約之金額非常接近。

人力資源

於二〇〇一年十二月三十一日，本集團共有5,194名全職僱員，其中不包括董事及自由工作人員，但包括合約藝員及海外附屬公司之職員。僱員總數中，約25%受僱於海外附屬公司，按照當地情況及法規支付適當水平之薪金。至於本地僱員方面，合約藝員、營業及非營業僱員則按不同薪酬計劃支薪。合約藝員按逐次出鏡或包薪制支薪。營業僱員視乎是否達到銷售目標支薪，其中包括薪金及銷售佣金。而非營業僱員則除月薪外，尚發出等於一個月薪金之年終花紅。本公司已決定並與本地員工達成共識，由二〇〇二年起，取消年終花紅。本集團於年內並無採納任何購股權計劃。

董事局報告書

董事局同寅謹將截至二〇〇一年十二月三十一日止年度報告書連同已審核之帳目呈覽。

主要業務及地區之營運分析

本公司之主要業務為免費電視廣播、節目製作及與廣播有關之其他業務。附屬公司之主要業務則列於帳目附註34。

本年度按業務及地區分類之集團業績表現分析列於帳目附註2。

業績、溢利分配及儲備

本集團本年度之業績列於第94頁之綜合損益帳內。

本集團及本公司在本年度之儲備變動列於第119至第122頁之帳目附註24。

本公司根據香港公司條例第79B條計算，於二〇〇一年十二月三十一日可供分派之儲備為港幣2,489,375,000元(2000經重列：港幣2,282,218,000元)。

股息

本公司已於二〇〇一年十月五日派發中期股息，每股港幣0.20元，合共港幣87,600,000元。董事局現建議派發截至二〇〇一年十二月三十一日止年度之末期股息，每股港幣0.75元予於二〇〇二年五月二十九日名列股東名冊上之股東。

捐款

本集團本年度作出之慈善及其他捐款合共港幣612,000元。

固定資產

本集團之固定資產變動詳情列於帳目附註12。

股本

本公司之股本變動詳情列於帳目附註23。

五年財政回顧

本集團上五個財政年度之業績及資產負債摘要列於第92頁內。

董事及高層管理人員

下列者為本年度及於本報告日期在任之董事及行政人員。

邵逸夫爵士, G.B.M.(行政主席)

現年九十四歲，為邵氏集團總裁，在娛樂及電影業均有鉅額投資。透過邵氏集團，邵爵士擁有本公司股本的主要權益。邵爵士為本公司成立時首屆董事局成員之一，並於一九八〇年出任主席。邵爵士是本公司副主席方逸華女士之丈夫。

方逸華(副主席)

現年六十七歲，自一九八八年起即為本公司董事，及後於二〇〇〇年十月二十五日獲委任為本公司副主席。方女士是邵氏兄弟(香港)有限公司之副行政主席兼執行董事及邵氏集團之執行董事。彼亦是邵氏基金(香港)有限公司之主席、邵逸夫慈善信託基金主席及香港中文大學逸夫書院校董會成員。方女士是本公司行政主席邵逸夫爵士之夫人。

費道宜(董事總經理)

現年五十二歲，於一九八七年獲委任為本公司董事，並於一九九五年九月出任董事總經理，彼亦是邵氏集團之行政董事。

周亦卿，O.B.E.
現年六十六歲，於二〇〇〇年獲委任爲本公司董事。彼爲其士集團之創辦人及現任主席。該集團擁有三間於香港聯合交易所上市的公司，包括：其士國際集團有限公司、其士科技控股有限公司及其士建築集團有限公司，以及一間於新加坡股票交易所上市的其士新加坡控股有限公司。彼亦爲邵氏兄弟(香港)有限公司及萬順昌集團有限公司之非執行董事。彼並於二〇〇一年獲委任爲巴林王國駐香港名譽領事。

利陸雁群
現年七十八歲，爲本公司創辦人利孝和先生之遺孀。利夫人於一九八一年成爲本公司董事。彼致力於本港慈善機構香港明愛中心之福利事業。

利榮森，O.B.E.(獨立非執行董事)
現年八十六歲，爲本公司成立時首屆董事局成員之一。彼爲利園國際控股有限公司及上海商業銀行有限公司之董事。

李達三，DSSc.(Hon.)，J.P.(獨立非執行董事)
現年八十一歲，爲聲寶—樂聲(香港)有限公司主席，該公司在香港及中國銷售「聲寶牌」產品。李博士亦爲新加坡、澳洲及紐西蘭多間酒店業務之主席。彼於一九九五年獲委任爲本公司董事。

羅仲炳
現年六十五歲，一九六六年加入本公司爲項目工程師，並由一九七八年至一九八〇年期間出任總經理。彼於一九七七年獲委任爲董事。彼亦是金山工業(集團)有限公司董事。

利乾(利榮森之替任董事)
現年四十八歲，爲Scottish and Eastern Investments Limited之董事。彼亦是希慎興業有限公司及太古股份有限公司之董事。彼於一九九五年七月獲委任爲利先生之替任董事。

何定鈞
現年五十七歲，於一九六八年加入無綫電視爲助理會計主任。其後彼曾出任會計主任、總會計主任及財務總監。彼於一九八二年獲委任爲行政部總監及於一九八六年晉陞爲助理總經理。於一九九〇年七月彼獲委任爲助理總經理—電視廣播業務，及後於一九九二年三月晉陞爲副總經理—電視廣播業務。彼由一九九五年四月起，兼任公司秘書一職，更於一九九五年十一月獲委任爲總經理—電視廣播業務。

黃應士
現年六十四歲，新聞工作者，一九七七年至一九七八年間出任本公司新聞、公共事務及體育節目經理。彼於一九八〇年起任新聞部總監，主管新聞及公共事務部直至一九九一年止。彼於一九九四年二月重返無綫電視管理層並出任助理總經理—電視廣播業務一職。

鄭善強
現年四十五歲，在一九八九年加入無綫電視爲市場及營業部總監。彼對廣告行業極有經驗，專長於媒介策劃、購買及調查。彼於一九九五年十一月獲陞爲助理總經理—電視廣播業務。

董事
姬達爵士，K.B.E.，J.P.於二〇〇一年十一月二十二日退出董事局。

依照本公司章程細則第93條之規定，方逸華女士需從董事局輪值告退，惟願應選連任。

董事利益
本公司各董事概無與本公司訂有本公司不可於一年內免付補償(法定補償除外)而終止之服務合約。董事於年內並未獲授本公司任何購股權。

本公司與邵氏兄弟(香港)有限公司有協議，向其租用香港九龍清水灣道之若干物業。本公司行政主席邵逸夫爵士亦是邵氏兄弟(香港)有限公司之主席，而邵氏兄弟(香港)有限公司股本之主要法團權益是由邵爵士所擁有。

於二○○一年十一月，本公司與Chevalier(Network Solutions)Limited訂有合約，內容有關該公司以港幣20,526,000元向本公司於將軍澳之新電視城供應、安裝及保養PABX及結構電纜網絡。本公司董事周亦卿博士亦是其士集團之創辦人及現任主席。

除上文所述外，本年度內或年結時，本公司或其附屬公司概無簽訂任何有關本公司之業務而本公司董事直接或間接擁有重大權益之重要合約。

於二○○一年十二月三十一日，遵照證券(披露權益)條例第29條規定而置存之股東名冊所載，本公司各董事及行政總裁擁有本公司之實質股份權益如下：

	每股面值港幣0.05元之普通股數目	權益性質
邵逸夫爵士 (*) (註解)	141,174,828	法團
周亦卿	100,000	個人
方逸華	1,096,000	個人
利陸雁群	16,701,000	法團
	602,144	個人
利榮森	1,262,415	個人
李達三	200,000	法團
羅仲炳	無	
費道宜	800,000	個人
利乾	600,000	個人

註解：為免引起誤解及重複計算，現列出股權之重疊情況。有(*)符號者之股權與「主要股東」項下有(*)符號者之股權重疊。

上述各董事及行政總裁所擁有之法團權益乃為彼等因其有權行使(或根據證券(披露權益)條例假設可以行使)或控制行使在該等公司股東大會上三分一或以上之投票權，被視為彼等所擁有而列為法團權益。除以上所述權益外，所有董事及行政總裁均無其他權益。

本公司或其附屬公司各董事或行政總裁或彼等之配偶及十八歲以下子女並無獲授任何可認購本公司或其他法人團體股份或債券之權利。

除上文所述外，於二○○一年十二月三十一日，本公司任何董事或行政總裁均無持有或(根據證券(披露權益)條例)被視為或當作持有本公司或任何相聯法團(證券(披露權益)條例所指之相聯法團)股本之權益。

主要股東

於二○○一年十二月三十一日，遵照證券(披露權益)條例第16(1)條規定而置存之主要股東名冊所載，除以上所述註有(*)符號之董事及行政總裁權益外，本公司已接獲通知下列權益者擁有本公司已發行股本10%或以上之權益。

	每股面值港幣0.05元之普通股數目
邵氏兄弟(香港)有限公司(*) (註解)	113,888,628

註解：為免引起誤解及重複計算，現列出股權之重疊情況。有(*)符號者之股權與「董事利益」項下有(*)符號者之股權重疊。

除以上所述股份外，遵照證券(披露權益)條例第16條規定而置存之股東名冊所載，並無其他人士於二〇〇一年十二月三十一日擁有本公司或其附屬公司10%或以上已發行股本之權益。

關連交易

1) 以下交易構成本公司須予披露之關連交易，而本公司已就此等交易獲香港聯合交易所有限公司(聯交所)授予有條件之寬免：

a) 由一九九二年五月五日起，本公司之主要股東—邵氏兄弟(香港)有限公司(邵氏)已根據一項製作管理協議提供若干製作設施予本公司。於二〇〇一年一月三十一日，本公司與邵氏訂立一項新的製作管理協議，由二〇〇一年二月一日起至二〇〇三年一月三十一日止，為期兩年，每月費用為港幣445,000元。本公司於二〇〇一年內已付之費用為港幣5,345,000元。此外，本公司於二〇〇一年內已付港幣89,000元予邵氏作為償還該等製作設施之政府差餉。

b) 於一九九七年五月十九日及一九九七年十二月十五日，本公司與邵氏分別訂立兩項租賃協議，據此，邵氏向本公司出租其位於香港九龍清水灣道二百二十號地段邵氏大樓若干辦公室及泊車位。此兩項租賃協議之租賃期分別由一九九七年七月一日及一九九七年十一月一日起至二〇〇五年六月三十日止。本公司於二〇〇一年內已付之租金為港幣17,732,000元。

c) 於二〇〇〇年二月二十一日，本公司與本公司一非全資附屬公司—電視廣播出版(控股)有限公司(電視廣播出版控股)(前稱電視廣播互聯網有限公司)訂立一項有關本公司向電視廣播出版控股提供若干服務之行政管理服務協議。其後雙方同意把此協議終止，由二〇〇一年四月一日起生效。本公司於二〇〇一年內收取之費用為港幣426,000元。

d) 於二〇〇一年三月三十日，本公司與本公司之關連人士— Chevalier(Network Solutions)Limited(CNSL)訂立意向書，內容有關CNSL向本公司之新電視城供應、安裝及保養PABX及結構電纜網絡，整筆費用為港幣20,526,000元，並會以分期方式支付。載有意向書所載條款之正式合約已於二〇〇一年十一月訂立。本公司於二〇〇一年內已付之數額為港幣1,328,000元。

e) 於一九九五年一月一日，本公司一非全資附屬公司—聯意製作股份有限公司(聯意)與其主要股東—年代網際事業股份有限公司(年代)訂立分銷協議，據此，年代會充任聯意之獨家分銷商，在台灣分銷聯意之有線電視頻道，並負責代表聯意收取因播放其電視節目之所得收益。於一九九八年二月二十八日，該協議獲續期三年，由一九九八年三月一日起生效。於二〇〇〇年十一月十六日，該協議再獲續期兩年，由二〇〇一年三月一日起生效。聯意於二〇〇一年內所支付之費用為港幣7,133,000元(新台幣33,333,000元)。於二〇〇二年三月十三日，聯意與年代為分銷協議訂立一項增補協議，內容有關修訂由二〇〇二年一月一日起聯意應付予年代之佣金金額。

f) 由一九九五年起，年代已於聯意經營之有線電視頻道，以及由聯意代理招攬廣告之頻道或雜誌訂購廣告。聯意於二〇〇一年內收取之數額為港幣7,364,000元(新台幣34,411,000元)。

g) 由一九九五年起，聯意已充任年代之市場推廣代理，為年代在台灣經營之若干電視頻道招攬廣告。於二〇〇一年七月十二日，訂約方由二〇〇一年七月一日起續此安排一年。根據協議，聯意將從第三方廣告商透過聯意在年代所經營頻道上播放廣告而產生的廣告收入總額中扣除15%作為佣金，餘款則按月以現金支付予年代。訂約方之間同意聯意將不會就以非現金代價支付費用的廣告收取任何佣金。聯意於二〇〇一年七月一日至十二月三十一日期間收取之數額為港幣4,169,000元(新台幣19,484,000元)。

h) 由一九九五年起，年代已發行各式各樣節目予聯意在其有線電視頻道播放。聯意於二〇〇一年內付予年代之數額為港幣1,737,000元(新台幣8,118,000元)。

i) 由一九九五年起，聯意已聘用年代製作節目以為其用。聯意於二〇〇一年內付予年代之費用為港幣464,000元(新台幣2,169,000元)。

j) 於一九九八年七月三十一日，聯意與年代訂立光纖網絡服務協議，據此，年代同意向聯意在台灣提供光纖網絡服務，每提供一路光纖線月費爲新台幣476,190元(不包括銷售稅)。此安排之有效期由一九九八年八月一日起至二〇〇一年七月三十一日止。聯意於二〇〇一年一月一日至七月三十一日期間付予年代之費用爲港幣6,420,000元(新台幣30,000,000元)。

k) 聯意獲多家獨立新聞社許可，在台灣之電視廣播業務中使用彼等之新聞報導。由二〇〇〇年六月十九日起，聯意已將其使用該等新聞報導之權利分特許予年代，使年代可於台灣在其擁有之頻道播放該等新聞，費用按實際使用量及聯意應付予新聞社之費用計算。此分特許權之交易將每年持續進行。聯意於二〇〇一年內收取年代之費用爲港幣1,538,000元(新台幣7,188,000元)。

本公司董事，包括所有獨立非執行董事已審閱上述有關(a)至(k)段之交易和確認上述交易乃本公司在正常業務範圍內按公平原則以一般商業條款磋商達成，對股東而言亦屬公平合理，同時其條款亦不比本公司向獨立第三方提供或獲得之條款爲低。每項交易於二〇〇一年內之有關累積金額並未超過聯交所授予本公司有條件寬免所訂定之最高限額。

本公司之核數師亦已審閱上述(a)至(k)段之交易並致函董事局確定以下幾點：

(i) 有關交易已取得本公司董事局之允許；
(ii) 有關交易已遵照本公司於有關協議及文件上列明之收費政策；
(iii) 有關交易符合協議內訂立之條款細則，或，如無有關協議，其條款亦不比本公司向獨立第三方提供或獲得之條款爲低：及
(iv) 並未超過每項交易之最高限額。

2) 於一九九四年十月四日，本公司就有關一銀行批出一筆港幣11,235,000元(新台幣52,500,000元)之銀行融資予聯意，而須按其投資於聯意之股權比例提供港幣7,865,000元(新台幣36,750,000元)之公司擔保予該銀行。聯意已於年結日時全部動用該筆銀行融資。

3) 於一九九七年十一月二十五日，本公司就有關一銀行批予本公司一非全資附屬公司－CC Decoders Limited(CCD)之銀行融資，而須提供港幣62,219,000元(英鎊5,500,000)之公司擔保予該銀行。CCD之少數股東已按本公司提供擔保當日其投資於CCD之股權比例批出價值港幣24,888,000元(英鎊2,200,000)之彌償保證予本公司，以分擔公司擔保之責任。於年結日時，已動用之銀行融資總額爲港幣38,188,000元(英鎊3,376,000)。

4) 於一九九八年五月十九日，本公司就有關一銀行批出一筆港幣107,000,000元(新台幣500,000,000元)之銀行融資予聯意，而須按其投資於聯意之股權比例提供港幣74,900,000元(新台幣350,000,000元)之公司擔保予該銀行。港幣32,100,000元(新台幣150,000,000元)之銀行融資餘額由年代擔保。於年結日時，已動用之銀行融資總額爲港幣72,586,000元(新台幣339,188,000元)。

5) 於一九九八年十二月三日，合營協議各方就一九九五年合營協議訂立增補契，據此，本公司一全資附屬公司－TVB (Overseas)Limited(TVBO)批出一筆數額爲港幣40,046,000元(英鎊3,540,000)之貸款予本公司一非全資附屬公司－The Chinese Channel(Holdings)Limited(TCCH)。此項貸款須支付按倫敦銀行同業拆放利率加2%之年息。

TVBO與TCCH之少數股東亦按彼等投資於TCCH之股權比例借出免息貸款予TCCH作爲營運資金。於二〇〇〇年一月一日，經TCCH全體股東同意下，TVBO轉換TCCH欠下爲數達港幣21,765,000元(英鎊1,924,000)之債項爲附息貸款。該貸款須支付按香港優惠利率加0.5%之年息。經少數股東同意下，TVBO再次於二〇〇一年十一月一日轉換TCCH欠下爲數達港幣42,422,000元(英鎊3,750,000)之債項爲附息貸款。該貸款須支付按倫敦銀行同業拆放利率加2%之年息。

於年結日時，該三筆附息貸款之總額爲港幣104,233,000元(英鎊9,214,000)，而欠下TVBO之免息貸款數額則爲港幣32,363,000元(英鎊2,861,000)。

6) 根據一九九九年十一月十一日之合營協議，Measat Broadcast Network Systems(BVI)Ltd.(MBNS(BVI))及Home Net N.V.(HomeNet)須於二〇〇一年二月二十一日當日或之前認購電視廣播出版控股之額外股份。MBNS(BVI)及HomeNet在認購額外股份前分別持有16.67%及5.55%電視廣播出版控股之已發行股本。電視廣播出版控股之股東同意MBNS(BVI)及HomeNet押後認購額外股份，直至檢討電視廣播出版控股之業務計劃及策略方針完成後始進行。該額外股份其後於二〇〇一年十一月三十日以未繳股款股份方式分配予MBNS(BVI)及HomeNet，該額外股份並無投票權及股息。分配股份後，MBNS(BVI)及HomeNet已分別持有原先同意之20%及10%電視廣播出版控股之股份權益。

7) 於二〇〇〇年十一月十六日，聯意與年代訂立由二〇〇〇年七月一日起生效，為期一年之廣告協議。根據協議，聯意受年代委任為其之市場推廣代理，為年代在台灣經營之若干電視頻道招攬廣告。聯意於二〇〇一年一月一日至六月三十日期間賺取之收益為港幣5,565,000元(新台幣26,004,000元)。

8) 於二〇〇一年四月十日，聯意與年代訂立協議，據此，於二〇〇〇年十月二十八日至二〇〇一年十二月三十一日期間，聯意會在台灣提供衛星設備及技術服務予年代及年代會在台灣提供中繼頻道衛星節目信號服務予聯意。根據協議，年代同意支付月費港幣1,229,000元(新台幣5,743,000元)予聯意，而聯意則同意支付月費港幣611,000元(新台幣2,857,000元)予年代。該等月費皆不包括5%銷售稅。於二〇〇一年內，聯意收取年代之費用為港幣14,748,000元(新台幣68,918,000元)，而聯意付予年代之數額則為港幣7,337,000元(新台幣34,286,000元)。於二〇〇一年十二月二十七日，訂約方同意把協議由二〇〇二年一月一日起按相同條款及條件續期一年。

9) 於二〇〇一年七月二十六日，聯意與年代訂立光纖網絡協議，據此，年代同意向聯意在台灣提供光纖網絡服務，為期十一個月，由二〇〇一年八月一日起生效。根據協議，年代會以每路光纖線為港幣48,000元(新台幣224,490元)之月費(不包括銷售稅)為聯意提供十四路光纖線。聯意於二〇〇一年八月一日至十二月三十一日期間付予年代之費用為港幣3,261,000元(新台幣15,238,000元)。

10) 於一九九九年七月一日，聯意與英特發股份有限公司(英特發)訂立協議，據此，英特發委任聯意為其廣告代理，於一九九九年七月一日至一九九九年十二月三十一日期間，為英特發印刷及發行的刊物招攬廣告，並負責業務規劃。鑑於收購及合併守則第26.1條於二〇〇一年十月十九日作出修訂，英特發成為年代之聯繫人士，因此，英特發成為本公司之關連人士。於二〇〇一年二月一日，訂約方按相同條款及條件訂立另一項協議，由二〇〇〇年一月一日起生效，為期兩年。根據協議，聯意同意代英特發收取從獨立廣告客戶因於英特發所發行的刊物刊登廣告而應付的廣告費用。因此，聯意可扣除廣告收入的15%作為佣金，餘款則按月以現金支付予英特發。訂約方之間同意聯意將不會就以非現金代價支付費用的廣告收取任何佣金。聯意於二〇〇一年十月十九日至十二月三十一日期間所收取之數額為港幣1,780,000元(新台幣8,318,000元)。訂約方同意把以上安排按相同條款及條件由二〇〇二年一月一日起續期一年。

11) 於一九九九年四月十六日，本公司一全資附屬公司—電視廣播(國際)有限公司(電視廣播(國際))與年代訂立分租協議，向年代分租部分衛星轉發器容量。此分租協議其後為二〇〇〇年一月十三日訂立之修訂協議所取代，內容有關更改合約期限及出租月費。於二〇〇一年四月二十八日，電視廣播(國際)與年代就經修訂協議訂立一項增補協議，據此，訂約各方已同意由二〇〇一年三月一日起把分租轉發器容量由27兆赫減至13.5兆赫。因此年代須付予電視廣播(國際)之出租月費將由二〇〇一年三月一日起至二〇〇一年十一月三十日止，每月由美元148,291減至美元93,082.50(港幣726,044元)，及由二〇〇一年十二月一日起至二〇〇一年十二月三十一日止，每月由美元148,308.36減至美元93,099.86(港幣726,178元)，及由二〇〇二年一月一日起至二〇〇六年三月三十一日止，每月由美元110,417減至美元55,208.50(港幣430,626元)。由於此項減幅乃經雙方同意，故並無罰款條款加於年代。電視廣播(國際)於二〇〇一年內收取年代之費用為港幣9,571,000元(美元1,227,000)。

12) 於二〇〇〇年六月三十日，TVBO與年代訂立總製作協議，據此，TVBO為年代製作若干電影/節目，由一九九九年七月一日起生效，為期一年。於二〇〇一年一月五日，雙方同意把該協議由二〇〇〇年七月一日起以相同條款及條件續期一年，惟開拓該等電影/節目之影像光碟權益亦須撥歸年代。TVBO於二〇〇一年內收取年代之費用為港幣5,656,000元(新台幣26,430,000元)。

13) 於一九九五年十月八日，TVBO就提供技術、管理、營業及市場支援服務予本公司一非全資附屬公司少數股東之聯繫人士一Measat Broadcast Network Systems Sdn.Bhd.(MBNS)而與MBNS訂立多項協議。於二〇〇一年五月三十日，TVBO與MBNS訂立增補協議，使該等協議之條款可引伸適用於MBNS及MBNS之全資附屬公司一All Asia Programming Systems (BVI)Ltd.(AAPS)所收購之新頻道。TVBO於二〇〇一年內之累算收入爲港幣11,730,000元。

14) 於一九九五年十月七日，TVBO與AAPS訂立主要供應協議，據此，TVBO需提供節目予AAPS以作分銷。於一九九五年十月八日，TVBO與MBNS及AAPS訂立分特許協議，據此，AAPS批予MBNS節目經銷權。於一九九七年十二月八日，協議各方訂立若干增補協議以補充當時之安排。於二〇〇一年五月三十日，TVBO與AAPS及MBNS訂立函件協議，據此，協議中之條款作出多項變動，其中包括應付服務費用，擴展節目經銷地域至汶萊，若干與伸展服務予酒店及商業用戶及更換節目有關之安排。TVBO於二〇〇一年內之累算收入爲港幣38,403,000元。

15) 於二〇〇一年五月三十日，TVBO就提供TVBS一Asia頻道予AAPS(其後AAPS再批分特許權予MBNS)，使MBNS由一九九九年十一月一日起至二〇〇一年九月三十日止可於馬來西亞及汶萊經銷TVBS一Asia頻道與MBNS及AAPS訂立協議。TVBO於二〇〇一年內之累算收入爲港幣14,748,000元。

16) 於二〇〇一年九月三十日，本公司兩家全資附屬公司一電視廣播(國際)及TVB Satellite TV Entertainment Limited (TVBSE)與MBNS訂立有條件之交易備忘錄，內容有關(i)電視廣播(國際)向MBNS批出有關於馬來西亞及汶萊之收費電視經銷若干華語節目之權利及(ii)TVBSE就若干電視頻道之廣告銷售及贊助事宜向MBNS提供由二〇〇一年十月一日起生效，爲期三年之服務。根據交易備忘錄，MBNS可將上述特許權利轉批予其聯屬公司或關連公司。電視廣播(國際)及TVBSE於二〇〇一年內賺收之收益爲港幣24,518,000元。

上市規則規定，交易備忘錄須取得獨立股東批准後，方可作實。本公司就部份須載入於寄發予股東通函內之商業敏感資料與聯交所上市委員會持不同觀點，現正在上訴，惟聯交所上市委員會未有決定。本公司已就押後寄發通函日期作出適當之報章公告。

發股資金收入使用

本公司於一九九九年四月三十日配售4.87%股份及於一九九九年五月四日認購20,355,000股新股所得款項之淨額爲港幣603,000,000元。港幣323,000,000元已於年內由上述款項提取作爲支付新電視城項目之建築工程費用。於二〇〇一年十二月三十一日，上述款項餘額港幣280,000,000元是以銀行存款及於二〇〇二年三月下旬到期之可靠債券組成。

購買、出售或贖回股份

本公司於年內並無贖回本公司任何普通股份。此外，本公司或其附屬公司於年內亦無購買或出售本公司任何普通股份。

主要供應商及客戶

本年度內，本集團從其五大供應商之購貨及向其五大客戶之銷售皆少於其總額之30%。

公司管理

除了獨立非執行董事因需按本公司章程輪值告退而未有指定之任期外，本公司並無任何董事覺察到有任何資料顯示本集團於年內未有遵從香港聯合交易所有限公司證券上市規則附錄14之最佳應用守則。

審核委員會

爲遵從香港聯合交易所有限公司上市規則附錄14所規定的最佳應用守則，本公司之審核委員會已於一九九九年一月一日成立，並採納由香港會計師公會印發之「成立審核委員會指引」所列明之職權範圍。

審核委員會就本集團審計範圍內的事項擔任董事局與本公司核數師之間的重要橋樑。審核委員會亦負責檢討外部審核工作及內部管理的效率及風險管理。審核委員會由兩位獨立非執行董事組成，分別是利榮森先生及李達三博士。在這個財政年度內已舉行過兩次會議。

核數師

本年度帳目已經由羅兵咸永道會計師事務所審核，該核數師任滿告退，但表示願意應聘連任。羅兵咸永道會計師事務所於一九九九年繼羅兵咸會計師事務所與永道會計師事務所合併後取代羅兵咸會計師事務所。

承董事局命

邵逸夫
行政主席

香港，二〇〇二年三月二十七日

五年財政回顧

	1997	1998	1999	2000	2001
營業額(港幣百萬元)	3,311	3,350	3,252	3,490	3,265
除稅前溢利(港幣百萬元)	711	469	571	889	670
稅項(港幣百萬元)	114	79	79	141	111
股東應佔溢利(港幣百萬元)	599	403	506	774	596
每股盈利(港幣元)	1.43*	0.96*	1.17*	1.77	1.36
固定資產(港幣百萬元)	566	656	701	992	1,654
共同控制實體(港幣百萬元)	–	124	111	107	105
聯營公司(港幣百萬元)	5	1	10	16	19
在證券之投資(港幣百萬元)	9	9	72	48	5
承資公司借款(港幣百萬元)	26	22	24	11	11
流動資產(港幣百萬元)	2,139	1,916	2,670	3,010	2,434
流動負債(港幣百萬元)	(831)	(766)	(884)	(1,077)	(957)
	1,914	1,962	2,704	3,107	3,271
股本(港幣百萬元)	21	21	22	22	22
儲備(港幣百萬元)	1,789	1,796	2,543	2,962	3,122
股東權益(港幣百萬元)	1,810	1,817	2,565	2,984	3,144
少數股東權益(港幣百萬元)	61	47	44	45	2
長期負債(港幣百萬元)	34	86	95	78	72
遞延稅項(港幣百萬元)	9	12	–	–	53
	1,914	1,962	2,704	3,107	3,271

上述報表之若干數字，因採納由香港會計師公會頒布之會計準則第9號(經修訂)：「資產負債表日後事項」，而須重新編制以反映此會計政策上之改變。

* *每股盈利乃按照已發行普通股之加權平均數計算。*

核數師報告書

致電視廣播有限公司*(於香港註冊成立之有限公司)*全體股東

本核數師已完成審核第94至第132頁之帳目，該等帳目乃按照香港普遍採納之會計原則編制。

董事及核數師各自之責任

香港公司條例規定董事須編制眞實兼公平之帳目。在編制該等眞實兼公平之帳目時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等帳目作出獨立意見，並向股東報告。

意見之基礎

本核數師已按照香港會計師公會所頒布之核數準則進行審核工作。審核範圍包括以抽查方式查核與帳目所載數額及披露事項有關之憑證，亦包括評審董事於編制帳目時所作之重大估計和判斷，所採用之會計政策是否適合貴公司與貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認爲必需之資料及解釋爲目標，以便獲得充分憑證，就該等帳目是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等帳目所載之資料在整體上是否足夠。本核數師相信我們之審核工作已爲下列意見提供合理之基礎。

意見

本核數師認爲，上述之帳目足以眞實兼公平地顯示貴公司與貴集團於二〇〇一年十二月三十一日結算時之財務狀況，及貴集團截至該日止年度之溢利及現金流量，並按照香港公司條例妥爲編制。

羅兵咸永道會計師事務所
香港執業會計師

香港，二〇〇二年三月二十七日

綜合損益帳

截至二〇〇一年十二月三十一日止年度

	附註	2001	經重列 2000
		港幣千元	港幣千元
營業額	2	**3,264,630**	3,489,941
銷售成本		**(1,669,684)**	(1,674,110)
毛利		**1,594,946**	1,815,831
其他收益	2	**83,173**	108,679
銷售及分銷成本		**(450,703)**	(490,052)
總務及行政開支		**(519,311)**	(529,234)
其他經營開支		**(3,460)**	(14,439)
政府專利稅	3	**–**	(104,717)
視作出售附屬公司權益之收益	3	**–**	129,393
經營溢利	3	**704,645**	915,461
融資成本	6	**(23,163)**	(20,929)
應佔溢利減虧損			
共同控制實體		**(16,154)**	(10,806)
聯營公司		**4,942**	5,633
除稅前溢利		**670,270**	889,359
稅項	8	**(111,133)**	(140,626)
除稅後溢利		**559,137**	748,733
少數股東權益		**37,113**	25,418
股東應佔溢利	9	**596,250**	774,151
股息	10	**416,100**	416,100
每股盈利	11	**港幣1.36元**	港幣1.77元

綜合資產負債表

二○○一年十二月三十一日結算

	附註	2001 港幣千元	經重列 2000 港幣千元
固定資產	12	**1,653,700**	991,768
共同控制實體	14	**104,753**	107,184
聯營公司	15	**19,247**	15,847
在證券之投資	16	**4,550**	47,956
承資公司借款	17	**10,824**	11,485
流動資產			
節目及影片版權		**532,481**	457,827
盤存	18	**24,837**	56,308
貿易應收款及其他應收款、預付款及按金	19	**1,146,967**	1,108,548
在證券之投資	16	**49,825**	61,405
抵押銀行存款	21	**7,134**	5,850
現金及銀行結存		**673,062**	1,319,580
遞延稅項	26	**–**	776
		2,434,306	3,010,294
流動負債			
貿易應付款及其他應付款及應計費用	20	**692,005**	727,112
短期貸款	22	**175,947**	190,234
銀行透支	21	**37,579**	47,392
長期負債之一年內應償還額	25	**20,911**	18,577
稅項		**30,089**	79,367
應計政府專利稅		**–**	14,902
		956,531	1,077,584
流動資產淨額		**1,477,775**	1,932,710
		3,270,849	3,106,950
資金來源：			
股本	23	**21,900**	21,900
儲備	24	**3,122,201**	2,961,508
股東權益		**3,144,101**	2,983,408
少數股東權益		**2,068**	45,256
長期負債	25	**72,242**	78,286
遞延稅項	26	**52,438**	–
		3,270,849	3,106,950

費道宜
董事

邵逸夫
董事

資產負債表

二○○一年十二月三十一日結算

	附註	2001 港幣千元	經重列 2000 港幣千元
固定資產	12	1,133,411	394,060
附屬公司	13	758,476	663,391
在證券之投資	16	–	46,415
流動資產			
節目及影片版權		464,632	386,009
盤存		6,674	10,340
貿易應收款及其他應收款、預付款及按金	19	714,813	663,907
在證券之投資	16	49,825	61,405
現金及銀行結存		414,315	1,091,111
		1,650,259	2,212,772
流動負債			
貿易應付款及其他應付款及應計費用	20	308,041	282,657
稅項		21,441	65,347
應計政府專利稅		–	14,902
		329,482	362,906
流動資產淨額		1,320,777	1,849,866
		3,212,664	2,953,732
資金來源：			
股本	23	21,900	21,900
儲備	24	3,131,519	2,924,362
股東權益		3,153,419	2,946,262
遞延稅項	26	59,245	7,470
		3,212,664	2,953,732

費道宜
董事

邵逸夫
董事

綜合現金流量表

截至二〇〇一年十二月三十一日止年度

	附註	2001 港幣千元	2000 港幣千元
營業所得之現金流入淨額	31(a)	710,024	959,085
投資回報及融資成本			
收取利息		51,566	80,358
支付利息		(28,580)	(33,346)
派發股息		(416,100)	(350,400)
投資回報及融資成本之現金流出淨額		(393,114)	(303,388)
稅項			
支付香港利得稅		(96,828)	(101,073)
支付海外稅項		(10,491)	(5,042)
支付稅項		(107,319)	(106,115)
投資業務			
購買固定資產		(881,291)	(479,205)
在證券之投資		(3,009)	(29,420)
贖回在證券之投資		58,073	64,869
(增加)/提取超過三個月到期之銀行存款		(38)	101,155
貸款予承資公司/一共同控制實體		(10,536)	(8,388)
在一共同控制實體之投資		(12,800)	(1,365)
出售固定資產		3,577	2,737
投資業務之現金流出淨額		(846,024)	(349,617)
融資前之現金(流出)/流入淨額		(636,433)	199,965
融資	31(b)		
少數股東投入之資本		–	154,740
長期銀行貸款		20,972	–
融資租賃承擔		765	–
短期貸款		91,592	66,908
償還長期銀行貸款、其他貸款、應付票據及融資租賃承擔		(16,710)	(17,410)
償還短期貸款		(66,908)	(75,781)
抵押銀行存款		(1,284)	(5,850)
融資現金流入淨額		28,427	122,607
(減少)/增加現金及現金等價物		(608,006)	322,572
一月一日之現金及現金等價物		1,147,688	819,621
匯兌差異		10,234	5,495
十二月三十一日之現金及現金等價物		549,916	1,147,688

	附註	2001	2000
		港幣千元	港幣千元
現金及現金等價物結餘之分析			
現金及銀行結存		671,850	1,318,406
銀行透支		(37,579)	(47,392)
須於三個月內償還之短期貸款		(84,355)	(123,326)
		549,916	1,147,688

綜合已確認損益報表

截至二〇〇一年十二月三十一日止年度

	附註	2001 港幣千元	2000 港幣千元
附屬公司、共同控制實體及聯營公司 換算外幣所產生之匯兌差異	24	(19,457)	(5,075)
未於損益帳確認之虧損淨額		(19,457)	(5,075)
本年度溢利		596,250	774,151
已確認損益總額		576,793	769,076

帳目附註

1 主要會計政策

編制此等帳目所採用之主要會計政策如下：

(a) 編制基準

本帳目乃按照香港普遍採納之會計原則及香港會計師公會頒布之準則編制。帳目並依據歷史成本常規法編制。

於本年度，本集團採納下列由香港會計師公會頒布之會計準則，該等會計準則於二〇〇一年一月一日或以後開始之會計期間生效：

會計準則第 9 號(經修訂)	：「資產負債表日後事項」
會計準則第 14 號(經修訂)	：「租賃」(於二〇〇〇年七月一日或以後開始之會計期間生效)
會計準則第 26 號	：「分部報告」
會計準則第 28 號	：「準備、或然負債和或然資產」
會計準則第 30 號	：「企業合併」
會計準則第 31 號	：「資產減值」
會計準則第 32 號	：「綜合財務報表和對附屬公司投資之會計處理」

採納會計準則第 9 號(經修訂)之影響載於以下會計政策附註 1(q)。

因應會計準則第 14 號(經修訂)披露規定之改變，經營租賃承擔資料之披露亦作出相應更改，詳情載於財務報表附註 29。

會計準則第 26 號之主要影響是在於額外分部資料之披露，這些資料已包括在財務報表附註 2 內。

採納會計準則第 28 號、會計準則第 30 號、會計準則第 31 號及會計準則第 32 號對財務報表沒有重大影響。

(b) 集團會計

(i) 綜合帳目

綜合帳目包括本公司及各附屬公司截至十二月三十一日止之帳目。附屬公司指本集團控制董事會之組成、超過半數投票權或持有過半數發行股本之公司。

在年內購入或售出之附屬公司，其業績由收購生效日起計或計至出售生效日止列入綜合損益帳內。

所有本集團內公司間之重大交易及結餘已於綜合帳目時對銷。

出售附屬公司之收益或虧損指出售所得之收入與本集團應佔該公司資產淨值之差額，連同之前並未在綜合損益帳內支銷或入帳之任何未攤銷商譽或負商譽，或已在儲備記帳之商譽／負商譽。

少數股東權益指外界股東在附屬公司之經營業績及資產淨值中擁有之權益。

在本公司之資產負債表內，附屬公司之投資以成本值扣除減值虧損準備入帳。本公司將附屬公司之業績按已收及應收股息入帳。

(ii) 共同控制實體

共同控制實體指本集團與其他人士以合約協議方式共同進行經濟活動，該活動受雙方共同控制，任何一方均沒有單方面之控制權。

綜合損益帳包括本集團應佔共同控制實體本年度業績，而綜合資產負債表則包括本集團應佔共同控制實體之資產淨值及收購產生之商譽／負商譽(扣除累計攤銷)。

1 主要會計政策（續）

(iii) 聯營公司

聯營公司爲附屬公司以外，本集團持有其股權作長期投資，並對其管理具有重大影響力之公司。

綜合損益帳包括本集團應佔聯營公司之本年度業績，而綜合資產負債表則包括本集團應佔聯營公司之資產淨值及收購產生之商譽／負商譽(扣除累計攤銷)。

當在聯營公司之投資帳面值到達零，便不再採用權益會計法，除非本集團就該聯營公司已產生承擔或有擔保之承擔。

(iv) 外幣換算

以外幣爲本位之交易，均按交易當日之匯率折算。於結算日以外幣顯示之貨幣資產與負債則按結算日之匯率折算。由此產生之匯兌差異均計入損益帳。

附屬公司、共同控制實體及聯營公司之外幣帳目均按結算日之匯率折算。兌換附屬公司、共同控制實體及聯營公司的淨投資及屬資本性質的集團內公司往來結存所產生之匯兌差異則作儲備變動入帳。

(c) 商譽

商譽指收購成本超出於收購日本集團應佔所收購附屬公司、共同控制實體及聯營公司淨資產公平值之數額。

於二〇〇一年一月一日前產生之收購商譽於儲備中撇銷。本集團利用會計準則第30號1(a)之過渡性條款，已在儲備撇銷之商譽並無重列。

出售某實體之損益包括與所出售實體有關商譽之未攤銷結餘，或倘若於二〇〇一年一月一日前進行收購，則包括已於儲備中撇銷但之前並未於損益帳變現之有關商譽。

本集團於二〇〇一年一月一日或之後沒有主要策略性的收購。

(d) 固定資產

(i) 在建工程

在建工程按成本包括直接費用資本化扣除董事局認爲有需要之累積減值虧損後列帳。在建工程不作折舊準備。

(ii) 其他固定資產

其他固定資產(即租賃房屋裝修、器材設備、傢具及裝置)以成本值減累積折舊及累積減值虧損後列帳。

永久業權土地不作折舊，其他固定資產則以直線法於其估計可用年限內將其成本值減累積減值虧損撇銷。主要之折舊年率如下：

樓宇	2.5% – 5%
租賃房屋裝修	以剩餘租期計算
廣播及轉播器材	7% – 20%
傢具、裝置及器材	10% – 33.3%
車輛	10% – 25%

裝修改良支出均資本化，並按其對本集團之預計可用年期折舊。

1　主要會計政策（續）

(iii) 減值與出售盈虧

在每年結算日，均須研究內外資訊以評估在建工程及其他固定資產項內之資產是否出現減值。如有跡象顯示資產出現減值，則估計資產之可收回價值，及(如適用)將減值虧損入帳以將資產減至其可收回價值。此等減值虧損在損益帳入帳，但假若資產乃按估值列帳，而減值虧損不超過該資產之重估盈餘，則在此情況下視爲重估減值。

出售固定資產(在建工程除外)之收益或虧損指出售所得收入淨額與資產帳面值之差額，並於損益帳入帳。任何屬於有關資產之重估儲備結餘均轉撥至保留盈餘，並列作儲備變動。

(iv) 融資租賃之資產

「融資租賃」是指將擁有資產之風險及回報基本上全部轉讓予本集團之租賃。融資租賃在開始時按租賃資產之公平值或最低租賃付款之現值(以較低者爲準)撥充資本。每期租金均分攤爲資本及財務費用，以達到資本結欠額之常數比率。相應租賃承擔在扣除財務費用後計入長期負債內。財務費用於租約期內在損益帳中支銷。

以融資租賃持有之資產按資產之估計可用年限或租約期(以較短者爲準)計算折舊。

(e) 在證券之投資

(i) 持至到期日之證券

持至到期日之證券在資產負債表內按成本值加/減任何截至該日止已攤銷之折讓/溢價。折讓或溢價按截至到期日之期間攤銷，並在損益帳中列作利息收益／支出項目。如出現非短期性之減值，將撥出準備。

個別持至到期日之證券之帳面值均於結算日檢討，以評估有關之信貸風險及其帳面值能否收回。倘若預期帳面值無法收回，則作出撥備，並在損益帳列帳。

(ii) 投資證券

投資證券按成本值減任何減值虧損準備列帳。

個別投資之帳面值在每個結算日均作檢討，以評估其公平值是否已下跌至低於其帳面值。假如下跌並非短期性，則有關證券之帳面值須削減至其公平值。減值虧損在損益帳中列作開支。當引致撇減或撇銷之情況及事件不再存在，而有可信證據顯示新的情況和事件會於可預見將來持續，則將此項減值虧損撥回損益帳。

(f) 節目及影片版權

節目按成本減開支及董事局認爲需要之準備後列帳。成本包括直接開支及應佔部份之製作費用。節目成本除若干衛星頻道的節目外，會於首次播映時全部支銷，而衛星頻道的節目則根據董事局認爲合理之一條公式，按其播放次數(最多播放三次)支銷其成本。

影片版權按成本減開支及董事局認爲需要之準備後列帳。影片版權則根據一條公式按其協議可播映之次數支銷其成本。

(g) 盤存

盤存包括解碼器材、錄影帶、影像光碟及消耗性供應品，按成本或可變現淨值二者以較低者入帳。影像光碟之成本以加權平均法計算而其他盤存之成本以先進先出法計算。可變現淨值乃按預計售價扣除估計銷售費用計算。

(h) 貿易應收款

凡被視爲屬呆帳之貿易應收款，均提撥準備。在資產負債表內列帳之貿易應收款已扣除有關之準備金。

(i) 現金及現金等價物

現金及現金等價物按成本在資產負債表內列帳。在現金流量表中，現金及現金等價物包括手頭現金、銀行通知存款及於購入後三個月內到期之現金投資及銀行透支。

1 主要會計政策（續）

(j) 或然負債

或然負債指因爲過往事件而可能引起之承擔，而其存在只能就本集團控制範圍以外之一宗或多宗不確定未來事件之出現而確認。或然負債亦可能是因爲過往事件引致之現有承擔，但由於可能不需要有經濟資源流出，或承擔金額未能可靠衡量而未有記帳。

或然負債不會確認，但會在帳目附註中披露。假若資源流出之可能性改變導致可能出現資源流出，則確認爲負債。

(k) 遞延稅項

遞延稅項乃爲計算應課稅溢利及帳目內所述溢利之時差而按現行稅率作出準備，並預料此等負債或資產需於可預見將來支付或收取。

(l) 收入之記帳

扣除佣金後之廣告收益會於廣告播出後入帳。

銷售節目版權之收益根據合約條款決定以合約時限平均攤分或在交付有關節目時入帳。

經營衛星及收費電視網絡的用戶收費於應收之期間內入帳。

租賃錄影帶及銷售雜誌之收益在交付貨品時入帳。銷售動畫製作之收益根據動畫節目之完成階段累積入帳。衛星訊號上傳、放送及其他服務之收益在提供服務時入帳。

股息收入在收取股息之權利確定時入帳。

利息收入在考慮未償還本金額及適用利率後按時間比例確認。

(m) 經營租賃

「經營租賃」是指擁有資產之風險及回報基本上全部由出租公司保留之租賃。根據經營租賃付出之款項在扣除出租公司付予之任何獎勵金後，於租賃期內以直線法在損益帳中支銷。

(n) 退休金成本

本集團爲合資格之香港僱員／成員提供供款予強積金計劃，供款額作爲費用支銷。

除台灣外，爲部份海外員工而設之退休計劃皆爲界定供款計劃，其供款率則視當地慣例及規例而定。而台灣員工則爲界定利益退休計劃之成員。本集團予界定利益計劃之全年供款是根據獨立精算師就如何提供資金所作出之建議而釐定，而員工毋須供款。所有計劃之成本均於有關期間自損益帳中支銷。

(o) 借貸成本

凡直接與購置、興建或生產某項資產(該資產必須經過頗長時間籌備以作預定用途或出售)有關之借貸成本，均資本化爲資產之部份成本。所有其他借貸成本均於發生之年度內在損益帳支銷。

(p) 分部報告

按照本集團之內部財務報告，本集團已決定將業務分部資料作爲主要報告形式，而地區分布資料則以次要報告形式呈列。

分部資產主要包括固定資產、盤存、應收款項及經營現金，不包括之項目主要爲在證券之投資。分部負債指經營負債，而不包括例如稅項及借款。資本開支包括固定資產(附註 12)的添置。

至於地區分部報告，銷售額乃按照客戶所在國家計算。總資產及資本開支按資產所在地計算。

1 主要會計政策（續）

(q) 股息

按照經修訂之會計準則第9號，本集團及本公司於結算日後應收股息或擬派或宣派之股息不再於結算日確認為資產或負債。此項會計政策之變更已追溯至往年度，故比較數字已重新列帳，以符合經修訂之政策。

如附註24所詳述，此項改變導致二〇〇一年一月一日本集團之期初保留盈餘增加了港幣328,500,000元(二〇〇〇年一月一日：港幣262,800,000元)，此乃二〇〇〇年(一九九九年)度擬派末期股息準備之撥回數額，雖然有關股息於結算日後始作宣派，惟過往於二〇〇〇年十二月三十一日(一九九九年十二月三十一日)入帳列為負債。

如附註24所詳述，此項改變導致二〇〇一年一月一日本公司之期初保留盈餘增加了港幣289,504,000元(二〇〇〇年一月一日：港幣182,596,000元)，此乃(i)二〇〇〇年應收附屬公司股息之撥回數額為港幣38,996,000元(一九九九年為港幣80,204,000元)，惟過往於二〇〇〇年十二月三十一日(一九九九年十二月三十一日)入帳列為資產及(ii)二〇〇〇年度擬派末期股息準備之撥回數額為港幣328,500,000元(一九九九年為港幣262,800,000元)，雖然有關股息於結算日後始作宣派，惟過往於二〇〇〇年十二月三十一日(一九九九年十二月三十一日)入帳列為負債。

2 營業額、收益及分部資料

本集團之主要業務為免費電視廣播及節目製作、節目發行及分銷、海外衛星收費電視業務、頻道業務及其他相關業務。

營業額包括扣除佣金後之廣告淨收入、版權收益、訂戶收費、與及來自衛星訊號上傳及放送服務、錄影帶租賃、銷售動畫產品及雜誌之收益。

其他收益包括利息收入、廣告製作收入、商品推銷收入、經理人收費、服務收費及設施租賃收費。

於本年度入帳的各項主要收益如下：

	2001 港幣千元	2000 港幣千元
營業額		
扣除佣金後之廣告淨收入	2,460,850	2,811,543
版權收益	471,194	334,006
訂戶收費	240,087	186,385
其他	109,186	167,820
	3,281,317	3,499,754
減：預扣稅項	(16,687)	(9,813)
	3,264,630	3,489,941
其他收益		
利息收入	49,868	82,030
其他	33,305	26,649
	83,173	108,679
總收益	3,347,803	3,598,620

2 營業額、收益及分部資料（續）

主要報告形式 — 業務分部資料

本集團於世界各地經營五項主要業務分部：

免費電視廣播 — 免費播放電視節目及招收廣告及節目製作
節目發行及分銷 — 提供電視節目予家庭錄影帶市場及海外電視業者
海外衛星收費電視業務 — 提供衛星收費電視服務予美國、歐洲及澳洲之訂戶
頻道業務 — 於中國、台灣及其他地方編制及分銷電視頻道
其他業務 — 動畫製作、商品分銷服務、互聯網入門網、雜誌出版、衛星訊號上傳及放送服務及其他有關服務

本集團分部之間交易主要包括節目及影片版權發行及提供服務。節目及影片版權發行之條款與第三方訂立之條款相似。提供服務之收費是以成本加成法計算或與第三方訂立之條款相似。

次要報告形式 — 地區分部資料

雖然本集團五項業務分部在世界各地經營，但銷售額來自七個主要地區：

香港 — 免費電視廣播及節目製作、互聯網入門網及雜誌出版
台灣 — 有線電視頻道服務
美國及加拿大 — 電視節目發行及分銷及衛星收費電視業務
澳洲 — 電視節目發行及分銷及衛星收費電視業務
歐洲 — 電視節目發行及分銷及衛星收費電視業務
中國 — 電視節目發行及分銷及衛星電視頻道服務
其他國家（主要爲馬來西亞及新加坡）— 主要爲電視節目發行及分銷

地區分部之間並無任何銷售。

2 營業額、收益及分部資料（續）

主要報告形式 — 業務分部資料

	免費電視廣播	節目發行及分銷	海外衛星收費電視業務	頻道業務	其他業務	抵銷	集團總額
	2001	2001	2001	2001	2001	2001	2001
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
營業額(附註)							
對外之銷售	2,027,515	455,730	162,556	491,287	127,542	–	3,264,630
分部間之銷售	1,169	119,335	5,075	13,418	49,527	(188,524)	–
	2,028,684	575,065	167,631	504,705	177,069	(188,524)	3,264,630
分部業績(附註)	687,324	282,915	(98,880)	(133,700)	(35,586)	2,572	704,645
融資成本							(23,163)
應佔溢利減虧損							
共同控制實體	–	–	–	(9,857)	(6,297)		(16,154)
聯營公司	–	–	–	4,942	–		4,942
除稅前溢利							670,270
稅項							(111,133)
除稅後溢利							559,137
少數股東權益							37,113
股東應佔溢利							596,250
分部資產	2,733,845	264,778	129,782	556,397	205,270		3,890,072
共同控制實體投資	–	–	–	80,816	23,937		104,753
聯營公司投資	–	–	–	19,247	–		19,247
在證券之投資	49,825	3	–	3,009	1,538		54,375
承資公司借款	–	10,824	–	–	–		10,824
未分配資產							148,109
總資產							4,227,380
分部負債	308,041	103,777	89,422	183,236	45,108		729,584
未分配負債							351,627
總負債							1,081,211
資本開支	812,987	2,574	15,016	15,321	41,635		887,533
折舊	72,633	6,903	16,660	52,796	24,676		173,668

附註：上述業務分部包括部份正值起動階段之業務(即開始商業營運不多於五年)而其各自之營業額及業績分析如下：

營業額	–	–	90,333	25,692	76,280		192,305
經營虧損	–	–	(92,098)	(86,537)	(43,650)		(222,285)

2 營業額、收益及分部資料(續)

主要報告形式 — 業務分部資料(續)

	免費電視廣播	節目發行及分銷	海外衛星收費電視業務	頻道業務	其他業務	抵銷	集團總額
	2000	2000	2000	2000	2000	2000	2000
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
營業額(附註)							
對外之銷售	2,262,736	341,494	121,216	607,996	156,499	-	3,489,941
分部間之銷售	2,997	109,560	2,750	3,005	37,725	(156,037)	-
	2,265,733	451,054	123,966	611,001	194,224	(156,037)	3,489,941
分部業績(附註)	827,276	143,377	(72,110)	(91,966)	(18,835)	(1,674)	786,068
視作出售附屬公司權益之收益							129,393
融資成本							(20,929)
應佔溢利減虧損							
共同控制實體	-	-	-	(8,030)	(2,776)		(10,806)
聯營公司	-	(220)	-	5,853	-		5,633
除稅前溢利							889,359
稅項							(140,626)
除稅後溢利							748,733
少數股東權益							25,418
股東應佔溢利							774,151
分部資產	2,545,426	192,090	162,141	702,650	266,621		3,868,928
共同控制實體投資	-	-	-	100,207	6,977		107,184
聯營公司投資	-	-	-	15,847	-		15,847
在證券之投資	107,820	3	-	-	1,538		109,361
承資公司借款	-	11,485	-	-	-		11,485
未分配資產							71,729
總資產							4,184,534
分部負債	297,559	100,317	96,802	240,877	53,851		789,406
未分配負債							366,464
總負債							1,155,870
資本開支	186,405	8,249	59,663	139,931	97,509		491,757
折舊	97,322	9,782	10,513	51,923	17,471		187,011

附註:上述業務分部包括部份正值起動階段之業務(即開始商業營運不多於五年)而其各自之營業額及業績分析如下:

	免費電視廣播	節目發行及分銷	海外衛星收費電視業務	頻道業務	其他業務	抵銷	集團總額
營業額	-	-	18,832	5,336	63,427		87,595
經營虧損	-	-	(71,870)	(99,193)	(51,762)		(222,825)

2 營業額、收益及分部資料（續）

次要報告形式 — 地區分部資料

	營業額	分部業績	總資產	資本開支
	2001	2001	2001	2001
	港幣千元	港幣千元	港幣千元	港幣千元
香港	2,120,443	646,485	2,941,810	857,013
台灣	498,213	(34,098)	516,015	13,915
美國及加拿大	188,881	10,888	134,073	6,648
澳洲	30,535	(52,666)	34,853	4,911
歐洲	85,627	5,082	46,401	3,812
中國	72,190	20,233	38,420	1,234
其他國家	268,741	108,721	178,464	–
	3,264,630	704,645	3,890,036	887,533
共同控制實體投資			104,753	
聯營公司投資			19,247	
在證券之投資			54,375	
承資公司借款			10,824	
未分配資產			148,145	
總資產			4,227,380	

	營業額	分部業績	總資產	資本開支
	2000	2000	2000	2000
	港幣千元	港幣千元	港幣千元	港幣千元
香港	2,333,071	778,285	2,805,772	289,593
台灣	636,843	(3,695)	677,134	139,870
美國及加拿大	138,664	22,455	178,367	47,624
澳洲	24,335	(45,711)	43,471	3,022
歐洲	87,871	(7,842)	49,060	9,685
中國	47,576	12,080	18,894	1,749
其他國家	221,581	30,496	96,130	214
	3,489,941	786,068	3,868,828	491,757
視作出售附屬公司權益之收益		129,393		
經營溢利		915,461		
共同控制實體投資			107,184	
聯營公司投資			15,847	
在證券之投資			109,361	
承資公司借款			11,485	
未分配資產			71,829	
總資產			4,184,534	

3 經營溢利

(a) 經營溢利已計入及扣除下列項目：

	2001 港幣千元	2000 港幣千元
計入		
節目及影片版權準備之撇回	13,900	14,566
扣除		
核數師酬金	2,472	2,587
節目、影片版權及盤存成本	1,139,144	1,119,995
折舊－自置固定資產	173,413	187,011
折舊－租賃固定資產	255	-
出售固定資產虧損	12,342	2,311
經營租賃：		
－器材及轉發器	125,334	91,994
－土地及樓宇	118,640	121,012
投資證券減值準備	-	11,699
節目及影片版權準備	-	14,377
退休金成本(附註7)	80,191	56,977
職工成本	1,129,634	1,162,870

(b) 政府專利稅乃根據廣告收入並依據附於電視(修訂)條例第41條之稅率課稅至二〇〇〇年七月六日止。其後此專利稅已不需再支付。

(c) 視作出售附屬公司權益之收益是由於一附屬公司以溢價配發新普通股予其少數股東，引致本公司對某些全資附屬公司之實際權益被攤薄所得。詳情已於本公司在一九九九年十一月十二日刊登之公布內提及。

4 董事酬金

	2001 港幣千元	2000 港幣千元
董事袍金	3,623	3,596
酌情發放之花紅	1,500	2,000
爲一董事作出之退休金供款	240	20
	5,363	5,616

董事酬金內已包括支付予獨立非執行董事之酬金爲港幣133,000元(2000：港幣135,000元)。

支付董事之酬金總額詳情分析如下：

酬金組別	**按酬金組別計算之董事人數** 2001	2000
港幣 0元－港幣1,000,000元	8	9
港幣4,000,001元－港幣4,500,000元	1	-
港幣4,500,001元－港幣5,000,000元	-	1
	9	10

羅仲炳先生於年內放棄公司給予之董事及行政委員會成員酬金爲數達港幣85,000元(2000：港幣85,000元)。

5　五位最高薪酬人士

本年度本集團內五名最高薪酬人士包括一位(2000：一位)董事之酬金已如上分析。其餘四位(2000：四位)最高薪酬人士之酬金詳情如下：

	2001 港幣千元	2000 港幣千元
薪金及津貼	13,530	13,230
花紅	2,746	4,313
退休金供款	1,028	540
	17,304	18,083

酬金組別	按酬金組別計算之人士人數 2001	2000
港幣3,500,001元－港幣4,000,000元	2	2
港幣4,000,001元－港幣4,500,000元	1	1
港幣5,500,001元－港幣6,000,000元	1	–
港幣6,000,001元－港幣6,500,000元	–	1
	4	4

6　融資成本

	2001 港幣千元	2000 港幣千元
銀行透支、銀行貸款及其他貸款之利息		
－須於五年內全部償還	19,572	21,983
－毋須於五年內全部償還	3,539	4,103
融資租賃之利息部份	52	–
已支付地價之利息	6,242	7,395
借貸成本總額	29,405	33,481
減： 在建工程及其他固定資產資本化之數額	(6,242)	(12,552)
	23,163	20,929

在建工程及其他固定資產資本化之借貸成本之資本化比率爲每年6.75%(2000:介乎每年5.80%至8.44%)。

7 退休金成本

(a) 所有香港之長期職員、臨時職員、以個人名義簽約的全職藝員(不包括歌星及以部頭簽約的藝員),而其服務期限滿六十日或以上者(統稱「合資格人士」)都合資格加入強積金計劃。

本集團爲長期及臨時職員作出之強積金計劃供款包括強制性及自願性供款兩部份。強制性供款是以個別職員「有關入息」之5%計算,但設上限每月爲港幣1,000元,而自願性供款則以個別職員基本月薪之10%減去強制性供款計算。本集團爲全職藝員的供款以藝員「有關入息」之5%計算,但設上限每月爲港幣1,000元。「有關入息」包括薪金、工資、有薪假期、費用、佣金、花紅、酬金及津貼(不包括房屋津貼/福利、任何補償金及長期服務金)。所有合資格人士而其「有關入息」每月爲港幣4,000元或以上者,須將其「有關入息」之5%,或爲每月以港幣1,000元爲上限作強制性供款。合資格人士亦可在強制性供款以外,選擇作出自願性供款。

合資格人士在全數享有強積金計劃供款前離職,僱主自願性供款會根據歸屬比例退還予本集團。

沒收之供款合共港幣4,685,000元(2000:無)已於年內全部應用。

須於年結日支付予強積金計劃之供款爲港幣6,824,000元(2000:港幣6,638,000元),並列於應付帳款內。

(b) 除台灣外,爲部份海外員工而設之退休計劃皆爲界定供款計劃,其供款率則視當地慣例及規例而定。

(c) 本集團根據台灣有關法例設有一界定利益退休計劃,爲當地合資格之員工提供福利。本集團有責任確保退休計劃具有足夠資金支付退休金。本集團爲這計劃作出符合法例最低要求之供款而員工毋須供款。此計劃之資產與本集團之資產分開持有,並透過中央信託基金用作投資。

最近一次精算評估已於二〇〇一年十二月三十一日由獨立精算師採用預定單位貸記成本法完成。退休計劃採用下列主要假設作估值:每年投資回報率爲4.00%,平均賠償率每年增加3.00%及平均折現率爲每年4.25%。最近一次精算評估顯示截至二〇〇一年十二月三十一日止,計劃之資產公平價值爲港幣8,221,000元,約可涵蓋64%預計利益。應付予計劃之供款不足額港幣6,224,000元(2000:港幣6,244,000)已累計爲退休計劃負債。

8 稅項

香港利得稅乃按照本年度估計應課稅溢利以稅率16%(2000:16%)提撥準備。海外利得稅則按照本年度估計應課稅溢利依本集團經營業務地區之現行稅率計算。

在綜合損益帳支銷之稅項如下:

	2001 港幣千元	2000 港幣千元
香港利得稅	**94,493**	129,350
海外稅項	**8,369**	10,914
往年度準備剩餘	**(44,821)**	(1,602)
遞延稅項(附註26)	**53,092**	1,964
	111,133	140,626

遞延稅項於年內並無重大而未作出準備/未確認之潛在負債/資產(2000:無)。

9 股東應佔溢利

爲數港幣623,257,000元(2000經重列:港幣813,219,000元)之股東應佔溢利經列入公司帳目內計算。

10 股息

	2001 港幣千元	2000 港幣千元
已派中期股息每普通股港幣0.20元(2000:港幣0.20元)	**87,600**	87,600
擬派末期股息每普通股港幣0.75元(2000:港幣0.75元)	**328,500**	328,500
	416,100	416,100

附註:

(a) 過往於結算日後擬派及宣派但在截至一九九九年及二〇〇〇年十二月三十一日止年度計算入帳之末期股息分別爲港幣262,800,000元及港幣328,500,000元。根據本集團之新會計政策(見附註1(q)),此等數額已於二〇〇〇年及二〇〇一年一月一日之期初儲備中撥回(見附註24),並於建議派發股息之期間扣除。

(b) 於二〇〇二年三月二十七日舉行之會議上,董事宣派末期股息每普通股港幣0.75元。此項擬派股息並無於本帳目中列作應付股息,惟將於截至二〇〇二年十二月三十一日止年度列作保留盈餘分派。

11 每股盈利

每股盈利乃按集團之股東應佔溢利港幣596,250,000元(2000:港幣774,151,000元)及截至二〇〇一年及二〇〇〇年十二月三十一日止年度已發行股份爲438,000,000股計算。

12 固定資產

(a) 本集團

	在建工程	土地及樓宇	租賃房屋裝修	廣播及轉播器材	傢具、裝置及器材	車輛	總數
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
成本							
二〇〇一年一月一日	216,236	149,722	253,488	1,247,629	308,967	35,944	2,211,986
匯兌差異	–	(10,492)	(7,631)	(32,033)	(3,877)	(981)	(55,014)
添置	765,679	482	1,706	95,073	21,019	3,574	887,533
轉帳	–	–	(22,875)	9,585	13,290	–	–
出售	–	–	(5,773)	(56,117)	(26,270)	(5,963)	(94,123)
二〇〇一年十二月三十一日	**981,915**	**139,712**	**218,915**	**1,264,137**	**313,129**	**32,574**	**2,950,382**
累積折舊							
二〇〇一年一月一日	–	6,777	171,696	793,775	221,614	26,356	1,220,218
匯兌差異	–	(359)	(2,212)	(13,257)	(2,638)	(534)	(19,000)
本年度折舊	–	2,280	12,053	121,150	33,913	4,272	173,668
轉帳	–	–	(2,860)	1,043	1,817	–	–
出售撥回	–	–	(1,398)	(51,827)	(19,662)	(5,317)	(78,204)
二〇〇一年十二月三十一日	**–**	**8,698**	**177,279**	**850,884**	**235,044**	**24,777**	**1,296,682**
帳面淨值							
二〇〇一年十二月三十一日	**981,915**	**131,014**	**41,636**	**413,253**	**78,085**	**7,797**	**1,653,700**
二〇〇〇年十二月三十一日	216,236	142,945	81,792	453,854	87,353	9,588	991,768

12 固定資產（續）

(a) 本集團（續）

附註：

(i) 於二〇〇一年十二月三十一日，傢具、裝置及器材租賃資產之帳面淨值爲港幣266,000元(2000：無)及車輛租賃資產之帳面淨值爲港幣186,000元(2000：無)。

(ii) 於二〇〇一年十二月三十一日，帳面淨值爲港幣114,789,000元(2000：港幣140,566,000元)之固定資產，已爲本集團之短期貸款及長期負債作抵押。

(iii) 在建工程之費用包括已支付在香港登記、租約期限介乎十至五十年，位於將軍澳第39地段的地價及於年結時尙未完成之樓宇發展開支。

(iv) 於二〇〇一年十二月三十一日，在建工程及其他固定資產之資本化利息分別爲港幣13,637,000元(2000:港幣7,395,000元)及港幣5,157,000元(2000:港幣5,157,000元)。

(v) 本集團在土地及樓宇之權益(按其帳面淨值)分析如下：

	2001 港幣千元	2000 港幣千元
在海外，永久業權	111,173	122,354
在香港，十至五十年租約	19,841	20,591
	131,014	142,945

(b) 本公司

	在建工程 港幣千元	租賃房屋裝修 港幣千元	廣播及轉播器材 港幣千元	傢具、裝置及器材 港幣千元	車輛 港幣千元	總數 港幣千元
成本						
二〇〇一年一月一日	216,236	147,180	694,166	203,116	24,479	1,285,177
添置	765,679	-	34,824	7,230	3,574	811,307
轉自附屬公司	-	-	-	1,680	-	1,680
出售	-	-	(8,236)	(3,272)	(2,966)	(14,474)
二〇〇一年十二月三十一日	981,915	147,180	720,754	208,754	25,087	2,083,690
累積折舊						
二〇〇一年一月一日	-	139,916	565,446	165,576	20,179	891,117
本年度折舊	-	2,422	49,896	17,338	2,977	72,633
出售撥回	-	-	(7,823)	(2,767)	(2,881)	(13,471)
二〇〇一年十二月三十一日	-	142,338	607,519	180,147	20,275	950,279
帳面淨值						
二〇〇一年十二月三十一日	981,915	4,842	113,235	28,607	4,812	1,133,411
二〇〇〇年十二月三十一日	216,236	7,264	128,720	37,540	4,300	394,060

附註：

(i) 在建工程之費用包括已支付在香港登記、租約期限介乎十至五十年，位於將軍澳第39地段的地價及於年結時尙未完成之樓宇發展開支。

(ii) 於二〇〇一年十二月三十一日，在建工程之資本化利息爲港幣13,637,000元(2000:港幣7,395,000元)。

13 附屬公司

	本公司	
	2001	2000
	港幣千元	港幣千元
非上市股份，按成本值	443	443
貸款予一附屬公司(附註a)	–	50,000
應收附屬公司帳款(附註b)	763,495	616,768
應付一附屬公司帳款(附註b)	(5,462)	(3,820)
	758,476	663,391

(a) 於二○○○年十二月三十一日，本公司持有一非全資附屬公司所開之承付票，隨著其將有關互聯網營運業務之資產及負債轉讓予本公司之一全資附屬公司後，非全資附屬公司所欠之貸款於二○○一年三月三十一日已被視作償還及全部支付。

(b) 應收或應付附屬公司之帳款爲無抵押、免息及無限定還款期。

附屬公司詳情列於附註34。

14 共同控制實體

	本集團	
	2001	2000
	港幣千元	港幣千元
應佔資產淨值	85,829	98,796
貸款予一共同控制實體(附註a)	18,924	8,388
	104,753	107,184
非上市股份，按成本值	160,565	147,765

(a) 共同控制實體之貸款爲無抵押、免息及無限定還款期。

(b) 共同控制實體詳情如下：

名稱	註冊地點	主要業務及經營地點	佔擁有權
星際傳播股份有限公司	台灣	衛星數碼電視廣播服務／台灣	40%
上海新視綫互动多媒体有限公司(前稱上海翡翠明珠互聯網絡科技有限公司)	中華人民共和國	互聯網入門網／中國	50%

15 聯營公司

	本集團	
	2001	2000
	港幣千元	港幣千元
應佔資產淨值	19,247	15,847
非上市股份，按成本值	32,634	32,634

聯營公司詳情如下：

名稱	註冊及營業地點	持有之已發行股份詳情	集團所佔權益	主要業務
TVB3 Network Company Limited	泰國	普通股每股泰幣10銖	40%	電視製作及提供節目服務
英特發股份有限公司	台灣	普通股每股新台幣10元	30%	出版雜誌

16 在證券之投資

	本集團		本公司	
	2001	2000	2001	2000
	港幣千元	港幣千元	港幣千元	港幣千元
持至到期日之債務證券(附註a)	49,825	107,820	49,825	107,820
投資證券(附註b)	4,550	1,541	–	–
	54,375	109,361	49,825	107,820
列爲流動資產之一年內到期金額	(49,825)	(61,405)	(49,825)	(61,405)
	4,550	47,956	–	46,415

以上項目之分析如下：

(a) 持至到期日之債務證券

	本集團 2001	本集團 2000	本公司 2001	本公司 2000
債務證券，按已攤銷值				
海外上市	49,825	107,820	49,825	107,820
列爲流動資產之一年內到期債務證券	(49,825)	(61,405)	(49,825)	(61,405)
	–	46,415	–	46,415
上市債務證券市值	50,099	105,922	50,099	105,922

(b) 投資證券

	本集團 2001	本集團 2000	本公司 2001	本公司 2000
股本證券，按成本值				
非上市	19,989	16,983	–	–
減：減值虧損準備	(15,439)	(15,442)	–	–
	4,550	1,541	–	–

17 承資公司借款

	本集團		本公司	
	2001	2000	2001	2000
	港幣千元	港幣千元	港幣千元	港幣千元
承資公司借款	48,869	49,007	–	–
減：準備	(38,045)	(37,522)	–	–
	10,824	11,485	–	–

承資公司之借款，除港幣6,275,000元(2000：港幣6,474,000元)之借款是附息並按加拿大最優惠利率加2%外，其他借款是無抵押、免息及無限定還款期。董事已就被視為未能收回之款項作出撥備。

18 盤存

於二〇〇一年十二月三十一日，所有盤存以成本列帳。而於二〇〇〇年十二月三十一日，以可變現淨值列帳之盤存帳面值為港幣10,645,000元。

19 貿易應收款及其他應收款、預付款及按金

	本集團		本公司	
	2001	2000	2001	2000
	港幣千元	港幣千元	港幣千元	港幣千元
應收款:				
共同控制實體	–	302	–	–
聯營公司	2,257	2,386	–	–
承資公司	275	3,415	–	–
有關連人士	15,763	–	–	–
貿易應收款(附註)	1,008,866	967,354	654,332	634,363
減:呆帳準備	(72,891)	(77,234)	(38,835)	(40,195)
預付款、按金及其他應收款	192,697	212,325	99,316	69,739
	1,146,967	1,108,548	714,813	663,907

附註： 本集團採取信貸政策管理，為本集團大部份符合信貸評估標準的客戶提供四十日至六十日之平均信貸期，其餘客戶則需貨到付款、預付款或須銀行擔保。

19 貿易應收款及其他應收款、預付款及按金（續）

於二〇〇一年十二月三十一日，貿易應收款之帳齡分析如下：

	本集團		本公司	
	2001	2000	2001	2000
	港幣千元	港幣千元	港幣千元	港幣千元
即期	451,462	455,173	274,422	272,136
一至兩個月	276,536	234,081	212,551	179,126
二至三個月	131,018	139,715	95,830	106,320
三至四個月	52,552	48,337	34,766	26,531
四至五個月	19,421	37,552	10,666	11,799
五個月以上	77,877	52,496	26,097	38,451
	1,008,866	967,354	654,332	634,363

20 貿易應付款及其他應付款及應計費用

	本集團		本公司	
	2001	2000	2001	2000
	港幣千元	港幣千元	港幣千元	港幣千元
應付款:				
共同控制實體	3,369	13,820	–	–
聯營公司	27,983	27,621	–	–
有關連人士	48,845	–	–	–
貿易應付款(附註)	163,603	180,309	117,759	71,319
其他應付款及應計費用	448,205	505,362	190,282	211,338
	692,005	727,112	308,041	282,657

附註：於二〇〇一年十二月三十一日，貿易應付款之帳齡分析如下：

	本集團		本公司	
	2001	2000	2001	2000
	港幣千元	港幣千元	港幣千元	港幣千元
即期	139,638	131,929	114,228	65,237
一至兩個月	17,320	33,199	2,146	5,022
二至三個月	2,942	6,181	878	628
三至四個月	809	1,489	98	188
四至五個月	683	1,410	394	141
五個月以上	2,211	6,101	15	103
	163,603	180,309	117,759	71,319

21 銀行存款及透支

(a) 於二〇〇一年十二月三十一日，本集團已將港幣7,134,000元(2000：港幣5,850,000元)之銀行存款抵押，以擔保授予本集團之若干銀行融資。

(b) 銀行透支港幣37,579,000元(2000：港幣43,824,000元)是以港幣2,575,000元(2000：港幣1,543,000元)之流動資產及帳面淨值港幣11,868,000元(2000：港幣16,915,000元)之固定資產作抵押。

22 短期貸款

	本集團	
	2001	2000
	港幣千元	港幣千元
短期銀行貸款，有抵押	**14,980**	79,573
短期銀行貸款，無抵押	**156,755**	89,870
其他短期貸款，無抵押	**4,212**	20,791
	175,947	190,234

23 股本

	每股面值港幣0.05元之普通股數目	面值
		港幣千元
法定：		
二〇〇一年一月一日及二〇〇一年十二月三十一日	1,300,000,000	65,000
發行及實收：		
二〇〇一年一月一日及二〇〇一年十二月三十一日	438,000,000	21,900

24 儲備

(a) 本集團

	股份溢價	普通儲備	資本儲備	法定儲備	外匯浮動儲備	資本贖回儲備	保留盈餘	總數
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
二〇〇〇年一月一日，如前呈報	602,026	70,000	-	-	2,827	40,118	1,565,061	2,280,032
採納會計準則第9號（經修訂）之影響（附註1(q)）	-	-	-	-	-	-	262,800	262,800
二〇〇〇年一月一日，經重列	602,026	70,000	-	-	2,827	40,118	1,827,861	2,542,832
綜合帳目後所得								
－附屬公司	-	-	-	-	(2,099)	-	-	(2,099)
－共同控制實體	-	-	-	-	(2,746)	-	-	(2,746)
－聯營公司	-	-	-	-	(230)	-	-	(230)
匯兌差異	-	-	-	-	5,683	-	(5,683)	-
轉帳	-	-	1,171	7,468	-	-	(8,639)	-
本年度溢利	-	-	-	-	-	-	774,151	774,151
一九九九年已派末期股息（附註10）	-	-	-	-	-	-	(262,800)	(262,800)
二〇〇〇年已派中期股息（附註10）	-	-	-	-	-	-	(87,600)	(87,600)
二〇〇〇年十二月三十一日	602,026	70,000	1,171	7,468	3,435	40,118	2,237,290	2,961,508
相當於								
二〇〇〇年擬派末期股息							328,500	
其他							1,908,790	
二〇〇〇年十二月三十一日保留盈餘							2,237,290	
本公司及附屬公司	602,026	70,000	1,171	7,468	7,673	40,118	2,280,904	3,009,360
共同控制實體	-	-	-	-	(3,646)	-	(31,942)	(35,588)
聯營公司	-	-	-	-	(592)	-	(11,672)	(12,264)
二〇〇〇年十二月三十一日	602,026	70,000	1,171	7,468	3,435	40,118	2,237,290	2,961,508

24 儲備（續）

(a) 本集團（續）

	股份溢價	普通儲備	資本儲備	法定儲備	外匯浮動儲備	資本贖回儲備	保留盈餘	總數
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
二〇〇一年一月一日，如前呈報	602,026	70,000	1,171	7,468	3,435	40,118	1,908,790	2,633,008
採納會計準則第9號（經修訂）之影響（附註1(q)）	–	–	–	–	–	–	328,500	328,500
二〇〇一年一月一日，經重列	602,026	70,000	1,171	7,468	3,435	40,118	2,237,290	2,961,508
綜合帳目後所得								
－附屬公司	–	–	–	–	(8,302)	–	–	(8,302)
－共同控制實體	–	–	–	–	(9,613)	–	–	(9,613)
－聯營公司	–	–	–	–	(1,542)	–	–	(1,542)
匯兌差異	–	–	–	–	5,557	–	(5,557)	–
本年度溢利	–	–	–	–	–	–	596,250	596,250
二〇〇〇年已派末期股息（附註10）	–	–	–	–	–	–	(328,500)	(328,500)
二〇〇一年已派中期股息（附註10）	–	–	–	–	–	–	(87,600)	(87,600)
二〇〇一年十二月三十一日	**602,026**	**70,000**	**1,171**	**7,468**	**(10,465)**	**40,118**	**2,411,883**	**3,122,201**
相當於								
二〇〇一年擬派末期股息							328,500	
其他							2,083,383	
二〇〇一年十二月三十一日保留盈餘							**2,411,883**	
本公司及附屬公司	602,026	70,000	1,171	7,468	4,928	40,118	2,464,572	3,190,283
共同控制實體	–	–	–	–	(13,259)	–	(44,608)	(57,867)
聯營公司	–	–	–	–	(2,134)	–	(8,081)	(10,215)
二〇〇一年十二月三十一日	**602,026**	**70,000**	**1,171**	**7,468**	**(10,465)**	**40,118**	**2,411,883**	**3,122,201**

24 儲備（續）

(b) 本公司

	股份溢價	普通儲備	資本贖回儲備	保留盈餘	總數
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
二〇〇〇年一月一日，如前呈報	602,026	70,000	40,118	1,566,803	2,278,947
採納會計準則第9號(經修訂)之影響(附註1(q))	–	–	–	(80,204)	(80,204)
採納會計準則第9號(經修訂)之影響(附註1(q))	–	–	–	262,800	262,800
二〇〇〇年一月一日，經重列	602,026	70,000	40,118	1,749,399	2,461,543
本年度溢利，如前呈報	–	–	–	772,011	772,011
採納會計準則第9號(經修訂)之影響(附註1(q))	–	–	–	(38,996)	(38,996)
二〇〇〇年已收股息收入	–	–	–	80,204	80,204
一九九九年已派末期股息(附註10)	–	–	–	(262,800)	(262,800)
二〇〇〇年已派中期股息(附註10)	–	–	–	(87,600)	(87,600)
二〇〇〇年十二月三十一日	602,026	70,000	40,118	2,212,218	2,924,362
相當於					
二〇〇〇年擬派末期股息				328,500	
其他				1,883,718	
二〇〇〇年十二月三十一日保留盈餘				2,212,218	
二〇〇一年一月一日，如前呈報	602,026	70,000	40,118	1,922,714	2,634,858
採納會計準則第9號(經修訂)之影響(附註1(q))	–	–	–	(38,996)	(38,996)
採納會計準則第9號(經修訂)之影響(附註1(q))	–	–	–	328,500	328,500
二〇〇一年一月一日，經重列	602,026	70,000	40,118	2,212,218	2,924,362
本年度溢利	–	–	–	623,257	623,257
二〇〇〇年已派末期股息(附註10)	–	–	–	(328,500)	(328,500)
二〇〇一年已派中期股息(附註10)	–	–	–	(87,600)	(87,600)
二〇〇一年十二月三十一日	**602,026**	**70,000**	**40,118**	**2,419,375**	**3,131,519**
相當於					
二〇〇一年擬派末期股息				328,500	
其他				2,090,875	
二〇〇一年十二月三十一日保留盈餘				**2,419,375**	

根據一附屬公司之當地法律規章，此附屬公司須將若干出售固定資產之收益及視作出售其聯營公司權益之收益轉撥至資本儲備。出售固定資產收益之資本儲備只可用以彌補經營虧損及轉為股本。視作出售其聯營公司權益之收益之資本儲備只可用以彌補經營虧損。

根據一附屬公司之當地法律，此附屬公司須將每年之淨收益，扣除累積虧損後之10%保留作為法定儲備，直至該儲備累積至股本總額為止。法定儲備只可用以彌補經營虧損及轉為股本。

24 儲備（續）

本集團之資本贖回儲備及股份溢價帳是根據香港公司條例之規定而設立。

根據香港公司條例第79B條計算，本公司於二〇〇一年十二月三十一日之可供分派儲備(包括保留盈餘及普通儲備)爲港幣2,489,375,000元(2000經重列:港幣2,282,218,000元)。

25 長期負債

	本集團	
	2001	2000
	港幣千元	港幣千元
貸款及應付票據		
一無抵押	910	965
一有抵押	91,652	95,898
	92,562	96,863
融資租賃承擔	591	-
	93,153	96,863
列爲流動負債之一年內應償還額	(20,911)	(18,577)
	72,242	78,286

以上項目之分析如下：

	2001	2000
銀行貸款		
一須於五年內全部償還	62,574	59,790
一毋須於五年內全部償還	24,507	31,449
	87,081	91,239
其他貸款及應付票據		
一須於五年內全部償還	5,481	5,624
	92,562	96,863
融資租賃承擔		
一須於五年內全部償還	591	-
	93,153	96,863
列爲流動負債之一年內應償還額	(20,911)	(18,577)
	72,242	78,286

25 長期負債（續）

於二〇〇一年十二月三十一日，本集團之銀行貸款、其他貸款及應付票據(不包括融資租賃負債)之還款期如下：

	銀行貸款		其他貸款及應付票據	
	2001	2000	2001	2000
	港幣千元	港幣千元	**港幣千元**	港幣千元
一一年內	**19,736**	17,525	**1,004**	1,052
一第二年	**19,444**	17,766	**102**	94
一第三至第五年	**23,394**	24,499	**4,375**	4,478
一五年以上	**24,507**	31,449	**–**	–
	87,081	91,239	**5,481**	5,624

於二〇〇一年十二月三十一日，本集團之融資租賃負債之還款期如下：

	本集團	
	2001	2000
	港幣千元	港幣千元
一一年內	223	–
一第二年	223	–
一第三至第五年	274	–
	720	–
融資租賃之未來融資支出	(129)	–
融資租賃負債之現值	591	–
融資租賃負債之現值如下：		
一一年內	171	–
一第二年	171	–
一第三至第五年	249	–
	591	–

26 遞延稅項

	本集團		本公司	
	2001	2000	2001	2000
	港幣千元	港幣千元	港幣千元	港幣千元
一月一日	(776)	(2,751)	7,470	4,275
轉自損益帳(附註 8)	53,092	1,964	51,775	3,195
匯兌差異	122	11	–	–
十二月三十一日	52,438	(776)	59,245	7,470
帳中已撥準備：				
可免稅之加速折舊	49,673	5,901	54,262	4,239
其他時間差別	2,765	(6,677)	4,983	3,231
	52,438	(776)	59,245	7,470

27 或有負債

	本集團		本公司	
	2001	2000	2001	2000
	港幣千元	港幣千元	港幣千元	港幣千元
作出擔保以取得銀行融資予：				
一附屬公司	–	–	120,096	163,021
一一承資公司	5,611	5,954	–	–
爲一附屬公司取得履約債券作出擔保(附註 a)	88,000	–	88,000	–
	93,611	5,954	208,096	163,021

(a) 於二〇〇〇年十二月五日，香港特別行政區政府(政府)發出收費電視牌照(牌照)予本公司一全資附屬公司。按照其中一項牌照條件，附屬公司已向廣播事務管理局交出由銀行發出數額港幣88,000,000元之履約債券予政府。此履約債券是要確保附屬公司會遵照牌照條款開展本地收費電視服務的責任。本公司已向發出此履約債券之銀行作出擔保。

(b) 管理層預計上述來自日常業務之銀行擔保及其他擔保不會產生重大負債。

(c) 本公司與香港作曲家及作詞家協會(CASH)就如何訂定每年須爲由CASH控制及管理之表演權利而繳付牌照費之爭議，儘管於二〇〇一年二月上旬原則上同意和解條款，惟因CASH推翻已同意之條款而未能訂立和解協議。該爭議因而需再發回版權審裁處裁決，而是次仲裁之聆訊預期會於二〇〇二年下半年間舉行。審裁處之仲裁沒有結果之前，本公司現時須爲二〇〇一年支付港幣19,772,000元之中期牌照費予CASH，而此費用或須根據審裁處之裁定而作最後調整。董事局認爲審裁處作出最終調整將不會對本集團之財務狀況有重大不利影響，因而不需於帳內作準備。

28 資本承擔

購買固定資產之承擔數目如下：

	本集團		本公司	
	2001	2000	2001	2000
	港幣千元	港幣千元	港幣千元	港幣千元
經批准惟未簽約	651,314	894,517	565,773	797,899
經簽約惟未撥備	646,946	1,257,512	631,681	1,218,701
	1,298,260	2,152,029	1,197,454	2,016,600

上述未包括本集團在共同控制實體之應佔購買固定資產之承擔如下：

	本集團		本公司	
	2001	2000	2001	2000
	港幣千元	港幣千元	港幣千元	港幣千元
經批准惟未簽約	98	4,603	–	–
經簽約惟未撥備	42	–	–	–
	140	4,603	–	–

29 經營租賃承擔

於二○○一年十二月三十一日，本集團根據不可撤銷之經營租賃而於未來支付之最低租賃付款總額如下：

	本集團		本公司	
		經重列		經重列
	2001	2000	2001	2000
	港幣千元	港幣千元	港幣千元	港幣千元
土地及樓宇				
－第一年內	110,690	145,187	96,879	96,494
－第二至第五年內	159,095	261,185	130,752	226,393
－五年後	–	1,873	–	1,238
	269,785	408,245	227,631	324,125
器材及轉發器				
－第一年內	138,945	61,808	–	–
－第二至第五年內	401,091	216,809	–	–
－五年後	142,733	155,759	–	–
	682,769	434,376	–	–
	952,554	842,621	227,631	324,125

30 電視廣播牌照

本公司乃根據香港特別行政區政府（政府）發牌之條款經營，而該牌照已於二○○○年十一月三十日到期。由於數碼免費電視之發牌及監管政策仍未完成，本公司已獲政府續牌三年至二○○三年十一月三十日。由二○○一年十月起，政府已開始檢討程序，預計於二○○二年十一月會作出決定。若一旦獲得續牌，牌照的有效期由二○○三年十二月一日起計，爲期十二年。

31 綜合現金流量表附註

	2001 港幣千元	2000 港幣千元
(a) 經營溢利與營業所得之現金流入淨額對帳：		
經營溢利	704,645	915,461
折舊	173,668	187,011
投資證券減值準備	-	11,699
出售固定資產虧損	12,342	2,311
視作出售附屬公司權益之收益	-	(129,393)
增加節目、影片版權及盤存	(43,183)	(112,032)
(增加)/減少貿易應收款及其他應收款、預付款及按金	(40,204)	13,557
(減少)/增加貿易應付款及其他應付款及應計費用	(35,932)	197,522
減少應計政府專利稅	(14,902)	(44,926)
利息收入	(49,868)	(82,030)
匯兌差異	3,458	(95)
營業所得之現金流入淨額	710,024	959,085

(b) 年內融資變動情況分析：

	少數股東權益 港幣千元	股本（包括溢價） 港幣千元	長期銀行貸款 港幣千元	其他貸款及應付票據 港幣千元	融資租賃承擔 港幣千元	短期貸款 港幣千元
二〇〇〇年一月一日結存	43,839	623,926	111,314	6,107	-	176,270
匯兌差異	1,488	-	(2,754)	(19)	-	-
由少數股東投入資本	154,740	-	-	-	-	-
視作出售附屬公司權益之收益	(129,393)	-	-	-	-	-
本年度償還額	-	-	(17,321)	(89)	-	(176,270)
轉至流動負債	-	-	-	(375)	-	-
本年度增添額	-	-	-	-	-	190,234
	26,835	-	(20,075)	(483)	-	13,964
少數股東權益應佔虧損	(25,418)	-	-	-	-	-
二〇〇〇年十二月三十一日結存	45,256	623,926	91,239	5,624	-	190,234

31 綜合現金流量表附註（續）

	少數股東權益	股本（包括溢價）	長期銀行貸款	其他貸款及應付票據	融資租賃承擔	短期貸款
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
二○○一年一月一日結存	45,256	623,926	91,239	5,624	-	190,234
匯兌差異	(6,075)	-	(8,680)	(57)	-	-
本年度償還額	-	-	(16,450)	(86)	(174)	(190,234)
本年度增添額	-	-	20,972	-	765	175,947
	(6,075)	-	(4,158)	(143)	591	(14,287)
少數股東權益應佔虧損	(37,113)	-	-	-	-	-
二○○一年十二月三十一日結存	**2,068**	**623,926**	**87,081**	**5,481**	**591**	**175,947**

32 重大有關連人士交易

本集團在正常業務範圍內進行之重大有關連人士交易摘要如下：

a) 由一九九二年五月五日起，本公司之主要股東 — 邵氏兄弟(香港)有限公司(邵氏)已根據一項製作管理協議提供若干製作設施予本公司。於二○○一年一月三十一日，本公司與邵氏訂立一項新的製作管理協議，由二○○一年二月一日起至二○○三年一月三十一日止，爲期兩年，每月費用爲港幣445,000元。本公司於二○○一年內已付之費用爲港幣5,345,000元(2000：港幣5,345,000元)。此外，本公司於二○○一年內已付港幣89,000元(2000：港幣98,000元)予邵氏作爲償還該等製作設施之政府差餉。

b) 於一九九七年五月十九日及一九九七年十二月十五日，本公司與邵氏分別訂立兩項租賃協議，據此，邵氏向本公司出租若干辦公室及泊車位。此兩項租賃協議之租賃期分別由一九九七年七月一日及一九九七年十一月一日起至二○○五年六月三十日止。本公司於二○○一年內已付之租金爲港幣17,732,000元(2000：港幣17,732,000元)。

c) 於二○○一年三月三十日，本公司與Chevalier(Network Solutions)Limited(CNSL)(CNSL之控股公司之控權股東亦爲本公司之董事)訂立意向書，內容有關CNSL向本公司之新電視城供應、安裝及保養PABX及結構電纜網絡，整筆費用爲港幣20,526,000元，並會以分期方式支付。載有意向書所載條款之正式合約已於二○○一年十一月訂立。本公司於二○○一年內已付之數額爲港幣1,328,000元(2000：無)。

d) 於一九九五年一月一日，本公司一非全資附屬公司 — 聯意製作股份有限公司(聯意)與其主要股東 — 年代網際事業股份有限公司(年代)訂立分銷協議，據此，年代會充任聯意之獨家分銷商，向台灣分銷聯意之有線電視頻道，並負責代表聯意收取因播放其電視節目之所得收益。於一九九八年二月二十八日，該協議獲續期三年，由一九九八年三月一日起生效。於二○○○年十一月十六日，該協議再獲續期兩年，由二○○一年三月一日起生效。聯意於二○○一年內所支付之費用爲港幣7,133,000元(2000：港幣8,634,000元)。

e) 由一九九五年起，年代已於聯意經營之有線電視頻道，以及由聯意代理招攬廣告之頻道或雜誌訂購廣告。聯意於二○○一年內收取之數額爲港幣7,364,000元(2000：港幣10,324,000元)。

32 重大有關連人士交易（續）

f） 由一九九五年起，聯意已充任年代之市場推廣代理，為年代在台灣經營之若干電視頻道招攬廣告。於二〇〇〇年十一月十六日，該協議獲續期一年，由二〇〇〇年七月一日起生效。於二〇〇一年七月十二日，訂約方由二〇〇一年七月一日起續期此安排一年。根據協議，聯意將從第三方廣告商透過聯意在年代所經營頻道上播放廣告而產生的廣告收入總額中扣除15%作為佣金，餘款則按月以現金支付予年代。訂約方之間同意聯意將不會就以非現金代價支付費用的廣告收取任何佣金。聯意於二〇〇一年內收取之數額為港幣9,734,000元(2000：港幣16,348,000元)。

g） 於一九九八年七月三十一日，聯意與年代訂立光纖網絡服務協議，據此，年代同意向聯意在台灣提供光纖網絡服務，每提供一路光纖線月費為港幣102,000元(不包括銷售稅)。此安排之有效期由一九九八年八月一日起至二〇〇一年七月三十一日止。於二〇〇一年七月二十六日，此協議獲續期十一個月，由二〇〇一年八月一日起生效。根據新協議，年代會以每路光纖線為港幣48,000元之月費(不包括銷售稅)為聯意提供十四路光纖線。聯意於二〇〇一年內付予年代之費用為港幣9,681,000元(2000：港幣13,176,000元)。

h） 於二〇〇一年四月十日，聯意與年代訂立協議，據此，於二〇〇〇年十月二十八日至二〇〇一年十二月三十一日期間，聯意會在台灣提供衛星設備及技術服務予年代及年代會在台灣提供中繼頻道衛星節目信號服務予聯意。根據協議，年代同意支付月費港幣1,229,000元予聯意，而聯意則同意支付月費港幣611,000元予年代。該等月費皆不包括5%銷售稅。於二〇〇一年內，聯意收取年代之費用為港幣14,748,000元(2000：港幣2,852,000元)，而聯意應付年代之數額則為港幣7,337,000元(2000：港幣1,419,000元)。

i） 聯意獲其聯營公司 — 英特發股份有限公司(英特發)委任為其之廣告代理，為英特發在台灣出版之雜誌招攬廣告。據此，聯意收取廣告收益之某一特定百分比作為佣金。聯意於二〇〇一年內收取之收益為港幣7,761,000元(2000：港幣5,660,000元)。

j） 聯意與一共同控制實體 — 星際傳播股份有限公司(星際)已訂立數項協議，內容有關星際提供衛星傳送服務予聯意。聯意於二〇〇一年內支付予星際之服務費用為港幣9,692,000元(2000：港幣10,680,000元)。

k） 於一九九九年四月十六日，本公司一全資附屬公司 — 電視廣播(國際)有限公司(電視廣播(國際))與年代訂立分租協議，向年代分租部份衛星轉發器容量。此分租協議其後為二〇〇〇年一月十三日訂立之修訂協議所取代，內容有關更改合約期限及出租月費。於二〇〇一年四月二十八日，電視廣播(國際)與年代就經修訂協議訂立一項增補協議，據此，訂約各方已同意由二〇〇一年三月一日起把分租轉發器容量由27兆赫減至13.5兆赫。因此年代須付予電視廣播(國際)之出租月費亦由二〇〇一年三月一日起相應減少。由於此項減幅乃經雙方同意，故並無罰款條款加於年代。電視廣播(國際)於二〇〇一年內收取年代之費用為港幣9,571,000元(2000：港幣13,879,000元)。

l） 於二〇〇〇年六月三十日，本公司一全資附屬公司 — TVB(Overseas)Limited(TVBO)與年代訂立總製作協議，據此，TVBO為年代製作若干電影/節目，由一九九九年七月一日起生效，為期一年。於二〇〇一年一月五日，雙方同意把該協議由二〇〇〇年七月一日起以相同條款及條件續期一年，惟開拓該等電影／節目之影像光碟權益亦需撥歸年代。TVBO於二〇〇一年內收取年代之費用為港幣5,656,000元(2000：港幣12,466,000元)。

m） 於一九九五年十月八日，TVBO就提供技術、管理、營業及市場支援服務予本公司一非全資附屬公司少數股東之聯繫人士 — Measat Broadcast Network Systems Sdn.Bhd.(MBNS)而與MBNS訂立多項協議。於二〇〇一年五月三十日，TVBO與MBNS訂立增補協議，使該等協議之條款可引伸適用於MBNS及MBNS之全資附屬公司 — All Asia Programming Systems(BVI)Ltd.(AAPS)所收購之新頻道。TVBO於二〇〇一年內之累算收入為港幣11,730,000元(2000：港幣12,461,000元)。

n） 於一九九五年十月七日，TVBO與AAPS訂立主要供應協議，據此，TVBO需提供節目予AAPS在馬來西亞分銷。於一九九七年十二月八日，協議各方訂立若干增補協議以補充當時之安排。於二〇〇一年五月三十日，TVBO與AAPS訂立函件協議，據此，協議中之條款作出多項變動，其中包括應付服務費用，擴展節目經銷地域，若干與伸展服務予酒店及商業用戶及更換節目有關之安排。TVBO於二〇〇一年內之累算收入為港幣38,403,000元(2000：港幣30,528,000元)。

32 重大有關連人士交易（續）

o) 於二〇〇一年五月三十日，TVBO與MBNS及AAPS就於馬來西亞及汶萊提供電視頻道予AAPS(其後AAPS再批分特許權予MBNS)訂立協議。TVBO於二〇〇一年內之累算收入爲港幣14,748,000元(2000：港幣16,168,000元)。

p) 於二〇〇一年九月三十日，本公司兩家全資附屬公司 — 電視廣播(國際)及TVB Satellite TV Entertainment Limited(TVBSE)與MBNS訂立交易備忘錄，內容有關(i)電視廣播(國際)向MBNS批出有關在馬來西亞及汶萊之收費電視經銷若干華語節目之權利及(ii)TVBSE就若干電視頻道之廣告銷售及贊助事宜向MBNS提供由二〇〇一年十月一日起生效，爲期三年之服務。根據交易備忘錄，MBNS可將上述特許權利轉批予其聯屬公司或關連公司。電視廣播(國際)及TVBSE於二〇〇一年內賺取之收益爲港幣24,518,000元(2000：無)。

除上文所述外，其他數額對本集團而言屬不重大之有關連人士交易包括：

—出租辦公室及設施之租金收入，

—新聞報導之分特許權收入，

—製作電視節目之收入，

—廣告及代理收入，

—電影版權之發行費用，

—租賃製作地方之租金費用，

—製作電視節目之費用，

—保養及其他有關服務之費用，及

—購買電影版權。

33 帳目之批准

此帳目已於二〇〇二年三月二十七日經董事局批准。

34 附屬公司

名稱	註冊地點	發行及實收普通股股本	發行及實收優先股股本	擁有股份之百分比本集團	擁有股份之百分比本公司	主要業務
# iTVB Holdings Limited	英屬處女群島	HK$10,000	–	100	100	投資控股
Jade Animation International Limited	百慕達	US$12,000	–	100	100	動畫投資、發行及分銷
動佳有限公司	香港	HK$2	–	100	100	未有營業
OHE Facilities Limited	百慕達	US$20,000	–	100	100	提供節目製作之有關服務
TVB (Overseas) Limited	百慕達	US$12,000	–	100	100	片主、節目發行及投資控股
TVB Satellite TV Holdings Limited	百慕達	US$12,000	–	100	100	投資控股
電視廣播(國際)有限公司	香港	HK$2,000,000	–	100	100	投資控股及節目發行
# Capital Empire Limited	英屬處女群島	US$1,000	–	100	–	片主及節目發行
CC Decoders Limited	英國	GBP2	–	64	–	提供解碼器材
Condor Entertainment B.V.	荷蘭	EUR18,400	–	100	–	節目發行
Countless B.V.	荷蘭	EUR18,400	–	100	–	節目發行
# 東方彩視投資股份有限公司	台灣	NT$1,000,000	–	100	–	投資控股
# Extra Profit Holdings Limited	英屬處女群島	HK$1	–	100	–	投資控股
# Fairwork Group Limited	英屬處女群島	US$1,000	–	100	–	投資控股
銀河衛星廣播有限公司	香港	HK$2	–	100	–	提供電視業者之衛星訊號上傳及放送服務
* Golden Star Video Library Sdn. Bhd.	馬來西亞	MYR10,000	–	51	–	暫停營業
# iTVB Limited	英屬處女群島	HK$10,000	–	100	–	投資控股
翡翠動畫製作有限公司	香港	HK$500,000	–	100	–	動畫製作及投資控股

34 附屬公司(續)

名稱	註冊地點	發行及實收 普通股 股本	發行及實收 優先股 股本	擁有股份之百分比 本集團	擁有股份之百分比 本公司	主要業務
聯意製作股份有限公司	台灣	NT$880,000,000	–	70	–	電視節目製作、錄影廠租賃及廣告
* Oriental Home Entertainment Inc.	加拿大	CAD100	–	100	–	節目發行及分銷
Peony Holding N.V.	荷屬安地列斯群島	US$100	US$6,000	100	–	投資控股及提供節目製作之有關服務
# Request Investments Limited	英屬處女群島	HK$1	–	100	–	投資控股
Roverly B.V.	荷蘭	EUR18,400	–	100	–	提供財務貸款
時代華人電視有限公司	香港	HK$4	–	64	–	提供衛星及收費電視節目
The Chinese Channel Limited	英國	GBP1,111	–	64	–	提供節目製作之有關服務
The Chinese Channel (Holdings) Limited	開曼群島	GBP45,619	–	64	–	投資控股
# Toysters Animation International Limited	英屬處女群島	US$1,000	–	55	–	未有營業
TVB (Australia) Pty. Ltd.	澳洲	A$5,500,000	–	100	–	提供衛星及收費電視節目
電視廣播制作資源有限公司	香港	HK$10,000	–	100	–	提供節目製作之有關服務
* TVB Holdings (USA) Inc.	美國	US$6,010,000	–	100	–	投資控股及節目發行及分銷
TVB International Limited	香港	HK$10,000	–	100	–	暫停營業
* TVB (Mauritius) Limited	毛里求斯	US$2	–	100	–	投資控股
# TVB Profekta Inc.	加拿大	CAD1,000	–	70	–	暫停營業
§ 電視廣播出版(控股)有限公司(前稱電視廣播互聯網有限公司)	香港	HK$8,100,000	–	77.78	–	投資控股及互聯網入門網

34 附屬公司(續)

名稱	註冊地點	發行及實收 普通股 股本	優先股 股本	擁有股份之百分比 本集團	本公司	主要業務
電視廣播出版有限公司	香港	HK$20,000,000	–	77.78	–	出版雜誌
電視廣播(衛星)有限公司	香港	HK$2	–	100	–	提供節目編排及頻道服務
* TVB Satellite Platform, Inc.	美國	US$3,000,000	–	100	–	提供衛星及收費電視節目
TVB Satellite TV Entertainment Limited	百慕達	US$12,000	–	100	–	提供衛星及收費電視節目
TVB (UK) Limited	英國	GBP2	–	100	–	投資控股
* TVB (USA) Inc.	美國	US$10,000	–	100	–	提供衛星及收費電視節目
TVB Video (UK) Limited	英國	GBP1,000	–	100	–	節目發行及分銷及物業租賃
電視廣播互聯網有限公司(前稱奔恒有限公司)	香港	HK$2	–	100	–	互聯網入門網
# Zennora Group Limited	英屬處女群島	US$1,000	–	100	–	投資控股
# 翡翠多媒体设计(上海)有限公司	中華人民共和國,有限公司	US$350,000	–	100	–	動畫設計及製作

所有附屬公司均無發行借貸資本。TVB(Overseas)Limited之主要經營地區是在台灣、新加坡、馬來西亞、澳洲、北美洲及歐洲,此外所有附屬公司之註冊地點即其主要經營地區。

* 該等附屬公司帳目非由羅兵咸永道會計師事務所核數。

\# 該等附屬公司帳目未經核數。

§ 於二○○一年十一月三十日,電視廣播出版(控股)有限公司以未繳股款股份方式以每股港幣8.60元發行總共9,000,000普通股(每股面值為港幣0.10元)予其少數股東,此等股份於二○○一年內並無投票權及股息。

Television Broadcasts Limited

TV City, Clear Water Bay Road, Kowloon, Hong Kong.